12028253

SEC
Mail Processing
Section

NOV - 9 2012

Washington DC
402

GLOBE SPECIALTY METALS, INC.

2012 ANNUAL REPORT
To
STOCKHOLDERS

To Our Shareholders:

We had a successful Fiscal 2012 with record sales and profits despite the economic headwinds, largely influenced by the uncertainty in Europe. Sales increased from the prior year in both silicon metal and silicon-based alloys, as average selling prices increased and shipments remained stable. We operated at full production capacity during the year, with normal maintenance outages as customer demand remained solid.

Major highlights:

- We acquired Alden Resources, the leading provider of specialty low ash coal for the silicon metal and silicon-based alloy industries. Specialty low ash coal is a key ingredient in the production of silicon metal and high purity ferrosilicon. The acquisition of Alden gives us a consistent, long-term and low-cost supply of this key raw material to support our continued growth worldwide. Alden is presently supplying the bulk of our coal needs in the US and Canada and is also selling a meaningful amount of coal to third parties.

- We also acquired a 51% stake in Quebec Silicon, Canada's only producer of silicon metal. We have already made improvements and lowered costs at the plant by, among other things, reducing personnel and enhancing operating procedures, while increasing production aided mainly by the use of coal from Alden.

- We closed on a new $300 million syndicated credit facility. This facility refinanced existing debt and will be available to finance acquisitions, growth initiatives, stock buy-backs, working capital and for general corporate purposes.

We continue to focus on lowering our costs and improving operating efficiencies as well as exploring strategic growth opportunities that will enhance shareholder value.

Thank you for your continued support.

Sincerely,

Jeff Bradley
Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 1 to
Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended June 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from to

Commission File Number 001-34420

Globe Specialty Metals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**20-2055624**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

One Penn Plaza
250 West 34th Street, Suite 4125
New York, NY 10119
(Address of principal executive offices, including zip code)

(212) 798-8122
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common stock, $0.0001 par value	The NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

As of August 23, 2012, the registrant had 75,051,549 shares of common stock outstanding. As of December 31, 2011 (the last business day of the Registrant's most recently completed second fiscal quarter), the aggregate market value of such shares held by non-affiliates of the Registrant was approximately $861.1 million.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement relating to the 2012 Annual Meeting of Stockholders, filed with the Securities and Exchange Commission, are incorporated by reference in Part III, Items 10 - 14 of this Annual Report on Form 10-K as indicated herein.

Globe Specialty Metals, Inc.

PART I

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. The forward-looking statements are contained principally in the sections entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." In some cases, you can identify forward-looking statements by terms such as "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would" and similar expressions intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors which may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements include statements about:

- the anticipated benefits and risks associated with our business strategy;
- our future operating results and the future value of our common stock;
- the anticipated size or trends of the markets in which we compete and the anticipated competition in those markets;
- our ability to attract customers in a cost-efficient manner;
- our ability to attract and retain qualified management personnel;
- our future capital requirements and our ability to satisfy our capital needs;
- the potential for additional issuances of our securities; and
- the possibility of future acquisitions of businesses or assets.

Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties including, but not limited to:

- the historic cyclicality of the metals industry and the attendant swings in market price and demand;
- increases in energy costs and the effect on our cost of production;
- disruptions in the supply of power;
- availability of raw materials or transportation;
- cost of raw material inputs and our ability to pass along those costs to customers;
- the concentration of our sales to a limited number of customers and the potential loss of a portion of sales to those customers;
- changes in laws protecting U.S. companies from unfair foreign competition;
- integration and development of prior and future acquisitions; and
- other risks described from time to time in our filings with the United States Securities and Exchange Commission (SEC), including the risks discussed under the heading "Risk Factors" in this Annual Report.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our estimates and assumptions only as of the date the statements are made. You should read this Annual Report on Form 10-K and the documents that we have filed as exhibits completely and with the understanding that our actual future results may be materially different from what we expect. Except as required by law, we assume no obligation to update any forward-looking statements publicly or to update the reasons actual results could differ materially from those anticipated in any forward-looking statements, even if new information becomes available in the future.

Item 1. *Business*

Overview

Globe Specialty Metals, Inc. and subsidiary companies (GSM, the Company, we, us, or our) is one of the world's largest and most efficient producers of silicon metal and silicon-based alloys, with approximately 120,000 metric tons (MT) of silicon metal capacity (excluding Dow Corning Corporation's portion of the capacity of our Alloy, West Virginia plant and our Becancour, Quebec plant) and 120,000 MT of silicon-based alloys capacity. Silicon metal, our principal product, is used as a primary raw material in making silicone compounds, aluminum and polysilicon. Our silicon-based alloys are used as raw materials in making steel, automotive components and ductile iron. We control the supply of most of our raw materials, and we capture, recycle and sell most of the by-products generated in our production processes.

Our products are currently produced in seven principal operating facilities located in the United States, Canada and Argentina. Additionally, we operate facilities in Poland and China. Our flexible manufacturing capabilities allow us to optimize production and focus on products that enhance profitability. We also benefit from the lowest average operating costs of any large Western World producer of silicon metal, according to CRU International Limited (CRU), a leading metals industry consultant. CRU defines "Western World" as all countries supplying or consuming silicon metal with the exception of China and the former republics of the Soviet Union, including Russia.

Fiscal 2012 was a successful and active year for us. We had a record year of sales and profits despite the economic headwinds largely caused by the uncertainty in Europe. Sales and profits grew from the prior year as average selling prices increased and shipments remained stable. Average prices increased for both silicon metal and silicon-based alloys. In July 2011 we acquired Alden Resources, North America's leading miner of specialty metallurgical coal for the silicon and silicon-based alloy industries and in June 2012 we acquired a 51% interest in Quebec Silicon, a 47,000 MT silicon metal plant in Canada and closed on a $300 million holding company revolving credit facility. These transactions, as described below, will serve to broaden our product mix, improve our profitability and position us for significant continued future growth.

- In July 2011, we closed on the acquisition of Alden Resources, LLC, North America's leading miner, processor and supplier of specialty metallurgical coal to the silicon and silicon-based alloys industries. Specialty metallurgical coal is a key ingredient in the production of silicon metal. Alden is a major supplier of this type of specialty metallurgical coal to GSM and other silicon producers. By acquiring Alden, we secured a stable, long-term and low-cost supply of this key raw material to support continued growth worldwide while maintaining Alden's position as a leading supplier to other silicon and silicon-based alloy producers. Charcoal, where available, is a more costly alternative to coal and whose cost Globe would have to incur without adequate coal supplies. Alden has approximately 21 million tons of reserves of specialty metallurgical coal used predominately in the silicon and silicon-based alloy industries. Alden is currently operating six mines in Kentucky. Alden also owns and operates a coal preparation plant in eastern Kentucky that washes and prepares the coal. The plant is newly upgraded and capable of processing over 2.5 million tons of coal per year. Alden is presently supplying the bulk of our coal needs at our plants in the US and Canada and is beginning to sell a meaningful amount of coal to third parties.
- In June 2012 we closed on the acquisition of the silicon metal assets of Becancour Silicon Inc. including its 51% interest in Quebec Silicon Limited Partnership, collectively known as Quebec Silicon, a 47,000 metric ton silicon metal plant as well as certain working capital assets. Globe operates the silicon metal plant, consolidates the results, and purchases approximately 51% of its finished goods output at a price approximately equal to the fully loaded cost of production and sells the material to third party customers. Dow Corning Corporation (Dow Corning) has the right to purchase the other 49% of the plant's output at a price approximately equal to the fully loaded cost of production. This arrangement is similar to the Company's existing joint venture with Dow Corning at its Alloy, West Virginia plant. Globe believes that it can achieve meaningful cost reductions and operating efficiencies at the plant, primarily involving raw materials and processes which should benefit Globe and Dow Corning. We have already made certain improvements and cost reductions at the plant by supplying Alden coal, reducing employee headcount and enhancing operating procedures.
- In May 2012 we closed on a new $300,000,000 syndicated credit facility. The facility refinanced existing debt and closing costs of $96,550,000 and along with the Company's cash balances, it can be used to finance acquisitions, growth initiatives, stock buy-backs, working capital and for general corporate purposes. The facility is a revolving loan and does not require a borrowing base. It has a five-year term and at the current leverage ratio, carries an interest rate of LIBOR plus 1.75%. The loan has certain financial covenants, negative covenants and restrictions.

Average selling prices increased 8% from our prior year, with an 11% increase in silicon metal and a 6% increase in silicon-based alloys. Volumes remained stable from year to year. Average selling prices declined beginning in the third fiscal quarter of 2012 as our annual silicon metal contracts renewed at lower prices than the prior calendar year and silicon-based alloy prices declined primarily due to decreases in indices. In addition, a portion of our annual silicon metal contracts are priced based on indexes which caused an additional decline in average selling prices in the fourth quarter.

We are presently running all of our furnaces at full capacity, subject to planned maintenance outages. Demand for silicon metal is improving based on-end user demand for silicones, which are additives to hundreds of products such as cosmetics, textiles, paints and coatings, and by growing demand for polysilicon, which is used to produce photovoltaic (solar) cells and semiconductors. Major silicone and polysilicon producers are operating at solid capacity with good expectations for future growth and significant new polysilicon capacity is being built in the United States. Demand and pricing for silicon-based alloys is largely driven by end user requirements for our mostly customized product offerings from specialty steel producers and foundries. Major customers are growing to support increased auto production, domestically and overseas, and for other uses of specialty steel and castings.

Business segments

GMI

GMI currently operates six principal production facilities in the United States located in Beverly, Ohio, Alloy, West Virginia, Selma, Alabama, Niagara Falls, New York and Bridgeport, Alabama and one production facility in Canada located in Becancour, Quebec. GMI also operates six coal mines and a coal preparation plant in Kentucky and an open-pit quartzite mine in Alabama.

Globe Metais

Globe Metais is a distributor of silicon metal manufactured in Brazil. This segment includes the historical Brazilian manufacturing operations, comprised of a manufacturing plant in Breu Branco, mining operations and forest reserves, which were sold on November 5, 2009. Subsequent to this divestiture, Globe Metais' net sales relate only to the fulfillment of certain retained customer contracts, which were completed as of December 31, 2010.

Globe Metales

Globe Metales operates a production facility in Mendoza, Argentina and a cored-wire fabrication facility in San Luis, Argentina. Globe Metales specializes in producing silicon-based alloy products, either in lump form or in cored-wire, a delivery method preferred by some manufacturers of steel, ductile iron, machine and auto parts and industrial pipe.

Solsil

Solsil is continuing to develop its technology to produce upgraded metallurgical grade silicon metal (UMG) manufactured through a proprietary metallurgical process, which is primarily used in silicon-based photovoltaic (solar) cells. Solsil is located in Beverly, Ohio and is currently focused on research and development projects and is not producing material for commercial sale. We own a 97.25% interest in Solsil, Inc. (Solsil).

Corporate

The corporate office, located in New York, New York, includes general expenses, investments, and related investment income.

Other

Ningxia Yonvey Coal Industrial Co., Ltd. (Yonvey). Yonvey produces carbon electrodes, an important input in our production process, at a production facility in Shizuishan in the Ningxia Hui Autonomous Region of China. We currently consume internally the majority of Yonvey's output of electrodes. We hold a 70% ownership interest in Yonvey.

Ultracore Polska Sp.z.o.o (UCP). UCP produces cored-wire silicon-based alloy products. The fabrication facility is located in Police in northern Poland.

See our June 30, 2012 consolidated financial statements for financial information with respect to our se ments.

Products and Operations

The following chart shows the location of our primary facilities, the products produced at each facility and each facility's production capacity.


PRODUCT
Silicon Metal
Silicon Alloys
Cored Wire
Electrodes
Coal & Prep Plant
Fluorspar
NORTH AMERICA – DETAIL
INTERNATIONAL

Customers and Markets

The following table details our shipments and average selling price per MT over the last eight quarters through June 30, 2012. See note 21 (Operating Segments) to our June 30, 2012 consolidated financial statements for additional information.

	Quarter Ended							
	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010	September 30, 2010
	(Unaudited)							
Shipments (MT) (a)								
Silicon metal	35,343	30,210	26,647	27,434	31,096	32,266	29,922	29,323
Silicon-based alloys	31,340	30,618	24,659	26,851	25,484	27,010	29,249	29,125
Total	66,683	60,828	51,306	54,285	56,580	59,276	59,171	58,448
Average selling price ($/MT) (a)								
Silicon metal	$ 2,762	2,901	3,208	3,279	3,198	3,071	2,550	2,481
Silicon-based alloys	$ 2,267	2,287	2,501	2,501	2,452	2,264	2,031	1,839
Silicon metal and silicon-based alloys	$ 2,530	2,592	2,868	2,894	2,862	2,703	2,294	2,161

(a) Shipments and average selling price exclude coal, silica fume, other by-products and electrodes.

During the year ended June 30, 2012, our customers engaged primarily in the manufacture of silicone chemicals and polysilicon (34% of revenue), foundry alloys (19% of revenue), aluminum (17% of revenue) and steel (16% of revenue). Our customer base is geographically diverse, and includes North America, Europe, Asia and South America, which for the year ended June 30, 2012, represented 82%, 8%, 7% and 3% of our revenue, respectively.

For the year ended June 30, 2012, one customer accounted for more than 10% of revenues: Dow Corning, represented approximately 13% of revenues (approximately 88% of which was a result of the manufacturing joint ventures at our Alloy, West Virginia and Becancour, Quebec plants). Our ten largest customers account for approximately 45% of our net sales. These percentages include sales made under our joint venture agreements to Dow Corning.

Silicon Metal

We are among the world's largest and most efficient producers of silicon metal. Silicon-based products are classified by the approximate percentage of silicon contained in the material and the levels of trace impurities. We produce specialty-grade, high quality silicon metal with silicon content generally greater than 99.25%. We produce the majority of this high-grade silicon metal for three industries: (i) the aluminum industry; (ii) the chemical industry; and (iii) polysilicon producers in the photovoltaic (solar)/semiconductor industry. We also continue to develop our technology to produce UMG for photovoltaic (solar) applications.

We market to primary aluminum producers who require silicon metal with certain purity requirements for use as an alloy, as well as to the secondary aluminum industry where specifications are not as stringent. Aluminum is used to manufacture a variety of automobile and truck components, including engine pistons, housings, and cast aluminum wheels and trim, as well as uses in high tension electrical wire, aircraft parts, beverage containers and other products which require optimal aluminum properties. The addition of silicon metal reduces shrinkage and the hot cracking tendencies of cast aluminum and improves the castability, hardness, corrosion resistance, tensile strength, wear resistance and weldability of the end products.

Purity and quality control are important. For instance, the presence of iron in aluminum alloys, in even small quantities, tends to reduce its beneficial mechanical properties as well as reduce its lustrous appearance, an important consideration when producing alloys for aluminum wheels and other automotive trim. We have the ability to produce silicon metal with especially low iron content as a result of our precisely controlled production processes.

We market to all the major silicone chemical producers. Silicone chemicals are used in a broad range of applications, including personal care items, construction-related products, health care products and electronics. In construction and equipment applications, silicones promote adhesion, act as a sealer and have insulating properties. In personal care and health care products, silicones add a smooth texture, protect against ultra violet rays and provide moisturizing and cleansing properties. Silicon metal is an essential component of the manufacture of silicones, accounting for approximately 20% of the cost of production.

We market to producers of silicon wafers and solar cells who utilize silicon metal as the core ingredient of their product. These manufacturers employ processes to further purify the silicon metal and then use the material to grow crystals. These crystals are then cut into wafers, which are capable of converting sun light to electricity. The individual wafers are then soldered together to make solar cells.

We enter into annual contracts for a majority of our silicon metal production.

Silicon-Based Alloy Products

We make ferrosilicon by combining silicon dioxide (quartzite) with iron in the form of scrap steel and iron oxides. To produce our high-grade silicon-based alloys, we combine ferrosilicon with other additions that can include precise measured quantities of other metals and rare earths to create alloys with specific metallurgical characteristics. Our silicon-based alloy products can be divided into four general categories: (i) ferrosilicon, (ii) magnesium-ferrosilicon-based alloys, (iii) ferrosilicon-based alloys and (iv) calcium silicon.

Magnesium-ferrosilicon-based alloys are known as "nodularizers" because, when combined with molten grey iron, they change the graphite flakes in the iron into spheroid particles, or "nodules," thereby increasing the iron's strength and resilience. The resulting product is commonly known as ductile iron. Ductile iron is employed in numerous applications, such as the manufacture of automobile crankshafts and camshafts, exhaust manifolds, hydraulic valve bodies and cylinders, couplings, sprockets and machine frames, as well as in commercial water pipes. Ductile iron is lighter than steel and provides better castability (i.e., intricate shapes are more easily produced) than untreated iron.

Ferrosilicon-based alloys (without or with very low concentrations of magnesium) are known as "inoculants" and can contain any of a large number of combinations of metallic elements. Inoculants act to evenly distribute the graphite particles found in both grey and ductile iron and refine other microscopic structures, resulting in a product with greater strength and improved casting and machining properties.

Calcium silicon alloys are widely used to improve the quality, castability and machinability of steel. Calcium is a powerful modifier of oxides and sulfides. It improves the castability of the steel in a continuous casting process by keeping nozzles from clogging. Calcium also improves the machinability of steel, increasing the life of cutting tools.

We believe that we distinguish ourselves from our competitors by providing technical advice and service to our silicon-based alloy customers and by tailoring the chemical composition of our alloys to the specific requirements of each customer's product line and foundry process. Silicon-based alloy customers are extremely quality conscious. We have intensive quality control measures at each stage of the manufacturing process to ensure that our customers' specifications are met.

Our silicon-based alloys are sold to a diverse base of customers worldwide. Silicon-based alloys are typically sold on quarterly contracts or on a spot basis. We have evergreen year-to-year contracts with many of our customers for the purchase of our magnesium-ferrosilicon-based products, while foundry ferrosilicon alloys are typically purchased in smaller quantities for delivery within 30 days.

By-Products

We capture, recycle and sell most of the by-products generated in our production processes. The largest volume by-product not recycled into the manufacturing process is silica fume (also known as microsilica). This dust-like material, collected in our air filtration systems, is sold to our 50%-owned affiliate, Norchem Inc., and other companies which process, package and market it for use as a concrete additive, refractory material or oil well conditioner. The other major by-products of our manufacturing processes are "fines," the fine material resulting from crushing, and dross, which results from the purification process during smelting. The fines and dross that are not recycled into our own production processes are generally sold to customers who utilize these products in other manufacturing processes, including steel production.

Raw Material Supply

We control the supply of most of our raw materials. All of our products require coal or charcoal and woodchips in their manufacture. The acquisition of Alden Resources in July 2011 provides a stable and long-term supply of low ash metallurgical grade coal supplying a substantial portion of our requirements to our operations in the U.S. and Canada. We have reduced our use of charcoal because of the increased coal supply from Alden Resources. We also obtain low ash metallurgical grade coal from other sources in the U.S. We have mining operations located in Billingsley, Alabama. These mines supply our U.S. operations with a substantial portion of our requirements for quartzite, the principal raw material used in the manufacturing of all of our products. We believe that these mines, together with additional leasing opportunities in the vicinity, should cover our needs well into the future. We also obtain quartzite from other sources in the U.S. The gravel is mined, washed and screened to our specifications by our suppliers. We use charcoal from South American suppliers for our Argentine operations. Woodchips are sourced locally by each plant, and we maintain a wood chipping operation at certain plants in the U.S and Canada, which allows us to either buy logs or chips based on market pricing and availability. Carbon electrodes are supplied by Yonvey and are also purchased from several other suppliers on annual contracts and spot purchases. Most of our metal purchases are made on the spot market or from scrap dealers, with the exception of magnesium, which is purchased under a fixed duration contract for our U.S. business. Our principal iron source for producing ferrosilicon-based alloys has been scrap steel. Magnesium and other additives are obtained from a variety of sources producing or dealing in these products. We also obtain raw materials from a variety of other sources. Rail and truck are our principal transportation methods for gravel and coal. We have rail spurs at all of our plants. Other materials arrive primarily by truck. We require our suppliers, whenever feasible, to use statistical process control procedures in their production processes to conform to our own processes.

We believe that we have a cost advantage in most of our long-term power supply contracts. Our power supply contracts result in stable, favorably priced, long-term commitments of power at reasonable rates. In West Virginia, we have a contract with Brookfield Energy to provide approximately 45% of our power needs, from a dedicated hydroelectric facility, at a fixed rate through December 2021. The remainder of our power needs in West Virginia, Ohio and Alabama are sourced through contracts that provide tariff rates at historically competitive levels. In connection with the reopening of our Niagara Falls, New York plant, and as an incentive to reopen the plant, we obtained a public-sector package including 40 megawatts of hydropower through 2013, which was subsequently extended to 2020. We have entered into power hedge agreements, ending in June 2013, for approximately 20% of the total power required by our Niagara Falls, New York plant. These hedges cover our expected needs not supplied by the long-term power contract over the term of the hedge agreements.

Sales and Marketing Activities

Our silicon metal is typically sold through annual contracts which serve to lock in volumes and prices. Multi-year contracts have historically represented a meaningful portion of our silicon metal sales; however, substantially all silicon metal multi-year contracts expired at the end of calendar 2010. We have entered into annual calendar 2012 contracts for the bulk of our capacity. These agreements are largely fixed priced - with approximately 30% being priced based on an index - with a mix of firm volume commitments and requirements contracts.

Our marketing strategy is to maximize profitability by varying the balance of our product mix among the various silicon-based alloys and silicon metal. Our products are marketed directly by our own marketing staff located in Buenos Aires, Argentina, Police, Poland, and at various locations in the United States and who work together to optimize the marketing efforts. The marketing staff is supported by our Technical Services Manager, who supports the sales representatives by advising foundry customers on how to improve their processes using our products.

We also employ customer service representatives. Order receiving, entry, shipment coordination and customer service is handled primarily from the Beverly, Ohio facility for our U.S. operations, and in Buenos Aires, Argentina, and Police, Poland for our non U.S. operations. In addition to our direct sales force, we sell through distributors in various U.S. regions, Canada, Southern and Northern Mexico, Australia, South America and Europe.

We maintain credit insurance for the majority of our customer receivables to mitigate collection risk.

Competition

The silicon metal and silicon-based alloy markets are capital intensive and competitive. Our primary competitors are Elkem AS, owned by China National Bluestar Group Co. Ltd., and Grupo Ferroatlantica S.L. In addition, we also face competition from other companies, such as, Rima Industrial SA and Ligas de Alumino SA, as well as producers in China and the former republics of the Soviet Union. We have historically proven to be a highly efficient, low cost producer, with competitive pricing and manufacturing processes that capture most of our production by-products for reuse or resale. We also have the flexibility to adapt to current market demands by switching certain furnaces between silicon-based alloy and silicon metal production with economical switching costs. We face continual threats from existing and new competition. Nonetheless, certain factors can affect the ability of competition to enter or expand. These factors include (i) lead time of three to five years to obtain the necessary governmental approvals and construction completion; (ii) construction costs; (iii) the need to situate a manufacturing facility proximate to raw material sources, and (iv) energy supply for manufacturing purposes.

Competitive Strengths

We believe that we possess a number of competitive strengths that position us well to continue as one of the leading global suppliers of silicon metal and silicon-based alloys.

- *Leading Market Positions.* We hold leading market shares in a majority of our products. Our silicon metal capacity of approximately 120,000 MT annually (excluding Dow Corning's portion of the capacity of our Alloy, West Virginia plant and our Becancour, Quebec plant), represents approximately 12% of the total Western World capacity, including 58% of total capacity and 100% of merchant capacity in North America. We estimate that we have approximately 20% Western World capacity for magnesium ferrosilicon, including 50% capacity in North America and are one of only six suppliers of calcium silicon in the Western World (with estimated 18% capacity).

- *Low Cost Producer.* We have been recognized by CRU as the lowest average operating cost large silicon metal producer in the Western World. Currently, CRU lists our four silicon metal manufacturing facilities as being among CRU's five most cost efficient silicon metal manufacturing facilities in the Western World, of which three being the lowest cost facilities.

- *Highly Variable Cost Structure.* We operate with a largely variable cost of production and have the ability to rapidly turn furnaces on and off to react to changes in customer demand. During the global economic recession in 2008-2009, we were able to quickly idle certain furnaces as demand declined and then quickly re-start them at minimal cost as demand returned.

- *Long-Term Power Contracts.* We also believe that we have a cost advantage in our long-term power supply contracts, which provide a significant portion of our power needs. These power supply contracts result in stable, favorably priced, long-term commitments of power at reasonable rates.

- *Stable Raw Material Supply Through Captive Mines.* The acquisition of Alden Resources provides a stable and long-term supply of low ash metallurgical grade coal supplying a substantial portion of our requirements to our operations in the U.S. and Canada. We have quartz mining operations, located in Billingsley, Alabama, for which we currently possess long-term lease mining rights. These mines supply our U.S. plants with a majority of our requirements for quartzite, the principal raw material used in the manufacturing of our products. We believe that these mines, taken together with additional leasing opportunities in the vicinity should cover our needs well into the future. We have also obtained a captive supply of electrodes, an important input in our manufacturing process, through our ownership in Yonvey.

- *Efficient and Environmentally Sensitive By-Product Usage.* We utilize or sell most of our manufacturing processes' by-products, which reduces costs and limits environmental impact.

- *Diverse Products and Markets.* We sell our products to a wide variety of industries and to companies in over 30 countries. We believe that our diverse product and geographic end-market profile provides us with numerous growth opportunities and should help insulate us from economic downturns occurring in any individual industry or geographic region, however global macroeconomic factors will impact the effectiveness of our industrial and geographical diversity strategy. See note 21 (Operating Segments) to our June 30, 2012 consolidated financial statements for additional information.

- *Experienced, Highly Qualified Management Team.* We have assembled a highly qualified management team with over 50 years of combined experience in the metals industry among our top four executives. Alan Kestenbaum, our Executive Chairman, Jeff Bradley, our Chief Executive Officer and Chief Operating Officer, Malcolm Appelbaum, our Chief Financial Officer, and Stephen Lebowitz, our Chief Legal Officer, have over 22, 27, 7 and 9 years of experience, respectively, in metals industries. We believe that our management team has the operational and technical skill to continue to operate our business at world class levels of efficiency and to consistently produce silicon metal and silicon-based alloys.

Business Strategy

- *Focus on Core Businesses.* We differentiate ourselves on the basis of our technical expertise and high product quality and use these capabilities to retain existing accounts and cultivate new business. As part of this strategy, we are focusing our production and sales efforts on our silicon metals and silicon-based alloys to end markets where we may achieve the highest profitability. We continue to evaluate our core business strategy and may divest certain non-core and lower margin businesses to improve our financial and operational results.

- *Continue to Rationalize Costs to Meet Current Levels of Demand.* We are focused on operating in a cost effective manner and continue to focus on cost control in order to improve our profitability. Our largely variable cost of production should allow us to remain profitable during periods of reduced demand.

- *Capitalize on Market Conditions.* In fiscal year 2010, we reopened our Niagara Falls, New York and Selma, Alabama plants and are currently running all furnaces at full capacity, other than planned maintenance outages. We remain focused on improving furnace uptime and production output.

- *Maintain Low Cost Position While Controlling Inputs.* We intend to maintain our position as one of the most cost-efficient producers of silicon metal in the world by continuing to control the cost of the process inputs through our captive sources and long-term supply contracts. We continue to focus on reducing our fixed costs in order to reduce costs per MT of silicon metal and silicon-based alloy sold.

- *Continue Pursuing Strategic Acquisition Opportunities.* We continue to pursue complementary acquisitions at appropriate valuations. We are actively reviewing several possible transactions to expand our strategic capabilities and leverage our products and operations. We intend to build on our history of successful acquisitions by continuing to evaluate attractive acquisition opportunities for the purpose of increasing our capacity, increasing our access to raw materials and other inputs and acquiring further refined products for our customers. Our focus is on investing globally in companies, technologies or products that complement and/or diversify our business or product offerings. In particular, we will consider acquisitions or investments that will enable us to leverage our expertise in silicon metal and silicon-based alloy products and to grow in these markets, as well as enable us to enter new markets or sell new products. We believe our overall metallurgical expertise and skills in lean production technologies position us well for future growth.

- *Leverage Flexible Manufacturing and Expand Other Lines of Business.* We will leverage our flexible manufacturing capabilities to optimize the product mix produced while expanding the products we offer. Additionally, we can leverage our broad geographic manufacturing reach to ensure that production of specific metals is in the most appropriate facility/region. Besides our principal silicon metal products, we have the capability to produce silicon-based alloys, such as ferrosilicon and silicomanganese, using the same facilities. Our business philosophy is to allocate our furnace capacity to the products which we expect will improve profitability.

- *Leverage Synergies Among Units.* According to CRU, we currently have the three lowest cost, and four of the five lowest cost silicon metal manufacturing facilities in the Western World. Additionally, according to CRU, the average operating cost of our four silicon metal production facilities is approximately 11.7% lower than the Western World weighted average cost. We seek to leverage each of our facilities' best practices and apply them across our system.

Employees

As of June 30, 2012, we had 1,493 employees. We have 984 employees in the United States, 204 employees in Canada, 160 employees in Argentina, 29 employees in Poland and 116 employees in China. Our total employees consist of 458 salaried employees and 1,035 hourly employees and include 665 unionized workers. This compares to 1,213 employees at June 30, 2011.

We have not experienced any work stoppages and consider our relations with our employees to be good. Our hourly employees at our Selma, Alabama facility are covered by a collective bargaining agreement with the Industrial Division of the Communications Workers of America, under a contract running through July 31, 2013. Our hourly employees at our Alloy, West Virginia, Niagara Falls, New York and Bridgeport, Alabama facilities are covered by collective bargaining agreements with The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union under contracts running through April 27, 2014, July 29, 2014, and March 31, 2015, respectively. Union employees in Argentina are working under a contract running through April 30, 2013. Union employees in Canada are working under a contract running through April 2013. Our operations in Poland and China are not unionized.

Research and Development

Our primary research and development activities are concentrated in our Solsil business unit. Solsil is continuing to develop its technology to produce upgraded metallurgical grade silicon manufactured through a proprietary metallurgical process and which is primarily used in silicon-based photovoltaic (solar) cells. Solsil conducts research and development activities designed to improve the purity of its silicon. The business performs experiments, including continuous batch modifications with the goal of improving efficiencies, lowering costs and developing new products that we expect will meet the needs of the photovoltaic (solar) industry. These activities are performed at Solsil's operations, which are currently located within our facility at Beverly, Ohio. Our success in producing UMG for the solar industry is expected to help lower the production cost of photovoltaic (solar) cells and increase the overall affordability of the technology.

Proprietary Rights and Licensing

The majority of our intellectual property relates to process design and proprietary know-how. Our intellectual property strategy is focused on developing and protecting proprietary know-how and trade secrets, which are maintained through employee and third-party confidentiality agreements and physical security measures. Although we have some patented technology, our businesses or profitability does not rely fundamentally upon such technology.

Regulatory Matters

We operate facilities in the U.S. and abroad, which are subject to foreign, federal, national, state, provincial and local environmental, health and safety laws and regulations, including, among others, those governing the discharge of materials into the environment, hazardous substances, land use, reclamation and remediation and the health and safety of our employees. These laws and regulations require us to obtain from governmental authorities permits to conduct certain regulated activities, which permits may be subject to modification or revocation by such authorities.

We are subject to the risk that we have not been or will not be at all times in complete compliance with such laws, regulations and permits. Failure to comply with these laws, regulations and permits may result in the assessment of administrative, civil and criminal penalties or other sanctions by regulators, the imposition of remedial obligations, the issuance of injunctions limiting or preventing our activities and other liabilities. Under these laws, regulations and permits, we could also be held liable for any and all consequences arising out of human exposure to hazardous substances or environmental damage we may cause or that relates to our operations or properties. Environmental, health and safety laws are likely to become more stringent in the future. Our costs of complying with current and future environmental, health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances, may adversely affect our business, results of operations and financial condition.

There are a variety of laws and regulations in place or being considered at the international, federal, regional, state, provincial and local levels of government that restrict or are reasonably likely to restrict the emission of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause us to incur material costs to reduce the greenhouse gas emissions from our operations (through additional environmental control equipment or retiring and replacing existing equipment) or to obtain emission allowance credits, or result in the incurrence of material taxes, fees or other governmental impositions on account of such emissions. In addition, such developments may have indirect impacts on our operations, which could be material. For example, they may impose significant additional costs or limitations on electricity generators, which could result in a material increase in our energy costs.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances. In addition to cleanup, cost recovery or compensatory actions brought by foreign, federal, state, provincial and local agencies, neighbors, employees or other third parties could make personal injury, property damage or other private claims relating to the presence or release of hazardous substances. Environmental laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of hazardous substances. Persons who arrange for the disposal or treatment of hazardous substances also may be responsible for the cost of removal or remediation of these substances. Such persons can be responsible for removal and remediation costs even if they never owned or operated the disposal or treatment facility. In addition, such owners or operators of real property and persons who arrange for the disposal or treatment of hazardous substances can be held responsible for damages to natural resources.

Soil or groundwater contamination resulting from historical, ongoing or nearby activities is present at certain of our current and historical properties, and additional contamination may be discovered at such properties in the future. Based on currently available information, we do not believe that any costs or liabilities relating to such contamination will have a material adverse effect on our financial condition, results of operations or liquidity.

Under current federal black lung benefits legislation, each coal mine operator is required to make certain payments of black lung benefits or contributions to:

- current and former coal miners totally disabled from black lung disease (pneumoconiosis);
- certain survivors of a miner who dies from black lung disease or pneumoconiosis; and
- a trust fund for the payment of benefits and medical expenses to claimants whose last mine employment was before January 1, 1970, where no responsible coal mine operator has been identified for claims (where a miner's last coal employment was after December 31, 1969), or where the responsible coal mine operator has defaulted on the payment of such benefits. The trust fund is funded by an excise tax on U.S. production of up to $1.10 per ton for deep mined coal and up to $0.55 per ton for surface-mined coal, neither amount to exceed 4.4% of the gross sales price.

The Patient Protection and Affordable Care Act (PPACA), which was implemented in 2010, made two changes to the Federal Black Lung Benefits Act. First, it provided changes to the legal criteria used to assess and award claims by creating a legal presumption that miners are entitled to benefits if they have worked at least 15 years in underground coal mines, or in similar conditions, and suffer from a totally disabling lung disease. To rebut this presumption, a coal company would have to prove that a miner did not have black lung or that the disease was not caused by the miner's work. Second, it changed the law so black lung benefits will continue to be paid to dependent survivors when the miner passes away, regardless of the cause of the miner's death. In addition to the federal legislation, we are also liable under various state statutes for black lung claims.

Other Information

Globe Specialty Metals, Inc. was incorporated in December 2004 pursuant to the laws of the State of Delaware under the name "International Metal Enterprises, Inc." for the initial purpose to serve as a vehicle for the acquisition of companies operating in the metals and mining industries. In November 2006, we changed our name to "Globe Specialty Metals, Inc."

Our internet website address is www.glbsm.com. Copies of the following reports are available free of charge through the internet website, as soon as reasonably practicable after they have been filed with or furnished to the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended: the Annual Report on Form 10-K; quarterly reports on Form 10-Q; current reports on Form 8-K; any amendments to such reports; and proxy statements. Information on the website does not constitute part of this or any other report filed with or furnished to the SEC.

Item 1A. *Risk Factors*

You should consider and read carefully all of the risks and uncertainties described below, together with all of the other information contained in this Annual Report on Form 10-K, including the consolidated financial statements and the related notes to consolidated financial statements. If any of the following events actually occur, our business, business prospects, financial condition, results of operations or cash flows could be materially affected. In any such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

The metals industry, including silicon-based metals, is cyclical and has been subject in the past to swings in market price and demand which could lead to volatility in our revenues.

Our business has historically been subject to fluctuations in the price of our products and market demand for them, caused by general and regional economic cycles, raw material and energy price fluctuations, competition and other factors. Historically, our subsidiary, Globe Metallurgical, Inc., has been particularly affected by recessionary conditions in the end-markets for its products. In April 2003, Globe Metallurgical, Inc. sought protection under Chapter 11 of the United States Bankruptcy Code following its inability to restructure or refinance its indebtedness in light of the confluence of several negative economic and other factors, including an influx of low-priced, dumped imports, which caused it to default on then-outstanding indebtedness. A recurrence of such economic factors could have a material adverse effect on our business prospects, condition (financial or otherwise) and results of operations.

In calendar 2009, the global silicon metal industry suffered from unfavorable market conditions. The weakened economic environment of national and international metals markets that occurred during that time may return; any decline could have a material adverse effect on our business prospects, condition (financial or otherwise), and results of operations. In addition, our business is directly related to the production levels of our customers, whose businesses are dependent on highly cyclical markets, such as the automotive, residential and nonresidential construction, consumer durables, polysilicon, and chemical markets. In response to unfavorable market conditions, customers may request delays in contract shipment dates or other contract modifications. If we grant modifications, these could adversely affect our anticipated revenues and results of operations. Also, many of our products are internationally traded products with prices that are significantly affected by worldwide supply and demand. Consequently, our financial performance will fluctuate with the general economic cycle, which could have a material adverse effect on our business prospects, condition (financial or otherwise) and results of operations.

Our business is particularly sensitive to increases in energy costs, which could materially increase our cost of production.

Electricity is one of our largest production cost components, comprising approximately 23% of cost of goods sold. The level of power consumption of our submerged electric arc furnaces is highly dependent on which products are being produced and typically fall in the following ranges: (i) silicon-based alloys require between 3.5 and 8 megawatt hours to produce one MT of product and (ii) silicon metal requires approximately 11 megawatt hours to produce one MT of product. Accordingly, consistent access to low cost, reliable sources of electricity is essential to our business.

Electrical power to our U.S. and Canada facilities is supplied mostly by AEP, Alabama Power, Brookfield Power, Hydro Quebec, Tennessee Valley Authority and Niagara Mohawk Power Corporation through dedicated lines. Our Alloy, West Virginia facility obtains approximately 45% of its power needs under a 15-year fixed-price contract with a nearby dedicated hydroelectric facility. This facility is over 70 years old and any breakdown could result in the Alloy facility having to pay much higher rates for electric power from third parties. Our energy supply for our facilities located in Argentina is supplied through the Edemsa hydroelectric facilities located in Mendoza, Argentina. Our contract expired in October 2009; we are currently operating under a month-to-month arrangement and are negotiating a new contract. Because energy constitutes such a high percentage of our production costs, we are particularly vulnerable to cost fluctuations in the energy industry. Accordingly, the termination or non-renewal of any of our energy contracts, or an increase in the price of energy could materially adversely affect our future earnings, if any, and may prevent us from effectively competing in our markets.

Losses caused by disruptions in the supply of power would reduce our profitability.

Our operations are heavily dependent upon a reliable supply of electrical power. We may incur losses due to a temporary or prolonged interruption of the supply of electrical power to our facilities, which can be caused by unusually high demand, blackouts, equipment failure, natural disasters or other catastrophic events, including failure of the hydroelectric facilities that currently provide power under contract to our West Virginia, New York, Quebec and Argentina facilities. Large amounts of electricity are used to produce silicon metal and silicon-based alloys, and any interruption or reduction in the supply of electrical power would adversely affect production levels and result in reduced profitability. Our insurance coverage does not cover all events and may not be sufficient to cover any or all losses. Certain of our insurance policies will not cover any losses that may be incurred if our suppliers are unable to provide power during periods of unusually high demand.

Investments in Argentina's electricity generation and transmission systems have been lower than the increase in demand in recent years. If this trend is not reversed, there could be electricity supply shortages as the result of inadequate generation and transmission capacity. Given the heavy dependence on electricity of our manufacturing operations, any electricity shortages could adversely affect our financial results.

Government regulations of electricity in Argentina give priority access of hydroelectric power to residential users and subject violators of these restrictions to significant penalties. This preference is particularly acute during Argentina's winter months due to a lack of natural gas. We have previously successfully petitioned the government to exempt us from these restrictions given the demands of our business for continuous supply of electric power. If we are unsuccessful in our petitions or in any action we take to ensure a stable supply of electricity, our production levels may be adversely affected and our profitability reduced.

Any decrease in the availability, or increase in the cost, of raw materials or transportation could materially increase our costs.

Principal components in the production of silicon metal and silicon-based alloys include metallurgical-grade coal, charcoal, carbon electrodes, quartzite, wood chips, steel scrap, and other metals, such as magnesium. We buy some raw materials on a spot basis. We are dependent on certain suppliers of these products, their labor union relationships, mining and lumbering regulations and output and general local economic conditions, in order to obtain raw materials in a cost efficient and timely manner. An increase in costs of raw materials or transportation, or the decrease in their production or deliverability in a timely fashion, or other disruptions in production, could result in increased costs to us and lower productivity levels. We may not be able to obtain adequate supplies of raw materials from alternative sources on terms as favorable as our current arrangements or at all. Any increases in the price or shortfall in the production and delivery of raw materials, could materially adversely affect our business prospects, condition (financial or otherwise) or results of operation.

Cost increases in raw material inputs may not be passed on to our customers, which could negatively impact our profitability.

The availability and prices of raw material inputs may be influenced by supply and demand, changes in world politics, unstable governments in exporting nations and inflation. The market prices of our products and raw material inputs are subject to change. We may not be able to pass a significant amount of increased input costs on to our customers. Additionally, we may not be able to obtain lower prices from our suppliers should our sale prices decrease.

Compliance with and changes in environmental laws, including proposed climate change laws and regulations, could adversely affect our performance.

The principal environmental risks associated with our operations are emissions into the air and releases into the soil, surface water, or groundwater. Our operations are subject to extensive foreign, federal, state, provincial and local environmental laws and regulations, including those relating to the discharge of materials into the environment, waste management, pollution prevention measures and greenhouse gas emissions. If we violate or fail to comply with these laws and regulations, we could be fined or otherwise sanctioned. Because environmental laws and regulations are becoming more stringent and new environmental laws and regulations are continuously being enacted or proposed, such as those relating to greenhouse gas emissions and climate change, the level of expenditures required for environmental matters could increase in the future. Future legislative action and regulatory initiatives could result in changes to operating permits, additional remedial actions, material changes in operations, increased capital expenditures and operating costs, increased costs of the goods we sell, and decreased demand for our products that cannot be assessed with certainty at this time.

Some of the proposed federal cap-and-trade legislation would require businesses that emit greenhouse gases to buy emission credits from the government, other businesses, or through an auction process. As a result of such a program, we may be required to purchase emission credits for greenhouse gas emissions resulting from our operations. Although it is not possible at this time to predict the final form of a cap-and-trade bill (or whether such a bill will be passed), any new restrictions on greenhouse gas emissions including a cap-and-trade program could result in material increased compliance costs, additional operating restrictions for our business, and an increase in the cost of the products we produce, which could have a material adverse effect on our financial position, results of operations, and liquidity.

We make a significant portion of our sales to a limited number of customers, and the loss of a portion of the sales to these customers could have a material adverse effect on our revenues and profits.

In the year ended June 30, 2012, we made approximately 45% of our consolidated net sales to our top ten customers and approximately 22% to our two top customers (10%, excluding sales made under our joint venture agreements with Dow Corning). We expect that we will continue to derive a significant portion of our business from sales to these customers. If we were to experience a significant reduction in the amount of sales we make to some or all of these customers and could not replace these sales with sales to other customers, it could have a material adverse effect on our revenues and profits.

Our U.S.-based businesses benefit from U.S. antidumping duties and laws that protect U.S. companies by taxing imports from foreign companies. If these laws change, foreign companies will be able to compete more effectively with us. Conversely, our foreign operations are adversely affected by these U.S. duties and laws.

Antidumping duties are currently in place covering silicon metal imports from China and Russia. The orders imposing these duties benefit our U.S. operations by constraining supply and increasing U.S. market prices and sales of domestic silicon metal. Rates of duty can change as a result of "administrative reviews" and "new shipper reviews" of antidumping orders. These orders can also be revoked as a result of periodic "sunset reviews," which determine whether the orders will continue to apply to imports from particular countries. Although a sunset review of the order covering imports from China resulted in that order remaining in place for an additional five years, the current orders may not remain in effect and continue to be enforced from year to year, the goods and countries now covered by antidumping orders may no longer be covered, and duties may not continue to be assessed at the same rates. Changes in any of these factors could adversely affect our business and profitability. Finally, at times, in filing trade actions, we find ourselves acting against the interests of our customers. Some of our customers may not continue to do business with us because of our having filed a trade action. Antidumping rules may, conversely, also adversely impact our foreign operations.

The European Union, like the U.S., maintains an antidumping duty covering silicon metal imports from China. The duty was reduced in May 2010.

We may be unable to successfully integrate and develop our prior and future acquisitions.

We acquired six private companies between November 2006 and June 2011, and entered into a business combination in May 2008 and joint venture agreements in November 2009 and June 2012. We expect to acquire additional companies in the future. Integration of our prior and future acquisitions with our existing business is a complex, time-consuming and costly process requiring the employment of additional personnel, including key management and accounting personnel. Additionally, the integration of these acquisitions with our existing business may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Unanticipated problems, delays, costs or liabilities may also be encountered in the development of these acquisitions. Failure to successfully and fully integrate and develop these businesses and operations may have a material adverse effect on our business, financial condition, results of operations and cash flows. The difficulties of combining the acquired operations include, among other things:

- operating a significantly larger combined organization;
- coordinating geographically disparate organizations, systems and facilities;
- consolidating corporate technological and administrative functions;
- integrating internal controls and other corporate governance matters;
- the diversion of management's attention from other business concerns;
- unexpected customer or key employee loss from the acquired businesses;
- hiring additional management and other critical personnel;
- negotiating with labor unions;
- a significant increase in our indebtedness; and
- potential environmental or regulatory liabilities and title problems.

In addition, we may not realize all of the anticipated benefits from any prior and future acquisitions, such as increased earnings, cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher and unexpected acquisition and operating costs, unknown liabilities, inaccurate reserve estimates and fluctuations in markets. If these benefits do not meet the expectations of financial or industry analysts, the market price of our shares may decline.

We are subject to the risk of union disputes and work stoppages at our facilities, which could have a material adverse effect on our business.

Hourly workers at our Selma, Alabama facility are covered by a collective bargaining agreement with the Industrial Division of the Communications Workers of America, under a contract running through July 31, 2013. Hourly employees at our Alloy, West Virginia, Niagara Falls, New York and Bridgeport, Alabama facilities are covered by collective bargaining agreements with The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union under contracts running through April 27, 2014, July 29, 2014, and March 31, 2015, respectively. Our union employees in Argentina are working under a contract running through April 30, 2013. Our union employees in Canada are working under a contract running through April 2013. New labor contracts will have to be negotiated to replace expiring contracts from time to time. If we are unable to satisfactorily renegotiate those labor contracts on terms acceptable to us or without a strike or work stoppage, the effects on our business could be materially adverse. Any strike or work stoppage could disrupt production schedules and delivery times, adversely affecting sales. In addition, existing labor contracts may not prevent a strike or work stoppage, and any such work stoppage could have a material adverse effect on our business.

We are dependent on key personnel.

Our operations depend to a significant degree on the continued employment of our core senior management team. In particular, we are dependent on the skills, knowledge and experience of Alan Kestenbaum, our Executive Chairman, Jeff Bradley, our Chief Executive Officer and Chief Operating Officer, Malcolm Appelbaum, our Chief Financial Officer, and Stephen Lebowitz, our Chief Legal Officer. If these employees are unable to continue in their respective roles, or if we are unable to attract and retain other skilled employees, our results of operations and financial condition could be adversely affected. We currently have employment agreements with Alan Kestenbaum, Jeff Bradley, Malcolm Appelbaum and Stephen Lebowitz, each of which contains non-compete provisions. Such provisions may not be enforceable by us. Additionally, we are substantially dependent upon key personnel in our financial and information technology staff who enable us to meet our regulatory and contractual financial reporting obligations, including reporting requirements under our credit facilities.

Metals manufacturing is an inherently dangerous activity.

Metals manufacturing generally, and smelting, in particular, is inherently dangerous and subject to fire, explosion and sudden major equipment failure. This can and has resulted in accidents resulting in the serious injury or death of production personnel and prolonged production shutdowns. We have experienced fatal accidents and equipment malfunctions in our manufacturing facilities in recent years, including a fire at our Bridgeport, Alabama facility in November 2011, and may experience fatal accidents or equipment malfunctions again, which could materially affect our business and operations.

Our mining operations are subject to risks that are beyond our control, which could result in materially increased expenses and decreased production levels.

We mine coal and quartzite at underground and surface mining operations. Certain factors beyond our control could disrupt our mining operations, adversely affect production and shipments and increase our operating costs, such as: a major incident at the mine site that causes all or part of the operations of the mine to cease for some period of time; mining, processing and plant equipment failures and unexpected maintenance problems; changes in reclamation costs; and, adverse weather and natural disasters, such as heavy rains or snow, flooding and other natural events affecting operations, transportation or customers. Federal or state regulatory agencies have the authority under certain circumstances following significant health and safety incidents, such as fatalities, to order a mine to be temporarily or permanently closed. If this occurred, we may be required to incur capital expenditures to re-open the mine. Environmental regulations could impose costs on our mining operations, and future regulations could increase those costs or add new costs or limit our ability to produce and sell coal. Our failure to obtain and renew permits necessary for our mining operations could negatively affect our business.

Unexpected equipment failures may lead to production curtailments or shutdowns.

Many of our business activities are characterized by substantial investments in complex production facilities and manufacturing equipment. Because of the complex nature of our production facilities, any interruption in manufacturing resulting from fire, explosion, industrial accidents, natural disaster, equipment failures or otherwise could cause significant losses in operational capacity and could materially and adversely affect our business and operations.

We depend on proprietary manufacturing processes and software. These processes may not yield the cost savings that we anticipate and our proprietary technology may be challenged.

We rely on proprietary technologies and technical capabilities in order to compete effectively and produce high quality silicon metals and silicon-based alloys. Some of these proprietary technologies that we rely on are:

- computerized technology that monitors and controls production furnaces;
- production software that monitors the introduction of additives to alloys, allowing the precise formulation of the chemical composition of products; and
- flowcaster equipment, which maintains certain characteristics of silicon-based alloys as they are cast.

We are subject to a risk that:

- we may not have sufficient funds to develop new technology and to implement effectively our technologies as competitors improve their processes;
- if implemented, our technologies may not work as planned; and
- our proprietary technologies may be challenged and we may not be able to protect our rights to these technologies.

Patent or other intellectual property infringement claims may be asserted against us by a competitor or others. Our intellectual property may not be enforceable, and it may not prevent others from developing and marketing competitive products or methods. An infringement action against us may require the diversion of substantial funds from our operations and may require management to expend efforts that might otherwise be devoted to operations. A successful challenge to the validity of any of our proprietary intellectual property may subject us to a significant award of damages, or we may be enjoined from using our proprietary intellectual property, which could have a material adverse effect on our operations.

We also rely on trade secrets, know-how and continuing technological advancement to maintain our competitive position. We may not be able to effectively protect our rights to unpatented trade secrets and know-how.

We are subject to environmental, health and safety regulations, including laws that impose substantial costs and the risk of material liabilities.

We are subject to extensive foreign, federal, national, state, provincial and local environmental, health and safety laws and regulations governing, among other things, the generation, discharge, emission, storage, handling, transportation, use, treatment and disposal of hazardous substances; land use, reclamation and remediation; and the health and safety of our employees. We are also required to obtain permits from governmental authorities for certain operations. We may not have been and may not be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be subject to penalties, fines, restrictions on operations or other sanctions. Under these laws, regulations and permits, we could also be held liable for any and all consequences arising out of human exposure to hazardous substances or environmental damage we may cause or that relates to our operations or properties.

Under certain environmental laws, we could be required to remediate or be held responsible for all of the costs relating to any contamination at our or our predecessors' past or present facilities and at third party waste disposal sites. We could also be held liable under these environmental laws for sending or arranging for hazardous substances to be sent to third party disposal or treatment facilities if such facilities are found to be contaminated. Under these laws we could be held liable even if we did not know of, or were not responsible for, such contamination, or even if we never owned or operated the contaminated disposal or treatment facility.

There are a variety of laws and regulations in place or being considered at the international, federal, regional, state and local levels of government that restrict or are reasonably likely to restrict the emission of carbon dioxide and other greenhouse gases. These legislative and regulatory developments may cause us to incur material costs if we are required to reduce or offset greenhouse gas emissions and may result in a material increase in our energy costs due to additional regulation of power generators.

Environmental laws are complex, change frequently and are likely to become more stringent in the future. Therefore, our costs of complying with current and future environmental laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances may adversely affect our business, results of operations and financial condition.

We operate in a highly competitive industry.

The silicon-based alloy and silicon metal markets are capital intensive and competitive. Our primary competitors are Elkem AS, owned by China National Bluestar Group Co. Ltd., Grupo Ferroatlantica S.L. and various producers in China. Our competitors may have greater financial resources, as well as other strategic advantages to maintain, improve and possibly expand their facilities; and as a result, they may be better positioned to adapt to changes in the industry or the global economy. The advantages that our competitors have over us could have a material adverse effect on our business. In addition, new entrants may increase competition in our industry, which could materially adversely affect our business. An increase in the use of substitutes for certain of our products also could have a material adverse effect on our financial condition and operations.

We have historically operated at near the maximum capacity of our operating facilities. Because the cost of increasing capacity may be prohibitively expensive, we may have difficulty increasing our production and profits.

Our facilities are able to manufacture, collectively, approximately 120,000 MT of silicon metal (excluding Dow Corning's portion of the capacity of our Alloy, West Virginia plant and our Becancour, Quebec plant) and 120,000 MT of silicon-based alloys on an annual basis. Our ability to increase production and revenues will depend on expanding existing facilities or opening new ones. Increasing capacity is difficult because:

- adding new production capacity to an existing silicon plant to produce approximately 30,000 MT of metallurgical grade silicon would cost approximately $120,000,000 and take at least 12 to 18 months to complete once permits are obtained, which could take more than a year;
- a greenfield development project would take at least three to five years to complete and would require significant capital expenditure and environmental compliance costs; and
- obtaining sufficient and dependable power at competitive rates near areas with the required natural resources is difficult to accomplish.

We may not have sufficient funds to expand existing facilities or open new ones and may be required to incur significant debt to do so, which could have a material adverse effect on our business.

We are subject to restrictive covenants under credit facilities. These covenants could significantly affect the way in which we conduct our business. Our failure to comply with these covenants could lead to an acceleration of our debt.

We entered into credit facilities that contain covenants that, among other things, restrict our ability to sell assets; incur, repay or refinance indebtedness; create liens; make investments; engage in mergers or acquisitions; pay dividends, including to us; repurchase stock; or make capital expenditures. These credit facilities also require compliance with specified financial covenants, including minimum interest coverage and maximum leverage ratios. We cannot borrow under their credit facilities if the additional borrowings would cause them to breach the financial covenants. Further, a significant portion of our assets are pledged to secure indebtedness.

Our ability to comply with applicable covenants may be affected by events beyond our control. The breach of any of the covenants contained in the credit facility, unless waived, would be a default under the facility. This would permit the lenders to terminate their commitments to extend credit under, and accelerate the maturity of, the facility. The acceleration of debt could have a material adverse effect on our financial condition and liquidity. If we were unable to repay our debt to the lenders and holders or otherwise obtain a waiver from the lenders and holders, the lenders and holders could proceed against the collateral securing the credit facility and exercise all other rights available to them. We may not have sufficient funds to make these accelerated payments and may not be able to obtain any such waiver on acceptable terms or at all.

We have limitations on our ability to pay dividends.

Our revolving multi-currency credit facility limits dividends to shareholders in an amount not to exceed in any fiscal year 50% of net income during the immediately preceding fiscal year.

Our insurance costs may increase, and we may experience additional exclusions and limitations on coverage in the future.

We have maintained various forms of insurance, including insurance covering claims related to our properties and risks associated with our operations. Our existing property and liability insurance coverage contain exclusions and limitations on coverage. From time-to-time, in connection with renewals of insurance, we have experienced additional exclusions and limitations on coverage, larger self-insured retentions and deductibles and significantly higher premiums. As a result, in the future, our insurance coverage may not cover claims to the extent that it has in the past and the costs that we incur to procure insurance may increase significantly, either of which could have an adverse effect on our results of operations.

Solsil may never operate profitably or generate substantial revenues.

Solsil is currently focused on research and development projects and is not producing material for commercial sale. Although we expect to expand its operations through the construction of new facilities, its financial prospects are uncertain. Solsil's anticipated growth, including the construction of new facilities, will require a commitment of significant financial resources that we may determine are not available given the expansion of other existing operations and continuing research and development efforts. In addition, Solsil's anticipated growth will require a commitment of personnel, including key positions in management, that may not be available to us when needed. Unanticipated problems, construction delays, cost overruns, raw material shortages, environmental and/or governmental regulation, limited power availability or unexpected liabilities may also be encountered. Furthermore, Solsil's expected future profitability is dependent on its ability to produce UMG at significantly larger scales than it currently can produce today and with commercially viable costs. Some of the other challenges we may encounter include:

- technical challenges, including further improving Solsil's proprietary metallurgical process;
- increasing the size and scale of our operations on a cost-effective basis;
- capitalizing on market demands and potentially rapid market supply and demand fluctuations;
- continued acceptance by the market of our current and future products, including the use of UMG in the photovoltaic (solar) market;
- a rapidly growing competitive environment with more new players entering the photovoltaic (solar) market;
- alternative competing technologies; and
- responding to rapid technological changes.

Failure to successfully address these and other challenges may hinder or prevent our ability to achieve our objectives in a timely manner, and may result in the impairment of assets currently used in Solsil's production processes.

We have operations and assets in the U.S., Argentina, Canada, China and Poland, and may have operations and assets in other countries in the future. Our international operations and assets may be subject to various economic, social and governmental risks.

Our international operations and sales will expose us to risks that could negatively impact our future sales or profitability. Our operations may not develop in the same way or at the same rate as might be expected in a country with an economy similar to the United States. The additional risks that we may be exposed to in these cases include, but are not limited to:

- tariffs and trade barriers;
- currency fluctuations, which could decrease our revenues or increase our costs in U.S. dollars;
- regulations related to customs and import/export matters;
- tax issues, such as tax law changes and variations in tax laws;
- limited access to qualified staff;
- inadequate infrastructure;
- cultural and language differences;
- inadequate banking systems;
- different and/or more stringent environmental laws and regulations;
- restrictions on the repatriation of profits or payment of dividends;
- crime, strikes, riots, civil disturbances, terrorist attacks or wars;
- nationalization or expropriation of property;
- law enforcement authorities and courts that are weak or inexperienced in commercial matters; and
- deterioration of political relations among countries.

Our competitive strength as a low-cost silicon metal producer is partly tied to the value of the U.S. dollar compared to other currencies. The U.S. dollar has fluctuated significantly in value in comparison to major currencies in recent years. Should the value of the U.S. dollar rise in comparison to other currencies, we may lose this competitive strength.

Exchange controls and restrictions on transfers abroad and capital inflow restrictions have limited, and can be expected to continue to limit, the availability of international credit. In 2001 and 2002, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. These restrictions have been eased, although certain new controls were implemented in 2012. Argentina may re-impose more significant exchange control or transfer restrictions in the future, among other things, in response to capital flight or a significant depreciation of the Argentine peso. In addition, the government adopted various rules and regulations in June 2005 that established new controls on capital inflows, requiring, among other things, that 30% of all capital inflows (subject to certain exceptions) be deposited for one year in a non-assignable, noninterest bearing account in Argentina. Additional controls could have a negative effect on the economy and our Argentine business if imposed in an economic environment where access to local capital is substantially constrained. Moreover, in such event, restrictions on the transfers of funds abroad may impede our ability to receive dividend payments from our Argentine subsidiaries.

Our stock price may be volatile, and purchasers of our common stock could incur substantial losses.

Our stock price may be volatile. The stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the price at which you purchase the shares. The market price for our common stock may be influenced by many factors, including:

- the success of competitive products or technologies;
- regulatory developments in the United States and foreign countries;
- developments or disputes concerning patents or other proprietary rights;
- the recruitment or departure of key personnel;
- quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;
- market conditions in the industries in which we compete and issuance of new or changed securities analysts' reports or recommendations;
- the failure of securities analysts to cover our common stock or changes in financial estimates by analysts;
- the inability to meet the financial estimates of analysts who follow our common stock;
- investor perception of our company and of the industry in which we compete; and
- general economic, political and market conditions.

The concentration of our capital stock ownership among our largest stockholders, and their affiliates, may limit your ability to influence corporate matters.

To the best of our knowledge, our four largest stockholders, including our Executive Chairman, together beneficially own approximately 37% of our outstanding common stock. Consequently, these stockholders have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may limit your ability to influence corporate matters, and as a result, actions may be taken that you may not view as beneficial.

The issuance of dividends may or may not occur in the foreseeable future.

In August 2012, our Board of Directors approved an annual dividend of $0.25 per common share, payable quarterly in September 2012, December 2012, March 2013 and June 2013. The decision to pay dividends is at the discretion of our Board of Directors and depends on our financial condition, results of operations, capital requirements, financial covenants and other factors that our Board of Directors deems relevant. In the future, we intend to continue to consider declaring dividends on an annual basis, subject to reviewing our earnings and then current circumstances, but there is no guaranty that we will continue to issue dividends.

Provisions of our certificate of incorporation and by-laws could discourage potential acquisition proposals and could deter or prevent a change in control.

Some provisions in our certificate of incorporation and by-laws, as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control. These provisions, including those providing for the possible issuance of shares of our preferred stock and the right of our Board of Directors to amend the bylaws, may make it more difficult for other persons, without the approval of the Board of Directors, to make a tender offer or otherwise acquire a substantial number of shares of our common stock or to launch other takeover attempts that a stockholder might consider to be in his or her best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

Our acquisition of exploration mining licenses in Nigeria involves a number of risks and uncertainties and may not be profitable.

During the fiscal year ended June 30, 2011, we made advances totaling approximately $17,000,000 to acquire exploration mining licenses in Nigeria to mine for manganese ore, a raw material used in the production of certain silicon and manganese based alloys. We intend to conduct geological and geophysical studies to ascertain the quality and quantity of manganese reserves on these sites. Until such evaluations are completed, the potential reserves associated with the mining licenses, as well as the capital and operating costs associated with the related extractive activities, are subject to considerable uncertainty.

We have no history of mining operations in Nigeria. Our future operations in Nigeria may be affected by changing economic, regulatory and political environments, which may impact our financial returns from projects in that country. The advancement of this project will require the operation of mines and the development of related infrastructure. In addition, if the price of manganese ore declines, if production costs increase, or recovery rates are lower than expected, or if applicable laws and regulations are adversely changed, we may never successfully establish mining operations, or any operations established may not achieve profitability.

Item 1B. ***Unresolved Staff Comments***

None.

Item 2. ***Properties***

We believe our facilities are suitable and adequate for our business and current production requirements. The following tables describe our primary office space, manufacturing facilities and mining properties:

Location of Facility	Purpose	Square Footage	Number of Furnaces	Own/Lease	Business Segment Served
New York, New York	Office	13,958	—	Lease	Corporate
Beverly, Ohio	Manufacturing and other	273,377	5*	Own	GMI
Selma, Alabama	Manufacturing and other	126,207	2	Own	GMI
Alloy, West Virginia	Manufacturing and other	1,063,032	5	Own	GMI
Niagara Falls, New York	Manufacturing and other	227,732	2	Own	GMI
Bridgeport, Alabama	Manufacturing and other	155,100	1	Own	GMI
Nevisdale, Kentucky	Manufacturing and other	723,096	—	Lease	GMI
Becancour, Canada	Manufacturing and other	2,619,000	3	Own	GMI
Mendoza, Argentina	Manufacturing and other	138,500	2	Own	Globe Metales
San Luis, Argentina	Manufacturing and other	59,200		Own	Globe Metales
Police, Poland	Manufacturing and other	43,951	—	Own	Other
Shizuishan, China	Manufacturing and other	227,192	—	**	Other

* Excludes Solsil's seven smaller furnaces used to produce UMG for solar cell applications.

** We own the long-term land use rights for the land on which this facility is located. We own the building and equipment forming part of this facility.

Location of Mines	Product	Own/Lease	Business Segment Served
Alabama	Quartzite	Lease	GMI
Kentucky	Coal	Lease	GMI

Item 3. ***Legal Proceedings***

In the ordinary course of our business, we are subject to periodic lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes, employment, environmental, health and safety matters, as well as claims associated with our historical acquisitions and divestitures. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings asserted against us, we do not believe any currently pending legal proceeding to which we are a party will have a material adverse effect on our business, prospects, financial condition, cash flows, results of operations or liquidity.

Item 4. ***Mine Safety Disclosure***

This information concerning mine safety violations or other regulatory matters required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulations S-K (17 CFR 229.104) is included in exhibit 95 to this report.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Market Information

Shares of our common stock are traded on the NASDAQ Global Select Market under the symbol "GSM."

Price Range of Common Stock

Our shares began trading on the NASDAQ Global Select Market on July 30, 2009. The price range per share of common stock presented below represents the highest and lowest sales prices for our common stock on the NASDAQ Global Select Market during each quarter of the last two fiscal years.

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Fiscal year 2012 price range per common share	11.41 – 15.15	12.25 – 16.66	12.44 – 18.40	13.66 – 25.67
Fiscal year 2011 price range per common share	20.25 24.38	16.85 – 23.64	14.20 17.92	9.80 - 14.18

Holders

As of August 21, 2012, there were approximately 22 holders of record of our common stock. The number of record holders does not include holders of shares in "street names" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depositories.

Dividends and Dividend Policy

In August 2012, our Board of Directors approved an annual dividend of $0.25 per common share, payable quarterly in September 2012, December 2012, March 2013 and June 2013. The decision to pay dividends is at the discretion of our Board of Directors and depends on our financial condition, results of operations, capital requirements, financial covenants and other factors that our Board of Directors deems relevant. In the future, we intend to continue to consider declaring dividends on an annual basis, subject to reviewing our earnings and then current circumstances.

Sales of Unregistered Securities

The following is a summary of our transactions during the last three fiscal years, involving sales of our securities that were not registered under the Securities Act of 1933, as amended:

Between September 6, 2009 and October 2, 2009, we issued 1,574,529 shares of common stock in connection with the exercise of UPOs and 201,404 shares in connection with the exercise of outstanding warrants. These exercises resulted in proceeds of $1,497,000. The sales and issuances of shares to US persons pursuant to the exercise of UPOs and pursuant to the exercise of warrants were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The sales and issuances of shares to non-US persons pursuant to the exercise of warrants were deemed to be exempt from registration under the Securities Act pursuant to Regulation S governing offers and sales made outside the United States.

Use of Proceeds

In August 2009, we closed on an initial public offering of 16,100,000 shares of our common stock at $7.00 per share. Of the shares offered, 5,600,000 shares were offered by us and 10,500,000 shares were offered by selling stockholders (which included 2,100,000 shares sold by the selling stockholders pursuant to the exercise of the underwriters' over-allotment option). Total proceeds of the offering were $112,700,000, of which the selling stockholders received $68,355,000, net of underwriting discounts and commissions totaling $5,145,000, and we received $36,456,000, net of underwriting discounts and commissions totaling $2,744,000. In addition, we also recognized offering costs of $1,688,000. Net proceeds were utilized for the acquisition of Core Metals; the remaining proceeds were added to working capital.

Purchases of Equity Securities by the Issuer and Affiliated Purchaser

We did not repurchase any of our outstanding equity securities during the most recent quarter covered by this report.

Securities Authorized for Issuance Under Equity Compensation Plans

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,365,397	$8.10	497,633
Equity compensation plans not approved by security holders	-	-	-
Total	4,365,397	$8.10	497,633

Item 6. ***Selected Financial Data***

The following tables summarize certain selected consolidated financial data, which should be read in conjunction with our consolidated financial statements and the notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The selected consolidated financial data presented below for the fiscal years ended June 30, 2012, 2011, 2010, 2009 and 2008 are derived from our audited consolidated financial statements.

	Year Ended June 30,				
	2012	2011	2010	2009	2008
	(Dollars in thousands, except per share data)				
Statement of operations data:					
Net sales	$ 705,544	641,863	472,658	426,291	452,639
Cost of goods sold	552,873	488,018	390,093	330,036	351,918
Selling, general and administrative expenses	61,623	54,739	47,875	56,322	42,857
Research and development	127	87	200	1,394	901
Business interruption insurance recovery	(450)	-	-	-	-
Restructuring charges	-	-	(81)	1,711	-
(Gain) loss on sale of business	(54)	4,249	(19,715)	-	-
Goodwill and intangible asset impairment	-	-	-	69,704	-
Operating income (loss)	91,425	94,770	54,286	(32,876)	56,963
Interest and other (expense) income	(4,789)	(2,056)	521	(899)	(5,285)
Income (loss) before income taxes	86,636	92,714	54,807	(33,775)	51,678
Provision for (benefit from) income taxes	28,760	35,988	20,539	11,609	15,936
Net income (loss)	57,876	56,726	34,268	(45,384)	35,742
(Income) losses attributable to noncontrolling interest, net of tax	(3,306)	(3,918)	(167)	3,403	721
Net income (loss) attributable to Globe Specialty Metals, Inc.	$ 54,570	52,808	34,101	(41,981)	36,463
Earnings (loss) per common share - basic	$ 0.73	0.70	0.46	(0.65)	0.62
Earnings (loss) per common share - diluted	$ 0.71	0.69	0.46	(0.65)	0.50
Cash dividends declared per common share	$ 0.20	0.15	-	-	-

	June 30, 2012	June 30, 2011	June 30, 2010	June 30, 2009	June 30, 2008
	(Dollars in thousands)				
Balance sheet data:					
Cash and cash equivalents	$ 178,010	166,208	157,029	61,876	73,994
Total assets	936,747	678,269	607,145	473,280	548,174
Total debt, including current portion	140,703	48,083	41,079	59,613	89,205
Total stockholders' equity	603,799	515,276	458,829	311,352	346,237

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

You should read the following discussion and analysis together with "Selected Financial Data" and our consolidated financial statements and the notes to those statements included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve assumptions, risks and uncertainties. Our actual results could differ materially from those indicated in these forward-looking statements as a result of certain factors, as more fully described in the "Risk Factors" section and elsewhere in this Annual Report on Form 10-K. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Introduction

Globe Specialty Metals, Inc., together with its subsidiaries (collectively, GSM, we, or our) is one of the leading manufacturers of silicon metal and silicon-based alloys. As of June 30, 2012, we owned and operated seven principal manufacturing facilities, in two primary operating segments: GMI, our North American operations and, Globe Metales, our Argentine operations.

Business Segments

We operate in six reportable segments:

- *GMI* — a manufacturer of silicon metal and silicon-based alloys located in North America with plants in Beverly, Ohio, Alloy, West Virginia, Niagara Falls, New York, Selma, Alabama, Bridgeport, Alabama and Bécancour, Quebec and a provider of specialty metallurgical coal for the silicon metal and silicon-based alloys industries located in Corbin, Kentucky;
- *Globe Metais* — a distributor of silicon metal manufactured in Brazil. This segment includes the historical Brazilian manufacturing operations, comprised of a manufacturing plant in Breu Branco and mining operations and forest reserves, which were all sold on November 5, 2009. Subsequent to this divestiture, Globe Metais' net sales relate only to the fulfillment of certain retained customer contracts, which were completed as of December 31, 2010;
- *Globe Metales* — a manufacturer of silicon-based alloys located in Argentina with a silicon-based alloys plant in Mendoza and a cored-wire fabrication facility in San Luis;
- *Solsil* — a developer and manufacturer of upgraded metallurgical grade silicon metal located in the United States with operations in Beverly, Ohio;
- *Corporate* — a corporate office including general expenses, investments, and related investment income; and
- *Other* — includes an electrode production operation in China (Yonvey) and a cored-wire production facility located in Poland. These operations do not fit into the above reportable segments, and are immaterial for purposes of separate disclosure.

Overview and Recent Developments

Customer demand remains strong for silicon metal and silicon-based alloys as our major end markets, which include chemicals, aluminum, automotive, steel and solar are showing improvement. Spot pricing for silicon metal and silicon-based alloys remains good but declined modestly in the fiscal fourth quarter as European demand remains sluggish and competitors lowered prices. The modest decline in silicon metal spot pricing served to reduce our average selling price due to the fact that approximately 30% of our annual contracts are priced based on indices and adjust quarterly. The modest decline in silicon-based alloy pricing also affected our realized pricing as these products are priced on a quarterly basis. We continue to operate at full capacity and our end markets have excellent prospects for continued improvement. In our chemicals end market, which represents producers of silicones, the single largest application for silicon metal, the large manufacturers are performing well. Polysilicon production and solar cell demand is also continuing to grow, with new domestic production capacity coming on line, specifically two new plants being built in Tennessee, despite decreased pricing and a reduction in subsidies. Steel capacity utilization and auto production, two significant end markets, are both expected to grow, and auto-related aluminum production which uses the most silicon metal is also expected to increase. We are presently running all of the furnaces at our six primary plants at full capacity, subject to normal maintenance outages.

We closed on the acquisition of the silicon metal assets of Becancour Silicon Metal Inc. on June 13, 2012, including its 51% interest in Quebec Silicon Limited Partnership, a 47,000 metric ton silicon metal plant as well as certain other working capital assets. Globe operates the silicon metal plant, consolidates the results, and purchases approximately 51% of the finished goods output at a price approximately equal to the fully loaded cost of production and sells the material to third party customers. Dow Corning Corporation (Dow Corning) has the right to purchase the other 49% of the plant's output at a price approximately equal to the fully loaded cost of production. This arrangement is similar to the Company's existing joint venture with Dow Corning at its Alloy, West Virginia plant. Globe believes that it can achieve meaningful cost reductions and operating efficiencies at the plant, primarily involving raw materials and should benefit Globe and Dow Corning. We have already made certain improvements and cost reductions at the plant by providing Alden coal, reducing employee headcount and enhancing operating procedures.

Earlier in May we closed on a new $300,000,000 syndicated credit facility. The facility refinanced existing debt and closing costs of $96,550,000 and along with the Company's cash balances, it can be used to finance acquisitions, growth initiatives, stock buy-backs, working capital and for general corporate purposes. The facility is a revolving loan and does not require a borrowing base. It has a five-year term and at the current leverage ratio, carries an interest rate of LIBOR plus 1.75%. The loan has certain financial covenants, negative covenants and restrictions.

During our fiscal fourth quarter, we shipped approximately 10% more material than in the immediately preceding quarter. Approximately half of this increase was related to the acquisition of Quebec Silicon in mid-June and half to the timing of existing customer shipments. Net sales for the fourth quarter increased $18,261,000 or 11%, from the preceding quarter as a result of the 10% increase in tons shipped partially offset by a 2% decrease in average selling prices. The average selling price decreased in the quarter due to a modest decline in silicon metal and silicon-based alloy spot pricing. Other sales also increased in the quarter by $7,273,000 primarily due to the sale, at cost, of certain raw materials that were no longer required in production.

During the fourth quarter we incurred $3,765,000 of transaction-related and due diligence expenses, including $1,300,000 for the write-off of the Iceland prepaid expenses. We had intended to build a silicon metal plant in Iceland but have instead written off the costs due to the current economic conditions in Europe and the lack of available financing. We also wrote-off $1,600,000 of deferred financing expenses related to the refinancing of our prior debt by our new holding company $300,000,000 revolving credit facility. During the fourth quarter we lowered our per ton production costs by approximately 3%, for a saving of approximately $4,500,000, which effectively offset the modestly lower average selling prices in the quarter.

Income before provision for income taxes totaled $15,158,000 in the fourth quarter, which included the $3,765,000 of transaction expenses and $1,600,000 of deferred financing costs write-off. This compares to income before provision for income taxes in the third quarter of $18,238,000, which included $1,047,000 of transaction expenses.

Outlook

We continue to see improving demand for our products as our end markets expand and we continue to operate at full capacity, subject to scheduled maintenance outages and unplanned downtime. As demand in Europe remains sluggish, prices for our products have declined modestly. However, in the fourth quarter we were able to successfully lower production costs which more than offset the effect of the lower pricing. We expect our average selling price of silicon metal and silicon-based alloys to remain relatively flat for the remainder of calendar 2012. Our silicon metal average selling price is based on our annual fixed price contracts, our annual index-based contracts which adjust each quarter based on spot pricing and our spot sales. Silicon-based alloy pricing resets each quarter, and pricing is a function of overall supply and demand. Demand is largely derived from steel capacity utilization and auto production.

We expect an increase in tons sold in the first quarter of fiscal 2013 as a result of the first full quarter of Quebec Silicon results. This should result in an increase in sales with a modest increase in gross margin. However, this increase in gross margin could be more than offset by an expected $3,000,0000 shortfall caused by storm related power outages. In mid-June our Bridgeport, Alabama plant suffered an unplanned power outage related to storms and in early July our Alloy, West Virginia plant suffered two unplanned power outages related to storms. Although the storms were very severe the plants did not suffer significant direct damage. However, the plants ceased operations for several days and then took a few weeks to resume full production. This caused a shortfall in expected production as well as higher costs.

Our Alden coal business continues to meet expectations as it supplies the majority of the coal needs for our plants and is expanding sales to third parties. We expect Alden's volumes to continue to grow and its cost per ton of production to decline.

We continue to pursue the business interruption insurance claim for the Bridgeport fire. We expect the final claim to be paid by the second quarter of fiscal 2013.

We are optimistic about our results for fiscal 2013 as we see shipments increasing, selling prices remaining stable and possibly increasing based on improving demand and cost of production declining.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. We base our estimates and judgments on historical experience and other factors that are believed to be reasonable under the circumstances. Actual results may differ from the estimates used under different assumptions or conditions.

Business Combinations

We have completed a number of significant business acquisitions. Our business strategy contemplates that we may pursue additional acquisitions in the future. When we acquire a business, the purchase price is allocated based on the fair value of tangible assets and identifiable intangible assets acquired, and liabilities assumed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Goodwill as of the acquisition date is measured as the residual of the excess of the consideration transferred, plus the fair value of any noncontrolling interest in the acquiree at the acquisition date, over the fair value of the identifiable net assets acquired. We generally engage independent third-party appraisal firms to assist in determining the fair value of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates are inherently uncertain and may impact reported depreciation and amortization in future periods, as well as any related impairment of goodwill or other long lived assets.

Goodwill

At June 30, 2012, we had goodwill totaling $56,740,000. We annually review, in the third quarter of our fiscal year, goodwill for impairment. A review is also performed whenever events or changes in circumstances indicate the carrying amount of goodwill may not be recoverable. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds the implied fair value of goodwill of the reporting unit. Fair value is measured based on a discounted cash flow method, using a discount rate determined by us to be commensurate with the risk inherent in our current business model, or a valuation technique based on multiples of earnings consistent with the objective of measuring fair value. The estimates of cash flows, future earnings, and discount rate are subject to change due to the economic environment and business trends, including such factors as raw material and product pricing, interest rates, expected market returns and volatility of markets served, as well as our future manufacturing capabilities, government regulation and technological change. We believe that the estimates of future cash flows, future earnings, and fair value are reasonable; however, changes in estimates, circumstances or conditions could have a significant impact on our fair valuation determination, which could then result in a material impairment charge in our results of operations.

During the third quarter of fiscal 2012, we performed the annual impairment testing. As of that date, all reporting units had fair values that exceeded carrying values and no impairment charge was required. In our year-end assessment, our forecasts for the Yonvey business unit included a reduction in production levels, testing of new raw materials and cost rationalization initiatives for the next fiscal year. Our Yonvey business unit had a calculated fair value that exceeded its carrying value by less than an amount we deem substantial. We are closely monitoring the operating plans of our Yonvey unit. If we do not meet our operating plans, we could incur a goodwill impairment charge of up to the carrying amount of $7,700,000.

Long-Lived Assets

At June 30, 2012, we had property, plant, and equipment, net of accumulated depreciation, depletion and amortization, totaling $432,761,000, including $18,935,000 associated with our Solsil business unit. Solsil is currently focused on research and development projects and is not producing material for commercial sale. We review the recoverability of our long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future undiscounted pretax cash flows of the related operations.

We assess the recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If these undiscounted cash flows are less than the carrying value of such asset or asset group, an impairment loss is measured based on the difference between estimated fair value and carrying value. Assets to be disposed are written down to the lower of carrying amount or fair value less costs to sell, and depreciation ceases. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. We believe that the estimates of future cash flows, future earnings, and fair value are reasonable; however, changes in estimates, circumstances or conditions, including the results of Solsil's research and development activities, could have a significant impact on our fair valuation determination, which could then result in a material impairment charge in our results of operations.

Inventories

At June 30, 2012, we had inventories totaling $119,441,000. Inventories are valued at the lower of cost or market value, which does not exceed net realizable value. Cost of inventories is determined either by the first-in, first-out method or by the average cost method. When circumstances indicate a potential valuation issue, tests are performed to assess net realizable value, and as necessary, an inventory write-down is recorded for obsolete, slow moving or defective inventory. We estimate market and net realizable value based on current and future selling prices for our inventories, as well as the expected utilization of parts and supplies in our manufacturing process. We believe that these estimates are reasonable; however, changes in estimates or future price decreases caused by changing economic conditions, including customer demand, could result in future inventory adjustments, resulting in decreased operating profits and lower asset levels.

Share-Based Compensation

During the year ended June 30, 2012, we recorded share-based compensation expense of $2,482,000. Share-based payments (to the extent they are compensatory) are recognized in our consolidated statement of income based on their fair values. We have applied the provisions of the SEC's Staff Accounting Bulletin No. 107 (SAB 107) in our accounting for share-based compensation. We are required to estimate the stock awards that we ultimately expect to vest and to reduce share-based compensation expense for the effects of estimated forfeitures of awards over the expense recognition period. Given our share-based compensation was granted under a new plan and that there is limited historical data, we have estimated a forfeiture rate of zero. Actual forfeitures in the future may differ from this estimate, which would favorably impact our future results from operations.

We estimate the fair value of employee stock options using a Black-Scholes valuation model. Our common stock is currently traded on the NASDAQ Global Select Market (effective July 29, 2009). Accordingly, for stock awards granted subsequent to July 29, 2009, we value our common stock based upon the closing price of our common stock on the NASDAQ Global Select Market on the date immediately preceding the date of grant. Prior to July 29, 2009, our common stock was traded on the AIM market of the London Stock Exchange, and we valued our common stock based upon the closing price of our common stock on the AIM market on the date immediately preceding the date of grant. The fair value of an award is affected by our closing stock price as well as other assumptions, including the estimated volatility over the term of the awards and the estimated period of time that we expect employees to hold their stock options, which is calculated using the simplified method allowed by SAB 107. As there is limited trading data related to our common stock, the expected volatility over the expected vesting term of our share-based compensation is based upon the historical volatilities of similar companies. The risk-free interest rate assumption we use is based upon United States Treasury interest rates appropriate for the expected life of the award. Our expected dividend rate for grants prior to June 30, 2010 was zero as we did not pay cash dividends on our common stock and did not anticipate doing so. Actual results could differ from these estimates, which would impact our results from operations.

Income Taxes

We recorded a provision for income taxes of $28,760,000 during the year ended June 30, 2012. As part of the process of preparing consolidated financial statements, we are required to estimate income taxes in each of the jurisdictions in which we conduct business. This process involves estimating actual current tax expense and temporary differences between tax and financial reporting. Temporary differences result in deferred tax assets and liabilities, which are included in the consolidated balance sheet. We must assess the likelihood that deferred tax assets will be realized. A valuation allowance is recognized to reduce deferred tax assets if, and to the extent that, it is more likely than not that all or some portion of the deferred tax assets will not be realized. The determination of the need for a valuation allowance is based on an on-going evaluation of current information including, among other things, estimates of future earnings in different tax jurisdictions and the expected timing of deferred income tax asset and liability reversals. We believe that the determination to record a valuation allowance to reduce deferred income tax assets is a critical accounting estimate because it is based, in part, on an estimate of future taxable income in the various tax jurisdictions in which we do business, which is susceptible to change and may or may not occur, as well as the estimated timing of the reversal of temporary differences, which give rise to our deferred income tax assets, and because the impact of adjusting a valuation allowance may be material. In the event that actual results differ from estimates in future periods, and depending on the tax strategies that we may be able to implement, changes to the valuation allowance could impact our financial position and results of operations.

As part of our accounting for business combinations, some of the purchase price is allocated to goodwill and intangible assets. Amortization expense associated with acquired intangible assets is generally not tax deductible; however, deferred taxes have been recorded for non-deductible amortization expense as a part of the purchase price allocation process. We have taken into account the allocation of these identified intangibles among different taxing jurisdictions in establishing the related deferred tax liabilities. Income tax contingencies existing as of the acquisition dates of the acquired companies are evaluated quarterly and any adjustments are recorded as adjustments to income tax expense. Prior to our adoption of Accounting Standards Codification Subtopic 805-10, *Business Combinations*, on July 1, 2009, such adjustments were recorded to (a) reduce to zero any goodwill related to the acquisition, (b) reduce to zero other noncurrent intangible assets related to the acquisition, and (c) reduce income tax expense.

We recognize an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the relevant taxing authority that has full knowledge of all relevant information, based on the technical merits of the position. The income tax position is measured at the largest amount of benefit that is more than 50% likely of being realized upon settlement with a taxing authority. The determination of an uncertain tax position and the likelihood of it being realized requires critical judgment and estimates. We carefully assess each of the uncertain tax positions in order to determine the tax benefit that can be recognized in the consolidated financial statements. We record and/or disclose such potential tax liabilities, as appropriate, and reasonably estimate our income tax liabilities and recoverable tax assets. If new information becomes available, adjustments will be charged against income at that time. We do not anticipate that such adjustments would have a material adverse effect on our consolidated financial position or liquidity; however, it is possible that the final outcomes could have a material impact on our reported results of operations.

Results of Operations

Our results of operations are affected by our recent acquisitions of Alden Resources on July 28, 2011 and Quebec Silicon on June 13, 2012. Accordingly, our results for the year ended June 30, 2012 include approximately eleven months of results from Alden Resources and seventeen days of results from Quebec Silicon. Additionally, we sold the manufacturing operations of Globe Metais in November 2010, but continued to sell a portion of the silicon metal produced by Globe Metais to fulfill commitments to customers of Globe Metais that we retained until December 31, 2010.

GSM Fiscal Year Ended June 30, 2012 vs. 2011

Consolidated Operations:

	Years Ended June 30, 2012	Years Ended June 30, 2011	Increase (Decrease)	Percentage Change
	(Dollars in thousands)			
Results of Operations				
Net sales	$ 705,544	641,863	63,681	9.9%
Cost of goods sold	552,873	488,018	64,855	13.3%
Selling, general and administrative expenses	61,623	54,739	6,884	12.6%
Research and development	127	87	40	46.0%
Business interruption insurance recovery	(450)	-	(450)	NA
(Gain) loss on sale of business	(54)	4,249	(4,303)	NA
Operating income	91,425	94,770	(3,345)	(3.5%)
Interest expense, net	(7,367)	(2,984)	(4,383)	146.9%
Other income	2,578	928	1,650	177.8%
Income before provision for income taxes	86,636	92,714	(6,078)	(6.6%)
Provision for income taxes	28,760	35,988	(7,228)	(20.1%)
Net income	57,876	56,726	1,150	2.0%
Income attributable to noncontrolling interest, net of tax	(3,306)	(3,918)	612	(15.6%)
Net income attributable to Globe Specialty Metals, Inc.	$ 54,570	52,808	1,762	3.3%

Net Sales:

	Year Ended June 30, 2012 Net Sales			Year Ended June 30, 2011 Net Sales		
	$ (in 000s)	MT	$/MT	$ (in 000s)	MT	$/MT
Silicon metal	$ 360,726	119,634	$ 3,015	$ 347,599	122,607	$ 2,835
Silicon-based alloys	269,919	113,468	2,379	236,607	110,868	2,134
Silicon metal and silicon-based alloys	630,645	233,102	2,705	584,206	233,475	2,502
Silica fume and other	74,899			57,657		
Total net sales	$ 705,544			$ 641,863		

Net sales increased $63,681,000, or 10%, from the prior year to $705,544,000 primarily as a result of an 8% increase in average selling prices. The increase in average selling prices resulted in an increase in net sales of $49,316,000, with a 6% and 12% increase in selling prices of silicon metal and silicon-based alloys, respectively. The increase in silicon metal pricing was primarily driven by higher pricing of calendar 2012 contracts as compared to calendar 2010 contracts, as well as improved spot pricing in fiscal year 2012. The increase in silicon-based alloys pricing was primarily due to an increase in magnesium ferrosilicon pricing, resulting from strong demand from the automotive industry, and a pass through of higher rare earth costs. Ferrosilicon pricing improved as demand improved from the steel industry and the sale of higher purity and specialty grades of ferrosilicon.

Metric tons sold remained flat year-over-year. There was a 2% decrease in silicon metal tons sold offset by a 2% increase in silicon-based alloys tons sold. The decline in silicon metal tons was primarily due to the timing of the sale of our Brazilian manufacturing operations on November 5, 2009. Subsequent to this divestiture, remaining Globe Metais sales related only to the fulfillment of certain retained customer contracts completed at the end of the second quarter of fiscal year 2011, and no further sales will be made under this arrangement. The silicon volume decrease was partially offset by the acquisition of Quebec Silicon on June 13, 2012 which contributed 2,010 tons during fiscal year 2012. Silicon-based alloys tons sold increased primarily due to demand from the automotive and steel industries.

Other revenue increased by $17,242,000 primarily due to third party coal sales from the acquisition of Alden and the sale of manganese ore, which was purchased as a raw material and ultimately not used in production.

Cost of Goods Sold:

The $64,855,000 or 13% increase in cost of goods sold was a result of a 13% increase in our cost per ton sold and the increase in by-product and other sales. The increase in cost per ton sold reflects the impact of the planned maintenance performed on six of our fourteen domestic furnaces, the costs associated with the fire at our Bridgeport, Alabama ferrosilicon facility, and the impact of higher raw material and production costs year over year.

Gross margin represented approximately 22% of net sales in fiscal year 2012 and decreased from 24% of net sales in fiscal year 2011. The decrease was mainly attributable to higher production costs related to the planned maintenance outages, the fire at our Bridgeport, Alabama facility and the recognition of $9,400,000 in previously deferred revenue in the prior year period. This was offset by an increase in average selling prices year over year.

Selling, General and Administrative Expenses:

The increase in selling, general and administrative expenses of $6,884,000 or 13% was primarily due to an increase in bonus expense of $2,691,000 due to higher profitability year over year, higher due diligence and transaction related expenses of $2,308,000, and the impact of acquisitions which increased expense by $2,152,000 and $254,000 for Alden and Quebec Silicon, respectively. These increases were offset by a $828,000 decrease in stock-based compensation expense due to the completion of the vesting of options granted during fiscal year 2009.

(Gain)/Loss on Sale of Business:

(Gain) loss on sale of business for fiscal years 2012 and 2011 was associated with settlements related to the sale of our Brazilian manufacturing operations on November 5, 2009.

Business Interruption Insurance Recovery:

In fiscal year 2012, we recognized business interruption proceeds of $450,000.

Net Interest Expense:

Net interest expense increased by $4,383,000 mainly attributable to a new term loan acquired to finance the Alden Resources acquisition during the first quarter of fiscal 2012, which led to an increase in net interest expense of approximately $2,047,000. The Company's senior credit facility and term loan were repaid and cancelled on May 31, 2012 and the associated deferred financing costs of approximately $1,600,000 were charged to interest expense in the fourth quarter of fiscal year 2012. Additionally, interest expense on the revolving credit facility increased as a result of a higher average outstanding balance year over year.

Other Income:

Other income increased by $1,650,000 primarily due to foreign exchange gains resulting from the revaluation of long-term reais denominated liabilities, partially offset by foreign exchange losses due to currency fluctuations associated with the Polish Zloty, Chinese Renminbi, and Euro.

Provision for Income Taxes:

Provision for income taxes as a percentage of pre-tax income was approximately 33% or $28,760,000 in fiscal year 2012 and was approximately 39% in fiscal year 2011. The decrease in effective tax rate is primarily due to reduced state taxes and reduced foreign losses which are not deductible for tax purposes..

Segment Operations

GMI

	Years Ended June 30, 2012	Years Ended June 30, 2011	Increase (Decrease)	Percentage Change
	(Dollars in thousands)			
Results of Operations				
Net sales	$ 631,495	549,418	82,077	14.9%
Cost of goods sold	499,859	422,775	77,084	18.2%
Selling, general and administrative expenses	28,544	22,958	5,586	24.3%
Business interruption insurance recovery	(450)	-	(450)	NA
Operating income	$ 103,542	103,685	(143)	(0.1%)

Net sales increased $82,077,000 or 15% from the prior year to $631,495,000. The increase was primarily attributable to an 8% increase in our average selling price and a 3% increase in metric tons sold. The average selling price for silicon metal increased 5% and was primarily due to higher pricing of the annual calendar 2012 contracts versus calendar 2010 contracts, and improved spot pricing in fiscal year 2012. The average selling pricing for silicon-based alloys increased 14% primarily due to an increase in magnesium ferrosilicon pricing driven by strong demand from the automotive industry, a pass through of higher rare earth costs and an increase in ferrosilicon pricing as demand improved from the steel industry. Silicon metal volume increased 3% primarily due to the acquisition of Quebec Silicon which contributed 2,010 tons in fiscal year 2012, and improved operating performance of our furnaces. Silicon-based alloy volume increased 2% primarily due to demand from the steel industry and timing of shipments.

Operating income decreased by $143,000 from the prior fiscal year to $103,542,000. This decrease is primarily due to an 18% increase in cost of goods sold on a 3% increase in tons sold. Cost of goods sold increased due to the impact of the fire at our Bridgeport, Alabama facility, planned major maintenances, higher rare earth costs year over year, and the acquisition of Quebec Silicon. These cost increases were partially offset by the impact of $4,300,000 of expense related to the satisfaction of the long-term supply contract in the second quarter of fiscal year 2011 and an 8% increase in average selling prices. Additionally, selling, general and administrative expenses increased as a result of acquisitions during fiscal year 2012 which contributed $2,152,000 and $254,000 for Alden and Quebec Silicon, respectively.

Globe Metais

	Years Ended June 30, 2012	Years Ended June 30, 2011	Increase (Decrease)	Percentage Change
	(Dollars in thousands)			
Results of Operations				
Net sales	$ -	15,421	(15,421)	(100.0%)
Cost of goods sold	-	14,948	(14,948)	(100.0%)
Selling, general and administrative expenses	2	76	(74)	(97.4%)
Operating (loss) income	$ (2)	397	(399)	(100.5%)

Net sales decreased $15,421,000 from the prior year to $0. The decrease was due to the timing of the sale of our Brazilian manufacturing operations on November 5, 2009. Subsequent to this divestiture, remaining Globe Metais sales related only to the fulfillment of certain retained customer contracts with product purchased from our former Brazilian manufacturing operations at a purchase price equal to our sales price. These customer contracts were fulfilled at the end of the second quarter of fiscal year 2011, and no further sales will be made under this arrangement.

Operating income decreased by $399,000 from the prior year to a loss of $2,000. The decrease was due to the timing of the sale of our Brazilian manufacturing operations. Selling, general and administrative expenses decreased by $74,000 primarily due to the timing of the sale of our Brazilian manufacturing operations on November 5, 2009.

Globe Metales

	Years Ended June 30, 2012	Years Ended June 30, 2011	Increase (Decrease)	Percentage Change
	(Dollars in thousands)			
Results of Operations				
Net sales	$ 64,063	62,321	1,742	2.8%
Cost of goods sold	49,084	45,316	3,768	8.3%
Selling, general and administrative expenses	3,647	3,808	(161)	(4.2%)
Operating income	$ 11,332	13,197	(1,865)	(14.1%)

Net sales increased $1,742,000, or 3%, from the prior year to $64,063,000. This increase was primarily attributable to a 6% increase in average selling prices, partially offset by a 4% decrease in metric tons sold. Pricing increased on magnesium ferrosilicon and cored wire due to a pass through of higher rare earth costs and a mix shift to higher priced specialty cored wire formulations. Volumes decreased on shipments of magnesium ferrosilicon and calcium silicon due to a slowing of European demand, partially offset by increasing demand from the automotive sector.

Operating income decreased by $1,865,000 from the prior year to $11,332,000. The decrease was primarily due to higher production costs, partially offset by higher selling prices. Cost of goods sold increased by 8% while volumes decreased 4%, primarily due to higher power and raw material costs, and higher payroll related expenses.

Solsil

	Years Ended June 30, 2012	Years Ended June 30, 2011	Increase (Decrease)	Percentage Change
	(Dollars in thousands)			
Results of Operations				
Net sales	$ -	9,420	(9,420)	(100.0%)
Cost of goods sold	526	488	38	7.8%
Selling, general and administrative expenses	331	175	156	89.1%
Research and development	127	87	40	46.0%
Operating (loss) income	$ (984)	8,670	(9,654)	(111.3%)

Net sales decreased from $9,420,000 in the prior year to $0. This decrease was due to the recognition of $9,400,000 in previously deferred revenue as the BP Solar technology license, joint development and supply agreement was terminated during the second quarter of fiscal year 2011.

Operating income decreased by $9,654,000 from the prior year to a loss of $984,000. The primary driver of this decrease was the recognition of $9,400,000 in previously deferred revenue as the BP Solar technology license, joint development and supply agreement was terminated during the second quarter of fiscal year 2011.

Corporate

	Years Ended June 30, 2012	Years Ended June 30, 2011	Increase (Decrease)	Percentage Change
	(Dollars in thousands)			
Results of Operations				
Selling, general and administrative expenses	$ 27,322	25,357	1,965	7.7%
(Gain) loss on sale of business	(54)	4,249	(4,303)	NA
Operating loss	$ (27,268)	(29,606)	2,338	(7.9%)

Operating loss decreased by $2,338,000 from the prior year to $27,268,000. Selling, general and administrative expenses increased by $1,965,000 year over year mainly attributable to an increase in bonus expense of $2,130,000, due to profitability improvement and an increase in transaction related expenses of approximately $2,308,000, partially offset by a decrease of $828,000 in stock based compensation expense primarily due to the completion of vesting of options granted during 2009.

(Gain) loss on sale of business for fiscal years 2012 and 2011 was associated with settlements related to the sale of our Brazilian manufacturing operations on November 5, 2009.

GSM Fiscal Year Ended June 30, 2011 vs. 2010

Consolidated Operations:

	Years Ended June 30, 2011	Years Ended June 30, 2010	Increase (Decrease)	Percentage Change
	(Dollars in thousands)			
Results of Operations				
Net sales	$ 641,863	472,658	169,205	35.8%
Cost of goods sold	488,018	390,093	97,925	25.1%
Selling, general and administrative expenses	54,739	47,875	6,864	14.3%
Research and development	87	200	(113)	(56.5%)
Restructuring charges	—	(81)	81	NA
Loss (gain) on sale of business	4,249	(19,715)	23,964	NA
Operating income	94,770	54,286	40,484	74.6%
Interest expense, net	(2,984)	(4,054)	1,070	(26.4%)
Other income	928	4,575	(3,647)	(79.7%)
Income before provision for income taxes	92,714	54,807	37,907	69.2%
Provision for income taxes	35,988	20,539	15,449	75.2%
Net income	56,726	34,268	22,458	65.5%
Income attributable to noncontrolling interest, net of tax	(3,918)	(167)	(3,751)	2,246.1%
Net income attributable to Globe Specialty Metals, Inc.	$ 52,808	34,101	18,707	54.9%

Net Sales:

	Year Ended June 30, 2011 Net Sales			Year Ended June 30, 2010 Net Sales		
	$ (in 000s)	MT	$/MT	$ (in 000s)	MT	$/MT
Silicon metal	$ 347,599	122,607	$ 2,835	$ 296,763	118,327	$ 2,508
Silicon-based alloys	236,607	110,868	2,134	148,092	76,144	1,945
Silicon metal and silicon-based alloys	584,206	233,475	2,502	444,855	194,471	2,288
Silica fume and other	57,657			27,803		
Total net sales	$ 641,863			$ 472,658		

Net sales increased $169,205,000, or 36%, from the prior year to $641,863,000 primarily as a result of a 20% increase in metric tons sold and a 9% increase in our average selling price. The increase in metric tons sold resulted in an increase in net sales of $78,269,000. Silicon metal volume sold was higher due to increased demand, which led us to reopen our Niagara Falls, New York facility in November 2009, which contributed approximately 7,900 incremental metric tons, and our Selma, Alabama facility in January 2010, which contributed approximately 11,500 incremental metric tons sold during fiscal year 2011. These increases were offset by the decrease in volume due to the timing of the sale of our Brazilian manufacturing operations on November 5, 2009. Subsequent to this divestiture, remaining Globe Metais sales related only to the fulfillment of certain retained customer contracts with product purchased from our former Brazilian manufacturing operations at a purchase price equal to our sales price. These customer contracts were fulfilled at the end of the second quarter of fiscal year 2011, and no further sales will be made under this arrangement. The increase in volume includes the impact of the Core Metals acquisition, which contributed approximately 25,397 incremental metric tons in fiscal year 2011 versus fiscal year 2010. Additionally, end market demand for ferrosilicon and magnesium ferrosilicon increased in fiscal year 2011 due to the economic recovery, particularly in steel and automotive production.

The increase in average selling price of 9% resulted in increased net sales of approximately $61,082,000. The increase in pricing was primarily due to higher pricing of the annual calendar 2011 contracts and higher spot pricing. The increase in pricing was also due to improved demand from the economic recovery, offset by the impact of the acquisition of Core Metals in the fourth quarter of fiscal year 2010, which resulted in a mix shift towards the production of ferrosilicon. Ferrosilicon is our lowest priced alloy and also has the lowest cost of production. Other revenue increased by $29,854,000 as a result of $13,956,000 of incremental other sales from Core Metals during fiscal year 2011 and the recognition of $9,400,000 in previously deferred revenue from Solsil as the technology license, joint development and supply agreement with BP Solar International Inc. (BP Solar) was terminated in the second quarter of fiscal year 2011.

Cost of Goods Sold:

The $97,925,000, or 25%, increase in cost of goods sold was a result of a 20% increase in metric tons sold, as well as a 4% increase in our cost per ton sold. This increase in cost per ton sold was primarily due to the impact of planned furnace maintenance outages at GMI and Core Metals, higher power rates at Globe Metales and GMI, and $4,300,000 of expense related to satisfaction of the long-term supply contract in fiscal year 2011. These cost increases were partially offset by the impact of reduced start-up costs of approximately $6,500,000 at our Niagara Falls and Selma plants in the year over year period, the mix shift to ferrosilicon, which has our lowest cost of production, and the timing of the sale of our Brazilian manufacturing operations on November 5, 2009.

Gross margin represented approximately 24% of net sales in fiscal year 2011 and increased from 17% of net sales in fiscal year 2010, primarily as a result of higher silicon metal and silicon-based alloy selling prices, partially offset by higher power costs at Globe Metales and GMI, as well as the impact of reduced margins on the sale of product purchased from our former Brazilian manufacturing operations.

Selling, General and Administrative Expenses:

The increase in selling, general and administrative expenses of $6,864,000, or 14%, was primarily a result of the impact of the acquisition of Core Metals, which incrementally increased expense by $2,458,000, and an increase in due diligence and transaction-related costs and audit and other professional fees, including Sarbanes-Oxley Act compliance related expenditures, of approximately $4,369,000 and $576,000, respectively, at Corporate. Additionally, bonus expense at Corporate increased approximately $1,794,000 due to profitability improvement year over year. These cost increases were partially offset by a decrease of approximately $2,488,000 at Globe Metais due to the timing of the sale of our Brazilian manufacturing operations.

Loss (Gain) on Sale of Business:

Loss (gain) on sale of business for fiscal year 2010 was associated with the sale of our Brazilian manufacturing operations on November 5, 2009. A subsequent settlement associated with our Brazilian manufacturing operations was recorded in fiscal year 2011.

Net Interest Expense:

Net interest expense decreased by $1,070,000 primarily due to lower interest rate swap expense of approximately $755,000 at GMI, as well as the timing of the sale of our Brazilian manufacturing operations on November 5, 2009, which resulted in a reduction in net interest expense of $347,000.

Other Income:

Other income decreased by $3,647,000 due primarily to a foreign exchange gain of $3,773,000 at Globe Metais in fiscal year 2010. The foreign exchange gain at Globe Metais consisted of foreign exchange gains of $2,924,000, primarily associated with the revaluation of long-term reais denominated tax liabilities, and a gain of $849,000 on our foreign exchange forward contracts. These foreign exchange fluctuations no longer occur following the sale of our Brazilian manufacturing operations on November 5, 2009.

Provision for Income Taxes:

Provision for income taxes as a percentage of pre-tax income was approximately 39%, or $35,988,000, in fiscal year 2011 and was approximately 37%, or $20,539,000, in fiscal year 2010. The increase in the effective tax rate is primarily due to the benefit associated with the recording of certain state tax credits partially offset by the recognition of $9,395,000 in income tax expense associated with the sale of our Brazilian manufacturing operations in fiscal year 2010.

Segment Operations

GMI

	Years Ended June 30, 2011	Years Ended June 30, 2010	Increase (Decrease)	Percentage Change
	(Dollars in thousands)			
Results of Operations				
Net sales	$ 549,418	358,279	191,139	53.3%
Cost of goods sold	422,775	296,122	126,653	42.8%
Selling, general and administrative expenses	22,958	21,112	1,846	8.7%
Restructuring charges	—	(81)	81	NA
Operating income	$ 103,685	41,126	62,559	152.1%

Net sales increased $191,139,000, or 53%, from the prior year to $549,418,000. The increase was primarily attributable to a 35% increase in metric tons sold. Volume was higher primarily due to increased demand, which led us to reopen our Niagara Falls, New York facility in November 2009, which contributed approximately 7,900 incremental metric tons, and our Selma, Alabama facility in January 2010, which contributed approximately 11,500 incremental metric tons sold during fiscal year 2011. Volume was also higher due to the acquisition of Core Metals and an increase in end market demand, primarily from the steel and automotive industries for ferrosilicon and magnesium ferrosilicon in fiscal year 2011. The Core Metals acquisition contributed approximately 25,397 incremental metric tons in fiscal year 2011. Pricing increased 12% due to higher pricing of the annual calendar 2011 contracts and improved spot pricing in fiscal year 2011, offset by the impact of the Alloy joint venture pricing. As a result of the acquisition of Core Metals in the fourth quarter of fiscal year 2010, there was a product mix shift towards ferrosilicon, which is our lowest priced alloy and also has the lowest cost of production. This impact was offset by higher pricing on ferrosilicon and magnesium ferrosilicon products due to increased market demand.

The GMI segment includes the Alloy joint venture, which was entered into on November 5, 2009, and sells 49% of the output of the Alloy plant to Dow Corning Corporation (Dow Corning) at cost. We control the joint venture and consolidate its results in our financial statements. As a result of the joint venture, GMI's gross margin has been negatively impacted by virtue of the material sold to Dow Corning at cost. The increase in pricing for silicon metal during fiscal year 2011 more than offset this impact and resulted in increased gross margin year over year.

Operating income increased by $62,559,000 from the prior year to $103,685,000. This increase was primarily due to higher volumes shipped of silicon-based alloys and silicon metal and higher average selling prices for silicon metal. Cost of goods sold increased by 43%, while volumes increased by only 35%. This was a result of an increase in the cost per ton sold due to the impact of planned furnace maintenance outages, higher power rates, and $4,300,000 of expense related to satisfaction of the long-term supply contract in fiscal year 2011, offset by the impact of reduced start-up costs of approximately $6,500,000 at our Niagara Falls and Selma plants in the year over year period. The addition of Core Metals incrementally contributed $2,458,000 to selling, general and administrative expenses in fiscal year 2011.

Globe Metais

	Years Ended June 30, 2011	Years Ended June 30, 2010	Increase (Decrease)	Percentage Change
	(Dollars in thousands)			
Results of Operations				
Net sales	$ 15,421	62,126	(46,705)	(75.2%)
Cost of goods sold	14,948	53,091	(38,143)	(71.8%)
Selling, general and administrative expenses	76	2,564	(2,488)	(97.0%)
Research and development		11	(11)	NA
Loss on sale of business	—	1,197	(1,197)	NA
Operating income	$ 397	5,263	(4,866)	(92.5%)

Net sales decreased $46,705,000, or 75%, from the prior year to $15,421,000. The decrease was primarily attributable to a decrease in metric tons sold of 69% and a decrease in average selling prices of 17%. The decrease in volume was due to the timing of the sale of our Brazilian manufacturing operations on November 5, 2009. Subsequent to this divestiture, remaining Globe Metais sales related only to the fulfillment of certain retained customer contracts with product purchased from our former Brazilian manufacturing operations at a purchase price equal to our sales price. These customer contracts were fulfilled at the end of the second quarter of fiscal year 2011, and no further sales will be made under this arrangement. The decrease in pricing was due to the year over year currency impact of Euro denominated contracts.

Operating income decreased by $4,866,000, or 93%, from the prior year to $397,000. The decrease was primarily due to the timing of the sale of our Brazilian manufacturing operations, which led to lower sales volumes, as well as the impact of reduced margins on the sale of product purchased from our former Brazilian manufacturing operations. Selling, general and administrative expenses decreased by $2,488,000 primarily due to the timing of the sale of our Brazilian manufacturing operations on November 5, 2009. Results in fiscal year 2010 also included transaction costs of $1,197,000 associated with the sale of the Brazilian manufacturing operations.

Globe Metales

	June 30,		Increase	Percentage
	2011	2010	(Decrease)	Change
	(Dollars in thousands)			
Results of Operations				
Net sales	$ 62,321	48,959	13,362	27.3%
Cost of goods sold	45,316	35,635	9,681	27.2%
Selling, general and administrative expenses	3,808	3,251	557	17.1%
Operating income	$ 13,197	10,073	3,124	31.0%

Net sales increased $13,362,000, or 27%, from the prior year to $62,321,000. This increase was primarily attributable to a 21% increase in average selling prices, as well as a 5% increase in metric tons sold. Pricing increased on magnesium ferrosilicon and calcium silicon due to improving demand, especially in the automotive and steel end markets. Additionally, pricing increased due to a mix shift from ferrosilicon, the lowest priced alloy, to calcium silicon and magnesium ferrosilicon. Volumes increased from higher shipments of magnesium ferrosilicon and calcium silicon as demand in the automotive and steel end markets continues to recover.

Operating income increased by $3,124,000 from the prior year to $13,197,000. The increase was primarily due to higher average selling prices offset by higher production costs. Cost of goods sold increased by 27%, primarily due to higher power, raw material and freight costs, and higher wage expense, while volumes increased by only 5%. Power costs increased beginning in November 2009 as our long-term power agreement expired. Additionally, selling, general and administrative expenses increased $557,000, primarily due to higher wage expense as a result of the terms of the union contract signed at the beginning of fiscal year 2011.

Solsil

	Years Ended June 30,		Increase	Percentage
	2011	2010	(Decrease)	Change
	(Dollars in thousands)			
Results of Operations				
Net sales	$ 9,420	20	9,400	47,000.0%
Cost of goods sold	488	823	(335)	(40.7%)
Selling, general and administrative expenses	175	385	(210)	(54.5%)
Research and development	87	187	(100)	(53.5%)
Operating income (loss)	$ 8,670	(1,375)	10,045	(730.5%)

Net sales increased $9,400,000 from the prior year to $9,420,000. This increase was primarily due to the recognition of $9,400,000 in previously deferred revenue as the BP Solar technology license, joint development and supply agreement was terminated during the second quarter of fiscal year 2011.

Operating income (loss) increased by $10,045,000 from the prior year to $8,670,000. The primary driver of this increase was the recognition of $9,400,000 in previously deferred revenue as the BP Solar technology license, joint development and supply agreement was terminated during the second quarter of fiscal year 2011. The decrease in cost of goods sold of $335,000 from the prior year to $488,000 was a result of Solsil's suspension of commercial production and enhanced focus on refining its production processes to improve yield and reduce the cost of production. As a result of these changes, selling, general and administrative expenses decreased $210,000 and research and development expenses decreased $100,000.

Corporate

	Years Ended June 30,		Increase	Percentage
	2011	2010	(Decrease)	Change
	(Dollars in thousands)			
Results of Operations				
Selling, general and administrative expenses	$ 25,357	18,422	6,935	37.6%
Loss (gain) on sale of business	4,249	(21,237)	25,486	NA
Operating (loss) income	$ (29,606)	2,815	(32,421)	(1,151.7%)

Operating (loss) income decreased $32,421,000 from the prior year to ($29,606,000). Fiscal year 2010 included a $21,237,000 gain on the sale of the manufacturing operations of Globe Metais, which was net of transaction expenses and the recording of certain retained liabilities. A subsequent settlement of retained acquisition contingencies was recorded in fiscal year 2011. Selling, general and administrative expenses increased by $6,935,000 primarily due to an increase in due diligence and transaction-related costs and audit and other professional fees, including Sarbanes-Oxley Act compliance related expenditures, of approximately $4,369,000 and $576,000, respectively. Additionally, bonus expense increased approximately $1,794,000 due to profitability improvement year over year.

Liquidity and Capital Resources

Sources of Liquidity

Our principal sources of liquidity are our cash and cash equivalents balance, cash flows from operations, and unused commitments under our existing credit facilities. At June 30, 2012, our cash and cash equivalents balance was approximately $178,010,000, and we had $194,254,000 available for borrowing under our existing financing arrangements. We generated cash flows from operations totaling $103,907,000 during the year ended June 30, 2012.

As of June 30, 2012, the amount of cash and cash equivalents, included in the Company's consolidated cash that was held by foreign subsidiaries was approximately $52,518,000. If these funds are needed for operations in the U.S., the Company will be required to accrue and pay taxes in the U.S. to repatriate these funds. However, the Company's intent is to permanently reinvest these funds outside the U.S. and the Company's current plans do not indicate a need to repatriate them to fund operations in the U.S.

Certain of our subsidiaries borrow funds in order to finance working capital requirements and capital expansion programs. The terms of certain of our financing arrangements place restrictions on distributions of funds to us, however, we do not expect this to have an impact on our ability to meet our cash obligations. We believe we have access to adequate resources to meet our needs for normal operating costs, capital expenditure, and working capital for our existing business. Our ability to fund planned capital expenditures and make acquisitions will depend upon our future operating performance, which will be affected by prevailing economic conditions in our industry as well as financial, business and other factors, some of which are beyond our control.

In July 2011, we closed on the acquisition of Alden Resources, LLC, North America's leading miner, processor and supplier of specialty metallurgical coal to the silicon and silicon-based alloys industries. We financed the acquisition with $18,200,000 of cash.

In September 2011, the Company's Board of Directors approved a dividend of $0.20 per common share. The dividend, totaling $15,007,000, was paid on October 28, 2011, to stockholders of record as of October 14, 2011. In August 2012, the Company's Board of Directors approved an annual dividend of $0.25 per common share, payable quarterly in September 2012, December 2012, March 2013 and June 2013. The Board of Directors authorized a quarterly dividend of $0.0625 per common share on September 19, 2012 to shareholders of record at the close of business on September 5, 2012.

In June 2012, we closed on the acquisition of Becancour Silicon Metal Inc.'s 51% equity interest in Quebec Silicon Limited Partnership and other working capital assets. We financed the acquisition with $8,803,000 of cash.

In August 2012, the Board authorized the Company to offer to amend outstanding options representing the right to purchase shares issued to directors, officers and current employees pursuant to the Company's 2006 Employee, Director and Consultant Stock Plan, to permit these options alternatively to be settled for cash or exercised for the issuance of shares, at the election of the option holder. The Company anticipates that these amendments will result in "mark-to-market" accounting with respect to the subject options and the expense associated with these amendments is approximately $24,000,000.

Cash Flows

The following table summarizes our primary sources (uses) of cash during the periods presented:

	Year Ended June 30,		
	2012	2011	2010
	(Dollars in thousands)		
Cash and cash equivalents at beginning of period	$ 166,208	157,029	61,876
Cash flows provided by (used in) operating activities	103,907	61,188	(19,255)
Cash flows used in investing activities	(151,705)	(51,512)	(16,159)
Cash flows provided by financing activities	59,862	81	130,560
Effect of exchange rate changes on cash	(262)	(578)	7
Cash and cash equivalents at end of period	$ 178,010	166,208	157,029

Operating Activities:

Our business is cyclical and cash flows from operating activities may fluctuate during the year and from year-to-year due to economic conditions.

Net cash provided by operating activities was $103,907,000 and $61,188,000 during fiscal year 2012 and 2011, respectively. The $42,719,000 increase in net cash provided by operating activities was primarily due to a reduction in net working capital during fiscal year 2012, compared with fiscal year 2011 as well as improved operating results. Inventories decreased during fiscal year 2012 compared to an increase in fiscal year 2011 due to lower electrode inventory levels compared to the prior year period, and the sale of manganese ore, which was purchased as a raw material and ultimately not used in production. The increases in cash were offset by an increase in accounts receivable due to increased shipment volumes at the end of fiscal year 2012. In fiscal year 2011, cash from operations was impacted by growth in inventory, primarily related electrode inventory which was subsequently used in current year production, partially offset by a gain on the sale of our Brazilian manufacturing operations.

Investing Activities:

Net cash used in investing activities was approximately $151,705,000 and $51,512,000 during fiscal year 2012 and 2011, respectively. In fiscal year 2012, $73,200,000 of cash was used, net of cash acquired, in the acquisition of Alden Resources LLC. Additionally, $36,517,000 of cash was to fund, net of cash acquired, the purchase of certain assets of Becancour Silicon in June 2012. Year over year capital expenditures increased from approximately $41,836,000 to $35,039,000 in the current fiscal year due to furnace overhauls at our GMI plants as well as the purchase and refurbishment of equipment at Alden Resources.

Financing Activities:

Net cash provided by financing activities was approximately $59,862,000 and $81,000 during fiscal years 2012 and 2011, respectively. During fiscal year 2012, the acquisitions of Alden Resources and Quebec Silicon were partially financed with borrowings of long-term debt of $50,000,000 and $31,800,000, respectively. In May 2012, we entered into a credit agreement which provides for a $300,000,000 five-year revolving multi-currency credit facility. The credit facility refinanced existing debt and closing costs of $96,550,000. A dividend payment of $15,007,000 and $11,269,000 was paid to our common stockholders during fiscal years 2012 and 2011, respectively.

Exchange Rate Change on Cash:

The effect of exchange rate changes on cash was related to fluctuations in renminbi, the functional currency of our Chinese subsidiary, Yonvey.

Commitments and Contractual Obligations

The following tables summarize our contractual obligations at June 30, 2012 and the effects such obligations are expected to have on our liquidity and cash flows in future periods:

Contractual Obligations (as of June 30, 2012)	Total	Less than One Year	One to Three Years	Three to Five Years	More than 5 Years
			(Dollars in thousands)		
Operating lease obligations	$ 6,346	3,266	3,080	—	—
Capital lease obligations	14,298	2,544	7,512	4,242	

The table above also excludes certain other obligations reflected in our consolidated balance sheet, including estimated funding for pension obligations, for which the timing of payments may vary based on changes in the fair value of pension plan assets and actuarial assumptions. We expect to contribute approximately $4,128,000 to our pension plans for the year ended June 30, 2013.

Off-Balance Sheet Arrangements

We do not have any material off-balance sheet arrangements or relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Litigation and Contingencies

We are subject to various lawsuits, claims and proceedings that arise in the normal course of business, including employment, commercial, environmental, safety and health matters, as well as claims associated with our historical acquisitions and divestitures. Although it is not presently possible to determine the outcome of these matters, in the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our consolidated financial position, results of operations, or liquidity.

At June 30, 2012 and June 30, 2011, there are no liabilities recorded for environmental contingencies. With respect to the cost for ongoing environmental compliance, including maintenance and monitoring, such costs are expensed as incurred unless there is a long-term monitoring agreement with a governmental agency, in which case a liability is established at the inception of the agreement.

Accounting Pronouncements to be Implemented

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income (ASU 2011-05)*. The objective of this amendment is to increase the prominence of other comprehensive income in the financial statements. The amendments require entities to report components of net income and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, the amendments in ASU 2011-05 require an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. In December 2011, the FASB issued Accounting Standards Update No. 2011-12, which deferred the specific requirements related to the presentation of reclassification adjustments. This amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We expect the adoption of this ASU will affect financial statement presentation only.

In September 2011, FASB issued Accounting Standards Update No. 2011-08, *Testing Goodwill for Impairment* (ASU 2011-08), which amends the guidance in ASC 350-20. The amendments in ASU 2011-08 provide entities with the option of performing a qualitative assessment before performing the first step of the two-step impairment test. If entities determine, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test would be unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. ASU 2011-08 also provides entities with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the first step of the two-step impairment test. ASU 2011-08 is effective for interim and annual periods beginning after December 15, 2011 but early adoption is permitted. The Company does not expect material financial statement implications relating to the adoption of this ASU.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks arising from adverse changes in:

- commodity prices,
- interest rates, and
- foreign exchange rates.

In the normal course of business, we manage these risks through a variety of strategies, including obtaining captive or long-term contracted raw material supplies and hedging strategies. Obtaining captive or long-term contracted raw material supplies involves the acquisition of companies or assets for the purpose of increasing our access to raw materials or the identification and effective implementation of long-term leasing rights or supply agreements. We enter into derivative instruments to hedge certain commodity price, interest rate, and foreign currency risks. We do not engage in commodity, interest rate, or currency speculation, and no derivatives are held for trading purposes.

All derivatives are accounted for using mark-to-market accounting. We believe it is not practical to designate our derivative instruments as hedging instruments as defined under ASC Subtopic 815-10, *Derivatives and Hedging* (ASC 815). Accordingly, we adjust our derivative financial instruments to current market value through the consolidated statement of income based on the fair value of the agreement as of period-end. Although not designated as hedged items as defined under ASC 815, these derivative instruments serve to significantly offset our commodity, interest rate, and currency risks. Gains or losses from these transactions offset gains or losses on the assets, liabilities, or transactions being hedged. No credit loss is anticipated as the counterparties to our derivative agreements are major financial institutions that are highly rated.

The sensitivity of our derivatives to these market fluctuations is discussed below. See our June 30, 2011 consolidated financial statements for further discussion of these derivatives and our hedging policies.

Commodity Prices:

We are exposed to price risk for certain raw materials and energy used in our production process. The raw materials and energy which we use are largely commodities, subject to price volatility caused by changes in global supply and demand and governmental controls. Derivative financial instruments are not used extensively to manage our exposure to fluctuations in the cost of commodity products used in our operations. We attempt to reduce the impact of increases in our raw material and energy costs by negotiating long-term contracts and through the acquisition of companies or assets for the purpose of increasing our access to raw materials with favorable pricing terms. We have entered into long-term power supply contracts that result in stable, favorably priced long-term commitments for the majority of our power needs. Additionally, we have long-term lease mining rights in the U.S. that supply us with a substantial portion of our requirements for quartzite. We also have obtained a captive supply of electrodes through our 70% ownership interest in Yonvey.

In June 2010, we entered into a power hedge agreement on a 175,440 MWh notional amount of electricity, representing approximately 20% of the total power required by our Niagara Falls, New York plant. This hedge covers our expected needs not supplied by the facility's long-term power contract over the term of the hedge agreement. The notional amount decreases equally per month through the agreement's expiration on June 30, 2012. Under the power hedge agreement, we fixed the power rate at $39.60 per MWh over the life of the contract. In October 2010, we entered into a power hedge agreement on a 87,600 MWh notional amount of electricity. The agreement is effective July 1, 2012 and the notional amount decreases equally per month through the agreement's expiration on June 30, 2013. Under the power hedge agreement, we fixed the power rate at $39.95 per MWh over the life of the contract.

The $742,000 liability associated with the fair value of our power hedge agreements at June 30, 2012 is included in accrued expenses and other current liabilities.

To the extent that we have not mitigated our exposure to rising raw material and energy prices, we may not be able to increase our prices to our customers to offset such potential raw material or energy price increases, which could have a material adverse effect on our results of operations and operating cash flows.

Interest Rates:

We are exposed to market risk from changes in interest rates on certain of our short-term and long-term debt obligations. The Company had outstanding total debt at June 30, 2012 of $140,703,000, with interest rates arranging from 2% to 5%. The Company previously entered into interest rate cap arrangement and swap agreements to mitigate the risk of interest rate fluctuations on its recently terminated senior credit facility and long-term debt. The Company settled these agreements in connection with the termination of the senior credit facility and long-term debt. The Company would consider entering into hedge agreements to mitigate the interest rate risk, if conditions warrant.

If market interest rates were to increase or decrease by 10% for the full 2013 fiscal year as compared to the rates in effect at June 30, 2012, we estimate that the change would not have a material impact to our cash flows or results of operations.

Foreign Currency Risk:

We are exposed to market risk arising from changes in currency exchange rates as a result of operations outside the United States, principally in Argentina and China. A portion of our net sales generated from our non-U.S. operations is denominated in currencies other than the U.S. dollar. Most of our operating costs for our non-U.S. operations are denominated in local currencies, principally the Argentine peso and the Chinese renminbi. Consequently, the translated U.S. dollar value of our non-U.S. dollar sales, and related accounts receivable balances, and our operating costs are subject to currency exchange rate fluctuations. Derivative instruments are not used extensively to manage this risk. We have utilized derivative financial instruments, including foreign exchange forward contracts, to manage a portion of our net foreign currency exposure to the Brazilian real and the Euro. All of the Brazilian real contracts were settled prior to the sale of the manufacturing operations of Globe Metais.

If foreign exchange rates were to increase or decrease by 10% for the full 2013 fiscal year, as compared to the rates in effect at June 30, 2012, we estimate that the change would not have a material impact to our cash flows or results of operations.

Item 8. *Financial Statements and Supplementary Data*

The financial statements appearing on pages 35 to 63 are incorporated herein by reference.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures as such term is defined in Securities Exchange Act Rule 13a-15(e) or 15d-15(e). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of the end of the period covered by this report.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal controls over financial reporting. Our internal control system over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of our annual consolidated financial statements, management has undertaken its assessment of the effectiveness of our internal control over financial reporting as of June 30, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded that the Company's internal control over financial reporting was effective as of June 30, 2012.

Management's evaluation on the effectiveness of internal control over financial reporting did not include Quebec Silicon, which we acquired on June 13, 2012, as management concluded that it was not possible to conduct an assessment of Quebec Silicon's internal control over financial reporting in the period between the consummation date and the date of management's evaluation. The revenues of Quebec Silicon, which included in our June 30, 2012 consolidated financial statements starting on June 13, 2012, represented than less 1% of our net sales for the year ended June 30, 2012, and represented approximately 15% of total assets as of June 30, 2012.

Report of Independent Registered Public Accounting Firm

KPMG LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this report, has issued its report on the effectiveness of our internal control over financial reporting, a copy of which appears on page 37 of this annual report.

Changes in Internal Control Over Financial Reporting

There has been no change in our internal control over financial reporting during the fourth quarter ended June 30, 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

Not applicable.

PART III

Certain information required by Part III is omitted from this report in that we will file a definitive proxy statement pursuant to Regulation 14A with respect to our 2012 Annual Meeting (the "Proxy Statement") no later than 120 days after the end of the fiscal year covered by this report, and certain information included therein is incorporated herein by reference. Only those sections of the Proxy Statement which specifically address the items set forth herein are incorporated by reference.

Item 10. Directors, Executive Officers and Corporate Governance

Except as set forth below, the information required by this Item is hereby incorporated herein by reference to the Proxy Statement.

Set forth below is certain information about our executive officers:

Name	Age	Position
Alan Kestenbaum	50	Executive Chairman and Director
Jeff Bradley	52	Chief Executive Officer and Chief Operating Officer
Malcolm Appelbaum	51	Chief Financial Officer
Stephen Lebowitz	47	Chief Legal Officer

Alan Kestenbaum has served as Executive Chairman and Director since our inception in December 2004, and served as Chief Executive Officer from our inception through May 2008. From June 2004, Mr. Kestenbaum served as Chairman of Globe Metallurgical, Inc., until its acquisition by us in November 2006. He has over 20 years of experience in metals including finance, distribution, trading and manufacturing. Mr. Kestenbaum is a founder and the Chief Executive Officer of Marco International Corp., and its affiliates, a finance trading group specializing in metals, minerals and other raw materials, founded in 1985. Mr. Kestenbaum was involved in the expansion by certain of Marco International's affiliates into China and the former Soviet Union. He also established affiliated private equity businesses in 1999 which were involved in sourcing and concluding a number of private equity transactions, including ones relating to McCook Metals, Scottsboro Aluminum and Globe Metallurgical, Inc. From 1997 until June 2008, Mr. Kestenbaum was also the Vice President of Marco Hi-Tech JV LLC, a nutritional ingredient supplier to the nutritional supplement industry. Mr. Kestenbaum serves as a member of the Board of Directors of Wolverine Tube, Inc., a provider of copper and copper alloy tube, fabricated products and metal joining products and between January 2006 and June 2008 served as a director of Neuro-Hitech, Inc., a development stage pharmaceutical company. Mr. Kestenbaum began his career in metals with Glencore, Inc. and Philipp Brothers in New York City. He received his B.A. in Economics *cum laude* from Yeshiva University, New York.

Jeff Bradley has served as our Chief Executive Officer since May 2008 and our Chief Operating Officer since August 2010. From June 2005 until February 2008, Mr. Bradley served as Chairman, Chief Executive Officer and Director of Claymont Steel Holdings, Inc., a company specializing in the manufacture and sale of custom-order steel plate in the United States and Canada. Mr. Bradley was not employed after his February 2008 departure from Claymont Steel until he joined us in May 2008. Prior to joining Claymont Steel, from September 2004 to June 2005, Mr. Bradley served as Vice President of strategic planning for Dietrich Industries, a construction products subsidiary of Worthington Industries. From September 2000 to August 2004, Mr. Bradley served as a vice president and general manager for Worthington Steel, a diversified metal processing company. Mr. Bradley holds a B.S. in Business Administration from Loyola College in Baltimore, Maryland.

Malcolm Appelbaum joined our company as Chief Financial Officer in September 2008. Prior to that, from 2000 until September 2008, Mr. Appelbaum served as President of Appletree Advisors, Inc., a financial consulting and advisory firm he founded to serve the portfolio companies of private equity firms and senior and mezzanine lenders. While at Appletree, he served as Interim-Chief Financial Officer for several underperforming companies and assisted others as an outside consultant. Between 1992 and 2000, Mr. Appelbaum was a principal at Wand Partners Inc., a private equity investor. At Wand he was the financial officer responsible for the firm and worked extensively with portfolio companies and developed an investment practice closing several platform and add-on acquisitions. Prior to joining Wand Partners, Mr. Appelbaum was an associate at M&T Bank, a financial analyst at Goldman Sachs and a senior consultant and senior accountant at Deloitte & Touche. Mr. Appelbaum received a B.S. from Brooklyn College and an M.B.A. from Columbia University.

Stephen Lebowitz has served as our Chief Legal Officer since July 2008. Prior to that, from 2001 to 2008, Mr. Lebowitz was in-house counsel at BP p.l.c., one of the world's largest petroleum companies, to its jet fuel, marine and solar energy divisions. Prior to joining BP, Mr. Lebowitz was in private practice, both as a partner at the law firm Ridberg, Press and Aaronson, and as an associate with the law firm Kaye Scholer LLP. Mr. Lebowitz holds a B.A. from the University of Vermont, received a law degree from George Washington University, and while overseas as a Fulbright Scholar, obtained an L.L.M. in European law.

Item 11. Executive Compensation

The information required by this Item is hereby incorporated herein by reference to the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is hereby incorporated herein by reference to the Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence

The information required by this Item is hereby incorporated herein by reference to the Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required by this Item is hereby incorporated herein by reference to the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Financial Statements

(2) Financial Statement Schedules

Not applicable.

(3) Exhibits

The following exhibits are filed with this Annual Report or incorporated by reference:

Exhibit Number	Description of Document
2.1	Purchase and Sale Agreement dated as of March 26, 2010, by and among Globe Metals Enterprises, Inc., Core Metals Group Holdings LLC and each of the Sellers named therein (6)
2.2	Membership Interest Purchase Agreement dated May 27, 2011 by and among NGPC Asset Holdings II, LP,NGP Capital Resources Company and Globe BG, LLC relating to Alden Resources Inc. (7)
2.3	Membership Interest Purchase Agreement dated May 27, 2011 by and among NGPC Asset Holdings II, LP,NGP Capital Resources Company and Globe BG, LLC relating to Gatliff Services, Inc. (7)
2.4	Purchase Agreement dated May 27, 2011 by and among NGP Capital Resources Company, Globe BG, LLC and Globe Specialty Metals, Inc. regarding The Overriding Royalty Interests (7)
2.5	Agreement of Purchase and Sale dated as of April 25, 2012 by and among Becancour Silicon Inc., Timminco Ltd., QSI Partners Ltd., and Globe Specialty Metals, Inc. †
	Articles of Incorporation and Bylaws
3.1	Amended and Restated Certificate of Incorporation (1)
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (1)
3.3	Amended and Restated Bylaws (2)
	Instruments Defining the Rights of Security Holders, Including Indentures
4.1	Third Amended and Restated Credit Agreement dated as of March 30, 2011, by and among GMI, Tennessee Alloys Company LLC, and GSM Sales, Inc., as borrowers, Alabama Sand and Gravel, Inc. and Laurel Ford Resources, Inc., as subsidiary guarantors, GSM, as Parent, the lender parties thereto, and Societe Generale, as Administrative Agent, Issuing Bank, Swingline Lender and Collateral Agent and SG Americas Securities LLC, as Sole Arranger (3)
4.2	Term Loan Agreement, dated July 28, 2011, by and among GBG Holdings, LLC, Globe Specialty Metals, Inc., GSM Enterprises LLC, the Lenders from time to time party thereto, and BNP Paribas, as administrative agent, collateral agent, sole lead arranger and sole bookrunner (13)
4.3	Credit Agreement, dated as of May 31, 2012, among the Company, certain subsidiaries of the Company from time to time party thereto, Fifth Third Bank as Administrative Agent and L/C issuer, Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint Lead Arranger and Joint Book Runner, Bank of America, N.A., KeyBank National Association, Sovereign Bank, N.A., and Wells Fargo Bank, N.A., as Co-Syndication Agents, and BBVA Compass Bank, Citibank, N.A., Citizens Bank Of Pennsylvania, HSBC Bank USA N.A., and PNC Bank, National Association, as Co-Documentation Agents, and the other lenders party thereto. (5)
	We are a party to other instruments defining the rights of holders of long-term debt. No such instrument authorizes an amount of securities in excess of 10 percent of the total assets of the company and its subsidiaries on a consolidated basis. We agree to furnish a copy of each such instrument to the Commission on request.
	Material Contracts
10.1	Output and Supply Agreement, dated as of October 1, 2010, by and among Quebec Silicon Limited Partnership, Becancour Silicon Inc. (succeeded in interest by QSIP Canada ULC) and Dow Corning Corporation. †
10.2	Shareholders Agreement between all the Shareholders of Quebec Silicon General Partner Inc., dated as of October 1, 2010, by and among Becancour Silicon Inc. (succeeded in interest by QSIP Canada ULC), Dow Corning Netherlands, B.V., and Quebec Silicon General Partner Inc. †
10.3	Amended and Restated Limited Partnership Agreement dated as of October 1, 2010, by and among Becancour Silicon Inc. (succeeded in interest by QSIP Canada ULC), Dow Corning Canada, Inc., and Quebec Silicon General Partner Inc. †
	Management Contracts and Compensatory Plans
10.6	2006 Employee, Director and Consultant Stock Option Plan (1)
10.7	Amendments to 2006 Employee, Director and Consultant Stock Option Plan (8)
10.8	2010 Annual Executive Bonus Plan (9)
10.9	Chief Financial Officer and Chief Legal Officer Annual Bonus Plan (10)
10.10	Framework for the 2011 Annual Executive Long Term Incentive Plan (11)
10.11	Employment Agreement, dated January 27, 2011, between GSM and Alan Kestenbaum (11)
10.12	Employment Agreement, dated July 5, 2011, between GSM and Jeff Bradley (12)
10.13	Employment Agreement, dated November 30, 2011, between GSM and Malcolm Appelbaum (4)
10.14	Employment Agreement, dated June 20, 2008, between GSM and Stephen Lebowitz (1)
10.15	Amendment to Employment Agreement, dated October 27, 2010, between GSM and Stephen Lebowitz (8)
10.16	Executive Deferred Compensation Plan (4)
10.17	Director Deferred Compensation Plan (4)
21.1	Subsidiaries †
23.1	Consent of KPMG LLP †
31.1	Certification of Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ^
31.2	Certification of the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 ^
32.1	Certification of the Principal Executive Officers and Principal Financial Officer Pursuant to 18 U.S.C. 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 ^
95	Mine Safety Disclosure †
101	The following materials from our Annual Report on Form 10-K for the fiscal year ended June 30, 2012 formatted in eXtensible Business Reporting Language ("XBRL"): (i) the Condensed Consolidated Balance Sheets, (ii) the Condensed Consolidated Statements of Income, (iii) the Condensed Consolidated Statements of Changes in Stockholders' Equity, (iv) the Condensed Consolidated Statements of Cash Flows, and (v) notes to these consolidated financial statements. *

† Filed with the Form 10-K filed August 28, 2012

^ Filed with this Amendment No. 1

* In accordance with Rule 406T of Regulation S-T, the XBRL related documents in Exhibit 101 to this Annual Report on Form 10-K are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or Section 12 of the Securities Act of 1933, as amended; are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended; and otherwise are not subject to liability under those Sections.

1 Incorporated by reference to the exhibit with the same designation filed with the Company's registration statement on Form S-1 (Registration No. 333-152513) filed on July 25, 2008.

2 Incorporated by reference to the exhibit with the same designation filed with Amendment No. 1 to the Company's registration statement on Form S-1 (Registration No. 333-152513) filed on November 4, 2008.

3 Incorporated by reference to exhibit to the Company's Form 8-K filed on April 5, 2011.

4 Incorporated by reference to exhibit to the Company's Form 10-Q filed on February 8, 2012.

5 Incorporated by reference to exhibit to the Company's Form 8-K filed on June 6, 2012.

6 Incorporated by reference to exhibit to the Company's Form 8-K filed on April 1, 2010.

7 Incorporated by reference to exhibit to the Company's Form 8-K filed on June 3, 2011.

8 Incorporated by reference to exhibit to the Company's Form 10-Q filed on February 11, 2011.

9 Incorporated by reference to exhibit to the Company's Form 10-K filed on September 28, 2010.

10 Incorporated by reference to exhibit to the Company's Form 10-Q filed on November 12, 2010.

11 Incorporated by reference to exhibit to the Company's Form 10-Q filed on May 12, 2011.

12 Incorporated by reference to exhibit to the Company's Form 10-K filed on August 26, 2011.

13 Incorporated by reference to exhibit to the Company's Form 8-K filed on August 2, 2011.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized.

Globe Specialty Metals, Inc. (Registrant)

By: /s/ Malcolm Appelbaum
Malcolm Appelbaum
Chief Financial Officer

August 30, 2012

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

GLOBE SPECIALTY METALS, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Globe Specialty Metals, Inc.:

We have audited the accompanying consolidated balance sheets of Globe Specialty Metals, Inc. and subsidiary companies (the Company) as of June 30, 2012 and 2011, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Globe Specialty Metals, Inc. and subsidiary companies as of June 30, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Globe Specialty Metals, Inc. and subsidiary companies' internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 27, 2012 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

New York, New York
August 27, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Globe Specialty Metals, Inc.:

We have audited Globe Specialty Metals, Inc. and subsidiary companies (the Company) internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Globe Specialty Metals, Inc. and subsidiary companies' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting under Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company acquired Quebec Silicon Limited Partnership (Quebec Silicon) on June 13, 2012, and management excluded Quebec Silicon's internal control over financial reporting from its assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2012. The acquisition of Quebec Silicon contributed less than 1 percent of the Company's total revenue for the year ended June 30, 2012 and accounted for approximately 15 percent of the Company's total assets as of June 30, 2012. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of Quebec Silicon.

In our opinion, Globe Specialty Metals, Inc. and subsidiary companies maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Globe Specialty Metals, Inc. and subsidiary companies as of June 30, 2012 and 2011, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2012, and our report dated August 27, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

New York, New York

August 27, 2012

GLOBE SPECIALTY METALS, INC. AND SUBSIDIARY COMPANIES

Consolidated Balance Sheets
June 30, 2012 and 2011
(In thousands, except share and per share amounts)

	2012	2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 178,010	166,208
Accounts receivable, net of allowance for doubtful accounts of $955 and $715 at June 30, 2012 and 2011, respectively	85,258	60,871
Inventories	119,441	109,292
Prepaid expenses and other current assets	27,915	27,876
Total current assets	410,624	364,247
Property, plant, and equipment, net of accumulated depreciation, depletion and amortization	432,761	229,977
Goodwill	56,740	53,503
Other intangible assets	477	477
Investments in unconsolidated affiliates	9,217	8,640
Deferred tax assets	200	217
Other assets	26,728	21,208
Total assets	$ 936,747	678,269
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 52,005	39,947
Short-term debt	317	1,094
Revolving credit agreements	9,000	12,000
Accrued expenses and other current liabilities	40,602	34,475
Total current liabilities	101,924	87,516
Long-term liabilities:		
Revolving credit agreements	131,386	34,989
Deferred tax liabilities	28,835	23,264
Other long-term liabilities	70,803	17,224
Total liabilities	332,948	162,993
Commitments and contingencies (note 15)		
Stockholders' equity:		
Common stock, $0.0001 par value. Authorized, 150,000,000 shares; issued, 75,331,310 and 75,289,614 shares at June 30, 2012 and 2011, respectively	8	8
Additional paid-in capital	405,675	399,900
Retained earnings	119,863	80,300
Accumulated other comprehensive income (loss):		
Foreign currency translation adjustment	1,256	937
Pension liability adjustment, net of tax	(8,058)	(3,933)
Unrealized gain on available for sale securities, net of tax	(38)	1
Total accumulated other comprehensive loss	(6,840)	(2,995)
Treasury stock at cost, 282,437 shares at June 30, 2012 and 2011	(4)	(4)
Total Globe Specialty Metals, Inc. stockholders' equity	518,702	477,209
Noncontrolling interest	85,097	38,067
Total stockholders' equity	603,799	515,276
Total liabilities and stockholders' equity	$ 936,747	678,269

See accompanying notes to consolidated financial statements.

GLOBE SPECIALTY METALS, INC. AND SUBSIDIARY COMPANIES

Consolidated Statements of Income
Years ended June 30, 2012, 2011, and 2010
(In thousands, except per share amounts)

		2012	2011	2010
Net sales	$	705,544	641,863	472,658
Cost of goods sold		552,873	488,018	390,093
Selling, general, and administrative expenses		61,623	54,739	47,875
Research and development		127	87	200
Business interruption insurance recovery		(450)	—	—
Restructuring charges			—	(81)
(Gain) loss on sale of business		(54)	4,249	(19,715)
Operating income		91,425	94,770	54,286
Other income (expense):				
Interest income		243	214	318
Interest expense, net of capitalized interest		(7,610)	(3,198)	(4,372)
Foreign exchange gain (loss)		1,191	(390)	3,811
Other income		1,387	1,318	764
Income before provision for income taxes		86,636	92,714	54,807
Provision for income taxes		28,760	35,988	20,539
Net income		57,876	56,726	34,268
Income attributable to noncontrolling interest, net of tax		(3,306)	(3,918)	(167)
Net income attributable to Globe Specialty Metals, Inc.	$	54,570	52,808	34,101
Weighted average shares outstanding:				
Basic		75,039	74,925	73,512
Diluted		76,624	76,624	74,770
Earnings per common share:				
Basic	$	0.73	0.70	0.46
Diluted		0.71	0.69	0.46
Cash dividends declared per common share		0.20	0.15	—

See accompanying notes to consolidated financial statements.

GLOBE SPECIALTY METALS, INC. AND SUBSIDIARY COMPANIES

Consolidated Statements of Changes in Stockholders' Equity
Years ended June 30, 2012, 2011, and 2010
(In thousands)

	Globe Specialty Metals, Inc. Stockholders' Equity								
	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock at Cost	Noncontrolling Interest	Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount							
Balance at June 30, 2009	66,944	$ 7	303,364	4,660	(3,644)	(4)	6,969	(48,525)	311,352
Warrants exercised	257		1,287						1,287
UPOs exercised	1,519	—	210	—	—	—	—		210
Share-based compensation	3		5,712	—	—				5,712
Stock option exercises	99	—	616	—	—	—	—		616
Stock issuance	5,600	—	34,768	—	—				34,768
Sale of noncontrolling interest	—	—	44,397	—	—	—	27,012		71,409
Realized gain on available-for-sale securities	—	—	—	—	(10)				(10)
Comprehensive income (loss):									
Foreign currency translation adjustment	—	—	—	—	64	—	1	65	65
Pension liability adjustment (net of income tax benefit of $551)	—	—	—	—	(851)	—	—	(851)	(851)
Unrealized gain on available-for-sale securities (net of provision for income taxes of $1)		—	—	—	3	—	—	3	3
Net income	—	—	—	34,101	—	—	167	34,268	34,268
Total comprehensive income								33,485	33,485
Balance at June 30, 2010	74,422	7	390,354	38,761	(4,438)	(4)	34,149		458,829
Share-based compensation	4		4,332	—		—	—		4,332
Stock option exercises	864	1	5,214	—	—	—	—		5,215
Cash dividend declared	—			(11,269)		—			(11,269)
Comprehensive income:									
Foreign currency translation adjustment	—			—	795	—	—	795	795
Pension liability adjustment (net of income tax benefit of $419)	—	—	—	—	647	—	—	647	647
Unrealized gain on available-for-sale securities (net of provision for income taxes of $0)		—		—	1			1	1
Net income	—	—	—	52,808	—	—	3,918	56,726	56,726
Total comprehensive income								58,169	58,169
Balance at June 30, 2011	75,290	8	399,900	80,300	(2,995)	(4)	38,067		515,276
Share-based compensation	4	—	2,482	—	—				2,482
Stock option exercises	38	—	195	—	—	—	—		195
Sale of noncontrolling interest	—		210	—	—	—	—		210
Cash dividend declared	—	—	—	(15,007)	—	—	—		(15,007)
Solsil shares purchased	—		2,888			—	(3,038)		(150)
Acquisition of Quebec Silicon	—	—	—	—	—	—	46,762		46,762
Comprehensive income (loss):									
Foreign currency translation adjustment	—	—	—	—	319	—	—	319	319
Pension liability adjustment (net of income tax benefit of $2,528)	—				(4,125)	—		(4,125)	(4,125)
Unrealized loss on available-for-sale securities (net of provision for income taxes of $13)	—	—	—	—	(39)	—	—	(39)	(39)
Net income	—	—		54,570		—	3,306	57,876	57,876
Total comprehensive income								54,031	54,031
Balance at June 30, 2012	75,332	$ 8	405,675	119,863	(6,840)	(4)	85,097		603,799

See accompanying notes to consolidated financial statements.

GLOBE SPECIALTY METALS, INC. AND SUBSIDIARY COMPANIES

Consolidated Statements of Cash Flows
Years ended June 30, 2012, 2011, and 2010
(In thousands)

		2012	2011	2010
Cash flows from operating activities:				
Net income	$	57,876	56,726	34,268
Adjustments to reconcile net income to net cash provided by (used in) operating activities:				
Depreciation and amortization		34,000	25,055	20,672
Depletion		848	—	—
Share-based compensation		2,482	4,332	5,712
(Gain) loss on sale of business		(54)	4,249	(19,715)
Amortization of deferred financing fees		2,180	195	271
Deferred taxes		9,312	13,538	(8,123)
Accretion		230	—	
Changes in operating assets and liabilities:				
Accounts receivable, net		2,608	(4,664)	(29,029)
Inventories		10,729	(25,355)	(16,326)
Prepaid expenses and other current assets		(4,505)	(1,649)	6,984
Accounts payable		(5,047)	(7,833)	28,290
Accrued expenses and other current liabilities		2,038	(6,179)	(13,438)
Other		(8,790)	2,773	(28,821)
Net cash provided by (used in) operating activities		103,907	61,188	(19,255)
Cash flows from investing activities:				
Capital expenditures		(41,836)	(35,039)	(22,901)
Acquisition of businesses, net of cash acquired of $4,090, $0, and $1,873 during the years ended June 30, 2012, 2011, and 2010, respectively		(109,717)	—	(53,084)
Sale of businesses, net of cash disposed of $0, $0, and $17,132 during the years ended June 30, 2012, 2011, and 2010, respectively			2,500	60,559
Working capital adjustments from acquisition of businesses, net		—	(2,038)	—
Other investing activities		(152)	(16,935)	(733)
Net cash used in investing activities		(151,705)	(51,512)	(16,159)
Cash flows from financing activities:				
Borrowings of long-term debt		50,000	—	—
Payments of long-term debt		(50,000)	(17,012)	(21,917)
Borrowings of short-term debt		1,048	4,999	11,896
Payments of short-term debt		(1,825)	(11,972)	(10,518)
Borrowings under revolving credit agreements		136,408	35,989	22,000
Payments under revolving credit agreements		(54,462)	(5,000)	(6,000)
Debt issuance costs		(5,199)	(869)	—
Dividend payment		(15,007)	(11,269)	
Proceeds from stock option exercises		195	5,215	616
Proceeds from warrants exercised		—	—	1,287
Proceeds from UPOs exercised		—	—	210
Sale of noncontrolling interest		—		97,917
Sale of common stock		—	—	36,456
Other financing activities		(1,296)	—	(1,387)
Net cash provided by financing activities		59,862	81	130,560
Effect of exchange rate changes on cash and cash equivalents		(262)	(578)	7
Net increase in cash and cash equivalents		11,802	9,179	95,153
Cash and cash equivalents at beginning of year		166,208	157,029	61,876
Cash and cash equivalents at end of year	$	178,010	166,208	157,029
Supplemental disclosures of cash flow information:				
Cash paid for interest, net of capitalized interest	$	4,475	2,533	2,494
Cash paid for income taxes, net of refunds totaling $3,194, $586, and $2,729 during the years ended June 30, 2012, 2011, and 2010, respectively		22,023	19,819	51,709

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements
June 30, 2012, 2011, and 2010
(Dollars in thousands, except per share data)

(1) Organization and Business Operations

Globe Specialty Metals, Inc. and subsidiary companies (GSM, the Company, we, or our) is among the world's largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company's customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers.

On November 13, 2006, the Company acquired Globe Metallurgical, Inc. (GMI), a manufacturer of silicon metal and silicon-based alloys. GMI owns and operates plants in Beverly, Ohio, Alloy, West Virginia, Niagara Falls, New York, and Selma, Alabama. GMI's products are sold primarily to the silicone chemical, aluminum, metal casting, and solar cell industries, primarily in the United States, Canada, and Mexico. GMI also owns 50% of Norchem, Inc. (Norchem). Norchem manufactures and sells additives that enhance the durability of concrete, refractory material, and oil well conditioners. GMI sells silica fume (also known as microsilica), a by-product of its ferrosilicon metal and silicon metal production process, to Norchem, as well as other companies.

On November 20, 2006, the Company acquired Stein Ferroaleaciones S.A. (SFA), an Argentine manufacturer of silicon-based alloys, and SFA's affiliate, UltraCore Polska Sp.z.o.o. (UCP). a Polish manufacturer of cored wire alloys. SFA has been renamed Globe Metales S.A. (Globe Metales). Globe Metales is headquartered in Buenos Aires, Argentina, and operates a silicon-based alloy manufacturing plant in Mendoza province, Argentina and cored wire packing plants in San Luis province, Argentina and Police, Poland. Globe Metales' products are important ingredients in the manufacturing of steel, ductile iron, machine and auto parts, and pipe.

On January 31, 2007, the Company acquired Camargo Correa Metais S.A. (CCM), one of Brazil's largest producers of silicon metal and silica fume. CCM was renamed Globe Metais Indústria e Comércio S.A. (Globe Metais). On November 5, 2009, the Company sold 100% of its interest in Globe Metais. The sale of the Company's equity interest in Globe Metais was executed in connection with the sale of a 49% membership interest in WVA Manufacturing, LLC (WVA LLC), a newly formed entity by the Company, to Dow Corning Corporation (Dow Corning).

On February 29, 2008, the Company completed the acquisition of approximately 81% of Solsil, Inc. (Solsil). Solsil is continuing to develop its technology to produce upgraded metallurgical grade silicon through a proprietary metallurgical process for use in photovoltaic (solar) cells. Solsil remains focused on research and development and is not presently producing material for commercial sale. On December 6, 2011, the Company purchased all the shares held by one of Solsil's minority partners. Additionally, Solsil issued and sold new shares to the Company. Subsequent to these stock purchase transactions the Company owns 97.25% of Solsil.

On May 15, 2008, the Company purchased an ownership interest of approximately 58% of Ningxia Yonvey Coal Industrial Co., Ltd (Yonvey). Yonvey is a producer of carbon electrodes, an important input in the silicon metal production process. Yonvey now principally supplies its electrodes to our subsidiaries. Yonvey's operations are located in Chonggang Industrial Park, Shizuishan in the Ningxia Hui Autonomous Region of China. On November 28, 2008, the Company increased its interest by an additional 12%.

On April 1, 2010, the Company acquired Core Metals Group Holdings LLC (Core Metals). Core Metals is a leading producer, marketer, and distributor of ferroalloys and specialty materials for the North American steel and foundry industry. The acquisition was made to strengthen our growing ferrosilicon business and expand the line of products and services we offer to steel markets around the world.

On July 28, 2011, the Company acquired Alden Resources, LLC (Alden) and Gatliff Services, LLC (Gatliff), collectively known as Alden. Alden is North America's leading miner, processor and supplier of specialty metallurgical coal to the silicon and silicon-based alloy industries. The acquisition was made in order to secure a stable, long-term and low-cost supply of specialty metallurgical coal, a key ingredient in the production of silicon metal and silicon-based alloys.

On June 13, 2012, the Company acquired Becancour Silicon Metal Inc.'s ("BSI") 51% equity interest in Quebec Silicon Limited Partnership ("QSLP"), collectively known as Quebec Silicon. The Company will operate Quebec Silicon's silicon metal plant located in Becancour, Quebec with its joint venture partner Dow Corning.

See note 3 (Business Combinations, Investments, and Divestitures) for additional information regarding business combinations, investments, and divestitures.

(2) Summary of Significant Accounting Policies

a. Basis of Presentation and Principles of Consolidation

The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). When the Company does not have a controlling interest in an entity, but exerts significant influence over the entity, the Company applies the equity method of accounting. For investments in which the Company does not have significant influence, the cost method of accounting is used.

The Company also evaluates the consolidation of entities under Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 810, *Consolidation* (ASC 810). ASC 810 requires management to evaluate whether an entity or interest is a variable interest entity and whether the Company is the primary beneficiary. Consolidation is required if both of these criteria are met. The Company does not have any variable interest entities requiring consolidation.

All intercompany balances and transactions have been eliminated in consolidation.

b. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and related notes. Significant estimates and assumptions in these consolidated financial statements include the valuation of inventories; the depreciable lives for property, plant, and equipment; estimates of fair value associated with accounting for business combinations; goodwill and long-lived asset impairment tests; income taxes and deferred tax valuation allowances; valuation of derivative instruments; the determination of the discount rate and the rate of return on plan assets for pension expense (benefit); and the determination of the fair value of share-based compensation, involving assumptions about forfeiture rates, stock volatility, discount rates, expected dividend yield, and expected time to exercise. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be different from these estimates.

c. Revenue Recognition

Revenue is recognized in accordance with ASC Topic 605, *Revenue Recognition* (ASC 605), when a firm sales agreement is in place, delivery has occurred and title and risks of ownership have passed to the customer, the sales price is fixed or determinable, and collectability is reasonably assured. Shipping and other transportation costs charged to buyers are recorded in both net sales and cost of goods sold. Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from net sales. When the Company provides a combination of products and services to customers, the arrangement is evaluated under ASC Subtopic 605-25, *Revenue Recognition — Multiple Element Arrangements* (ASC 605.25). ASC 605.25 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue-generating activities. If the Company cannot objectively determine the fair value of any undelivered elements under an arrangement, the Company defers revenue until all elements are delivered and services have been performed, or until fair value can objectively be determined for any remaining undelivered elements.

d. Foreign Currency Translation

The determination of the functional currency for the Company's foreign subsidiaries is made based on appropriate economic factors, including the currency in which the subsidiary sells its products, the market in which the subsidiary operates, and the currency in which the subsidiary's financing is denominated. Based on these factors, management has determined that the U.S. dollar is the functional currency for Globe Metales. The U.S. dollar was also the functional currency for Globe Metais prior to its divestiture. The functional currency for Yonvey is the Chinese renminbi. Yonvey's assets and liabilities are translated using current exchange rates in effect at the balance sheet date and for income and expense accounts using average exchange rates. The functional currency for Quebec Silicon is the Canadian dollar. Quebec Silicon's assets and liabilities are translated using current exchange rates in effect at the balance sheet date and for income and expense accounts using average exchange rates. Resulting translation adjustments are reported as a separate component of stockholders' equity. Translation gains and losses are recognized on transactions in currencies other than the subsidiary's functional currency and included in the consolidated statement of income for the period in which the exchange rates changed.

e. Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments that are readily convertible into cash. Securities with contractual maturities of three months or less, when purchased, are cash equivalents. The carrying amount of these securities approximates fair value because of the short-term maturity of these instruments.

Refer to note 3 (Business Combinations, Investments, and Divestitures) and note 16 (Stockholders' Equity) for supplemental disclosures of noncash investing and financing activities.

f. Inventories

Inventories are valued at the lower of cost or market value, which does not exceed net realizable value. Cost of inventories is determined either by the first-in, first-out method or by the average cost method. When circumstances indicate a potential recoverability issue, tests are performed to assess the market value, and as necessary, an inventory write-down is recorded for obsolete, slow moving, or defective inventory. Management estimates market and net realizable value based on current and expected future selling prices for our inventories, as well as the expected utilization of parts and supplies in our manufacturing process.

g. Property, Plant, and Equipment

Property, plant, and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of assets. The estimated useful lives of property, plant, and equipment are as follows:

	Range of Useful Lives
Asset type:	
Land improvements and land use rights	20 to 36 years
Buildings	35 to 40 years
Manufacturing equipment	5 to 25 years
Furnaces	10 to 20 years
Other	2 to 5 years

Costs that do not extend the life of an asset, materially add to its value, or adapt the asset to a new or different use are considered repair and maintenance costs and expensed as incurred.

Cost for mineral properties and mine development costs, which are incurred to expand capacity of operating mines or to develop new mines, are capitalized and charged to operations based on the units-of production method over the estimated proven and probable reserve tons and based on the average useful life of the mine, respectively. Mine development costs include costs incurred for site preparation and development of the mines during the development stage.

h. Business Combinations

When the Company acquires a business, the purchase price is allocated based on the fair value of tangible assets and identifiable intangible assets acquired, and liabilities assumed. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Goodwill as of the acquisition date is measured as the residual of the excess of the consideration transferred, plus the fair value of any noncontrolling interest in the acquiree at the acquisition date, over the fair value of the identifiable net assets acquired. If the fair value of the net assets acquired exceeds the purchase price, the resulting bargain purchase is recognized as a gain in the statement of income. Prior to the adoption of ASC Subtopic 805-10, *Business Combinations* (ASC 805-10), the resulting negative goodwill was allocated as a pro rata reduction of the values of acquired nonmonetary assets. The Company generally engages independent, third-party appraisal firms to assist in determining the fair value of assets acquired and liabilities assumed. Such a valuation requires management to make significant estimates, especially with respect to intangible assets. These estimates are based on historical experience and information obtained from the management of the acquired companies. These estimates are inherently uncertain. For all acquisitions, operating results are included in the consolidated statement of income from the date of acquisition.

i. Goodwill and Other Intangible Assets

Goodwill as of the acquisition date is measured as the residual of the excess of the consideration transferred, plus the fair value of any noncontrolling interest in the acquiree at the acquisition date, over the fair value of the identifiable net assets acquired. In accordance with ASC Topic 350, *Intangibles — Goodwill and Other* (ASC 350), goodwill is tested for impairment annually at the end of the third quarter, and will be tested for impairment between annual tests if an event occurs or circumstances change that more likely than not would indicate the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are at the reportable segment level, or one level below the reportable segment level for our GMI and Other reportable segments, and are aligned with our management reporting structure. Goodwill relates and is assigned directly to a specific reporting unit.

Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds the implied fair value of goodwill of the reporting unit. Refer to note 3 (Business Combinations, Investments, and Divestitures) and note 7 (Goodwill and Other Intangibles) for additional information.

Trade names have indefinite lives and are not amortized but rather tested annually for impairment and written down to fair value as required.

j. Impairment of Long-Lived Assets

In accordance with ASC Topic 360, *Property, Plant, and Equipment* (ASC 360), the Company reviews the recoverability of its long-lived assets, such as plant and equipment and definite-lived intangible assets, when events or changes in circumstances occur that indicate that the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on the Company's ability to recover the carrying value of the asset or asset group from the expected future undiscounted pretax cash flows of the related operations. The Company assesses the recoverability of the carrying value of long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. If these cash flows are less than the carrying value of such asset or asset group, an impairment loss is measured based on the difference between estimated fair value and carrying value. Assets to be disposed are written down to the lower of carrying amount or fair value less costs to sell, and depreciation ceases. Fair value is determined through various valuation techniques, including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

k. Share-Based Compensation

The Company recognizes share-based compensation expense based on the estimated grant date fair value of share-based awards using a Black-Scholes option pricing model. Prior to vesting, cumulative compensation cost equals the proportionate amount of the award earned to date. The Company has elected to treat each award as a single award and recognize compensation cost on a straight-line basis over the requisite service period of the entire award. If the terms of an award are modified in a manner that affects both the fair value and vesting of the award, the total amount of remaining unrecognized compensation cost (based on the grant-date fair value) and the incremental fair value of the modified award are recognized over the amended vesting period.

Refer to note 18 (Share-Based Compensation) for further information on the Company's accounting for share-based compensation.

l. Restructuring Charges

Restructuring activities are programs planned and controlled by management that materially change either the scope of the business undertaken by the Company or the manner in which business is conducted. Restructuring activities include, but are not limited to, one-time termination benefits provided to current employees that are involuntarily terminated, costs to terminate a contract that is not a capital lease, and costs to consolidate facilities and relocate employees. Restructuring charges are recognized in accordance with ASC Topic 420, *Exit or Disposal Cost Obligations* (ASC 420), which requires a liability for a cost associated with an exit or disposal activity to be recognized at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time. In periods subsequent to initial measurement, changes to a restructuring liability are measured using the credit-adjusted risk-free rate that was used to measure the liability initially.

m. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

The Company has adopted the amendment to ASC Subtopic 740-10, *Income Taxes* (ASC 740-10), which provides a comprehensive model for the recognition, measurement, and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under ASC 740-10, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. The Company has elected to recognize interest expense and penalties related to uncertain tax positions as a component of its provision for income taxes.

n. Financial Instruments

The Company accounts for derivatives and hedging activities in accordance with ASC Topic 815, *Derivatives and Hedging* (ASC 815). ASC 815 requires that all derivative instruments be recorded on the balance sheet at their respective fair values. The Company's derivative instruments consist of an interest rate cap and interest rate swaps employed to manage interest rate exposures on long-term debt discussed in note 9 (Debt) and a power hedge and foreign exchange forward contracts to manage commodity price and foreign currency exchange exposures discussed in note 12 (Derivative Instruments).

o. Accounting Pronouncements to be Implemented

In June 2011, the FASB issued Accounting Standards Update No. 2011-05, *Comprehensive Income (Topic 220): Presentation of Comprehensive Income (ASU 2011-05)*. The objective of this amendment is to increase the prominence of other comprehensive income in the financial statements. The amendments require entities to report components of net income and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, the amendments in ASU 2011-05 require an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statements where the components of net income and the components of other comprehensive income are presented. In December 2011, the FASB issued Accounting Standards Update No. 2011-12, which deferred the specific requirements related to the presentation of reclassification adjustments. This amendment is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. We expect the adoption of this ASU will affect financial statement presentation only.

In September 2011, FASB issued Accounting Standards Update No. 2011-08, *Testing Goodwill for Impairment* (ASU 2011-08), which amends the guidance in ASC 350-20. The amendments in ASU 2011-08 provide entities with the option of performing a qualitative assessment before performing the first step of the two-step impairment test. If entities determine, on the basis of qualitative factors, it is not more likely than not that the fair value of the reporting unit is less than the carrying amount, then performing the two-step impairment test would be unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of a reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of the impairment loss, if any. ASU 2011-08 also provides entities with the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the first step of the two-step impairment test. ASU 2011-08 is effective for interim and annual periods beginning after December 15, 2011 but early adoption is permitted. The Company does not expect material financial statement implications relating to the adoption of this ASU.

(3) Business Combinations, Investments, and Divestitures

Dow Corning Transactions:

On November 5, 2009, the Company sold 100% of its interest in Globe Metais pursuant to a purchase agreement entered into on that same date by and among the Company and Dow Corning. The cash received by the Company in connection with the disposition was approximately $65,600, which represents a purchase price of $75,000 less withholding taxes and certain expenses. Dow Corning assumed Globe Metais' cash balances totaling $16,555 and $14,000 of export prepayment financing. The final purchase price was subject to adjustment for changes in working capital as provided for in the purchase agreement, which did not result in a significant change in the final purchase price.

The sale of the Company's equity interest in Globe Metais was executed in connection with the sale of a 49% membership interest in WVA LLC, to Dow Corning, the execution of a long-term supply agreement, and an amendment to an existing supply agreement between Dow Corning and the Company to reduce the amount required to be sold in calendar year 2010 to 20,000 metric tons of silicon metal.

For accounting purposes, the Company allocated $75,000 of the total purchase price received from Dow Corning to the sale of the equity of Globe Metais and $100,000 to the sale of membership interests in WVA LLC. The allocation of total purchase price to the separate transactions was based on the relative fair values of Globe Metais and the membership interests in WVA LLC.

ASC 815.40 requires an entity to consolidate all subsidiaries over which it has a controlling financial interest and considers changes in the ownership interest while the entity retains its controlling financial interest in the subsidiary as equity transactions, resulting in no gain or loss recognition in the statement of income. As the Company retained a controlling financial interest in WVA LLC, no gain has been recognized in net income on the sale of the 49% membership interest. Rather, noncontrolling interest has been adjusted to reflect the change in our ownership interest in WVA LLC. The difference between the fair value of the consideration received, net of final purchase price adjustments, related transaction costs of $2,146, and provision for income taxes of $26,575, and the amount by which noncontrolling interest increased has been recognized as an increase in additional paid-in capital of $44,397.

Core Metals Group Holdings, LLC Transactions:

On April 1, 2010, the Company, pursuant to a Purchase and Sale Agreement dated as of March 26, 2010 (the Purchase Agreement), purchased from Ospraie Special Opportunities Master Alternative Holdings LLC, The Ospraie Fund L.P., Ospraie Holdings, Inc., and the individuals named in the Purchase Agreement, all of the ownership interests in Core Metals, a Delaware limited liability company, for approximately $52,000 in cash, including $15,329 borrowed under the Company's senior revolving credit facility. The Company engaged a third-party appraisal firm to assist in the process of determining the estimated fair value of certain assets acquired. The Company finalized the purchase price allocation for the Core Metals acquisition during the quarter ended March 31, 2011. Goodwill totaling $1,274 has been recorded and assigned to the GMI operating segment.

On April 7, 2010, the Company sold Masterloy for $3,000 in cash. Masterloy was acquired in connection with the Company's acquisition of Core Metals. Masterloy is a producer of ferrovanadium and ferromolybdenum, an ancillary business the Company does not consider critical to its fundamental business strategy.

In December 2010, the Company completed the divestiture of its 49% ownership interest in Fluorita de Mexico, S.A. de C.V. (FDM) for $2,500. The Company acquired its ownership interest in FDM in connection with the acquisition of Core Metals. FDM operates a fluorite ore mine and fluorspar processing plant located in Mexico, an ancillary business the Company does not consider critical to its fundamental business strategy. There was no gain or loss associated with the sale of the 49% ownership interest in FDM as the sales price was equal to the recorded book value of this investment.

Nigerian Mining Licenses:

In March 2011, the Company made irrevocable advances totaling approximately $17,000 to acquire through transfer exploration mining licenses in Nigeria to mine for manganese ore, a raw material used in the production of certain silicon and manganese based alloys. The transfer process was subject to regulatory approvals, which approvals have been received. The transfer of the licenses is complete and the Company may now begin to execute its operational plans.

Alden Resources, LLC:

On July 28, 2011, the Company, pursuant to three Membership Interest Purchase Agreements dated as of May 27, 2011 (the Purchase Agreements), purchased from NGPC Asset Holdings II, LP, NGP Capital Resources Company, and all other parties named in the Purchase Agreements 100% of the membership interest of Alden Resources, LLC (Alden) and Gatliff Services, LLC (Gatliff), as well as certain royalty interests held by NGP Capital Resources Company, for $73,200 plus an additional $6,800 that could be payable to NGP Capital Resources Company pursuant to an earn-out payment upon the achievement of certain financial results and operational metrics. The Company financed the acquisition with $55,000 of bank debt and $18,200 of cash. Alden is North America's leading miner, processor and supplier of specialty metallurgical coal to the silicon and silicon-based alloy industries. The acquisition was made in order to secure a stable, long-term and low-cost supply of specialty metallurgical coal, a key ingredient in the production of silicon metal and silicon-based alloys. The Company finalized the purchase price allocation as of June 30, 2012. The results of the businesses acquired are included in the GMI operating segment.

Quebec Silicon:

On June 13, 2012, the Company closed its acquisition of Becancour Silicon Metal Inc.'s ("BSI") 51% equity interest in Quebec Silicon Limited Partnership ("QSLP") and other working capital assets, collectively known as Quebec Silicon. The acquisition was financed using $31,800 from the Company's new $300,000 revolving credit facility discussed in note 9 (Debt) and $8,803 cash. The Company will operate Quebec Silicon's silicon metal plant and will purchase approximately 51% of its finished goods output at a price approximately equal to the fully loaded cost of production and sell the material to third party customers. Dow Corning has the right to purchase the other 49% of the plant's output at a price approximately equal to the fully loaded cost of production. This arrangement is similar to the Company's existing joint venture with Dow Corning at its Alloy, West Virginia plant. The Company has engaged a third-party appraisal firm to assist in the process of determining the estimated fair value of certain assets acquired. Based on the preliminary purchase price allocation, goodwill totaling $3,062 has been recorded in connection with the Quebec Silicon acquisition and assigned to the GMI operating segment.

(4) Inventories

Inventories comprise the following at June 30:

	2012	2011
Finished goods	$ 41,550	29,570
Work in process	403	2,078
Raw materials	62,957	67,213
Parts and supplies	14,531	10,431
Total	$ 119,441	109,292

At June 30, 2012, $112,418 in inventory is valued using the first-in, first-out method and $7,023 using the average cost method. At June 30, 2011, $102,478 in inventory is valued using the first-in, first-out method and $6,814 using the average cost method.

(5) Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets comprise the following at June 30:

	2012	2011
Deferred taxes	$ 4,681	5,766
Income tax receivables	6,450	3,777
Value added and other non-income tax receivables	4,370	3,391
Restricted cash	-	4,404
Other	12,414	10,538
Total	$ 27,915	27,876

(6) Property, Plant, and Equipment

Property, plant, and equipment, net is comprised of the following at June 30:

	2012	2011
Land, land improvements, and land use rights	$ 10,831	6,907
Building and improvements	76,395	43,076
Machinery and equipment	175,305	93,891
Furnaces	193,055	136,177
Mineral reserves	55,843	—
Mine development	4,058	
Other	4,852	3,993
Construction in progress	23,616	23,743
Property, plant, and equipment, gross	543,955	307,787
Less accumulated depreciation, depletion and amortization	(111,194)	(77,810)
Property, plant, and equipment, net	$ 432,761	229,977

Depreciation, depletion and amortization expense for the year ended June 30, 2012 was $34,848, of which $34,083 is recorded in cost of goods sold and $765 is recorded in selling, general, and administrative expenses, respectively. Depreciation, depletion and amortization expense for the year ended June 30, 2011 was $25,055, of which $24,330 is recorded in cost of goods sold and $725 is recorded in selling, general, and administrative expenses, respectively. Depreciation, depletion and amortization expense for the year ended June 30, 2010 was $20,362, of which $19,912 is recorded in cost of goods sold and $450 is recorded in selling, general, and administrative expenses, respectively.

Capitalized interest for the years ended June 30, 2012, 2011, and 2010 was $24, $52, and $376, respectively.

(7) Goodwill and Other Intangibles

Goodwill and other intangibles presented below have been allocated to the Company's operating segments.

a. Goodwill.

Changes in the carrying amount of goodwill, by reportable segment, during the years ended June 30 are as follows:

	GMI	Globe Metales	Solsil	Other	Total
Balance at June 30, 2010					
Goodwill	$ 30,405	14,313	57,656	7,307	109,681
Accumulated impairment loss	—	—	(57,656)	—	(57,656)
	30,405	14,313	—	7,307	52,025
Core Metals purchase price allocation adjustments	1,124	—	—	—	1,124
Foreign exchange rate changes	—	—	—	354	354
Balance at June 30, 2011					
Goodwill	31,529	14,313	57,656	7,661	111,159
Accumulated impairment loss	—	—	(57,656)	—	(57,656)
	31,529	14,313	—	7,661	53,503
Quebec Silicon acquisition	3,063	—	—	—	3,063
Foreign exchange rate changes	(1)	—	—	175	174
Balance at June 30, 2012					
Goodwill	34,591	14,313	57,656	7,836	114,396
Accumulated impairment loss	—	—	(57,656)	—	(57,656)
	$ 34,591	14,313	—	7,836	56,740

b. Other Intangible Assets

There were no changes in the value of the Company's indefinite lived intangible assets during the years ended June 30, 2012 or 2011. The trade name balance is $477 at June 30, 2012 and 2011.

Amortization expense of purchased intangible assets for the years ended June 30, 2012, 2011 and 2010 was $0, $0 and $310, respectively, which is recorded in cost of goods sold. The carrying amount of definite lived intangible assets at both June 30, 2012 and June 30, 2011 is $0.

(8) Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates comprise the following:

	Ownership Interest	Balance at June 30, 2012	Balance at June 30, 2011
Equity method investment:			
Norchem	50.00%	$ 3,244	2,667
Other cost investments:			
Inversora Nihuiles S.A.(a)	9.75%	3,067	3,067
Inversora Diamante S.A.(b)	8.40%	2,906	2,906
Total		$ 9,217	8,640

(a) This entity owns a 51% interest in Hidroelectrica Los Nihuiles S.A., which is a hydroelectric company in Argentina.
(b) This entity owns a 59% interest in Hidroelectrica Diamante S.A., which is a hydroelectric company in Argentina.

Equity income from our Norchem investment was $577, $455, and $257, respectively, for the years ended June 30, 2012, 2011, and 2010, which is included in other income.

(9) Debt

a. Short-Term Debt

Short-term debt comprises the following:

		Outstanding Balance	Weighted Average Interest Rate		Unused Credit Line
June 30, 2012:					
Type debt:					
Export financing	$	—	—	$	9,269
Other		317	5.00%		—
Total	$	317		$	9,269
June 30, 2011:					
Type debt:					
Export financing	$	731	2.75%	$	8,310
Other		363	8.00%		
Total	$	1,094		$	8,310

Export Financing Agreements — The Company's Argentine subsidiary maintains various short-term export financing agreements. Generally, these arrangements are for periods ranging between seven and eleven months, and require the Company to pledge as collateral certain export accounts receivable.

b. Revolving Credit Agreements

A summary of the Company's revolving credit agreements at June 30, 2012 is as follows:

		Outstanding Balance	Weighted Average Interest Rate		Unused Commitment	Total Commitment
Revolving multi-currency credit facility	$	128,163	2.00%	$	171,837	300,000
Revolving credit facility		9,000	2.39%		11,000	20,000
Revolving credit agreement		3,223	5.00%		11,417	14,640

On May 31, 2012 the Company entered into a credit agreement which provides for a $300,000 five-year revolving multi-currency credit facility which includes provisions for the issuance of standby letters of credit, a $10,000 sublimit for swingline loans and a $25,000 sublimit letter of credit facility. The credit facility refinanced existing debt and closing costs of $96,550 and financed the acquisition of Quebec Silicon of $31,800. The credit facility currently provides an additional $171,800 of borrowing capacity. At the Company's election, the credit facility may be increased from time to time by an amount up to $125,000 in the aggregate; such increase may be in the form of term loans or increases in the revolving credit line. The agreement contains provisions for adding domestic and foreign subsidiaries of the Company as additional borrowers under the credit facility. The agreement terminates on May 31, 2017 and requires no scheduled prepayments before that date. The Company classifies borrowings under this credit facility as long-term liabilities.

Interest on borrowings under the credit agreement is payable, at the Company's election, at either (a) a base rate (the higher of (i) the U.S. federal funds rate plus 0.50% per annum, (ii) the Administrative Agent's prime rate or (iii) an adjusted London Interbank Offered Rate for loans with a one month interest period plus 1.00% per annum plus a margin ranging from 0.75% to 1.50% per annum (such margin determined by reference to the leverage ratio set forth in the credit agreement), or (b) the adjusted London Interbank Offered Rate plus a margin ranging from 1.75% to 2.50% per annum (such margin determined by reference to the leverage ratio set forth in the credit agreement). Certain commitment fees are also payable under the credit agreement. The credit agreement contains various covenants. They include, among others, a maximum total debt to earnings before income tax, depreciation and amortization ratio, a minimum interest coverage ratio and a maximum capital expenditures covenant. The credit facility is guaranteed by certain of the Company's domestic subsidiaries (the "Guarantors"). Borrowings under the credit agreement are collateralized by substantially all of the assets of the Company and the Guarantors, including certain real property, equipment, accounts receivable and inventory and the stock of certain of the Company's and the Guarantors' subsidiaries.

The Company was in compliance with the loan covenants at June 30, 2012, except as related to restrictions on capital expenditures. The Company received a waiver for the restriction limiting capital expenditures for the fiscal year ended June 30, 2012.

On October 1, 2010, the Company entered into a $15,000 revolving credit facility, and utilized proceeds from borrowings under the revolving credit facility to repay the Company's $5,880 short-term notes payable to Dow Corning. On March 5, 2012, the Company entered into an agreement to amend the Company's existing revolving credit facility. The amended agreement provides for a $20,000 revolving credit facility. Total borrowings under this revolving credit facility were $9,000 at June 30, 2012. Interest on advances under the revolving credit facility accrues at LIBOR plus an applicable margin percentage or, at the Company's option, prime plus an applicable margin percentage. The credit facility is subject to certain restrictive and financial covenants, which include limits on additional debt, a maximum ratio of debt to earnings before interest, taxes, depreciation and amortization and minimum net worth. The Company was in compliance with the loan covenants at June 30, 2012. The Company classifies borrowings under this revolving credit facility as current liabilities as the arrangement is payable in full upon the earlier of 10 business days following written demand by the lender or the agreement's expiration on June 30, 2013.

The Company's subsidiary, Quebec Silicon, entered into a revolving credit agreement dated October 1, 2010 and amended on November 23, 2011, which provides for up to $15,000 Canadian Dollars to fund Quebec Silicon's working capital requirements. Funding under the revolving credit agreement is available upon request at any time, up to the full amount of the unused credit commitment and subject to continued compliance. Interest on borrowings under the credit agreement is payable at a variable rate of Canadian prime plus 2.00% (5.00% at June 30, 2012), payable quarterly. The credit agreement expires on October 1, 2013, and may be terminated earlier, at the lender's discretion. All of Quebec Silicon's assets, properties and revenues have been pledge as security for Quebec Silicon's obligations under the revolving credit agreement. As of June 30, 2012, $3,223 ($3,304 Canadian Dollars) was outstanding under the facility.

On March 30, 2011, certain of the Company's domestic subsidiaries (the Borrowers) entered into an agreement to amend and restate the Company's existing senior credit facility and senior term loan. The amended and restated senior credit agreement provides for a $90,000 revolving credit facility, subject to a defined borrowing base, and matures on March 30, 2014. This facility includes a provision for the issuance of standby letters of credit and a $10,000 sublimit for swingline loans. The facility may be increased from time to time by an amount up to $10,000 in the aggregate at the Company's election, subject to approval by the existing or additional lenders. Interest on borrowings under the credit agreement is payable, at the Company's election, at either a base rate (the higher of the U.S. federal funds rate plus 0.50% per annum and the issuing bank's "prime rate") plus a margin of 1.50% per annum, or LIBOR plus a margin of 2.25% per annum. Certain commitment fees are also payable under the credit agreement. The facility is guaranteed by certain of the Borrowers' subsidiaries, and borrowings under the credit agreement are collateralized by the Borrowers' cash and cash equivalents, accounts receivable, and inventories, and the stock of their subsidiaries. Outstanding balances on this term loan were paid down and refinanced with the revolving multi-currency credit facility the Company entered into on May 31, 2012.

See note 12 (Derivative Instruments) for a discussion of derivative financial instruments entered into to reduce the Company's exposure to interest rate fluctuations on outstanding debt.

*c. **Long-Term Debt***

The Company's subsidiary, GBG Holdings, LLC, entered into a three-year term loan in an aggregate principal amount of $50,000 in July 2011. Interest on the term loan accrues at LIBOR plus an applicable margin percentage. Outstanding balances on this term loan were paid down and refinanced with the revolving multi-currency credit facility the Company entered into on May 31, 2012.

*d. **Fair Value of Debt***

The recorded carrying values of our debt balances approximate fair value given our debt is at variable rates tied to market indicators or is short-term in nature.

(10) Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities comprise the following at June 30:

	2012	2011
Accrued wages, bonuses, and benefits	$ 12,135	11,877
Acquired contract obligations	7,173	
Deferred revenue	4,909	—
Accrued income taxes	3,846	4,257
Current portion of capital lease obligations	2,544	—
Current portion of retained acquisition contingencies	1,479	10,931
Accrued insurance	1,297	758
Accrued property taxes	1,149	1,161
Accrued professional fees	524	1,093
Deferred taxes	49	36
Other	5,497	4,362
Total	$ 40,602	34,475

(11) Other Long-Term Liabilities

Other long-term liabilities comprise the following at June 30:

	2012	2011
Accrued pension and postretirement benefits liability	$ 34,076	7,716
Capital lease obligations	11,742	
Acquired contract obligations	10,949	—
Retained acquisition contingencies	4,931	5,791
Asset retirement obligations	3,424	—
Other	5,681	3,717
Total	$ 70,803	17,224

(12) Derivative Instruments

The Company enters into derivative instruments to hedge certain interest rate, currency, and commodity price risks. The Company does not engage in interest rate, currency, or commodity speculation, and no derivatives are held for trading purposes. All derivatives are accounted for using mark-to-market accounting. The Company believes it is not practical to designate its derivative instruments as hedging instruments as defined under ASC Subtopic 815-10, *Derivatives and Hedging* (ASC 815). Accordingly, the Company adjusts its derivative financial instruments to current market value through the consolidated statement of income based on the fair value of the agreement as of period-end. Although not designated as hedged items as defined under ASC 815, these derivative instruments serve to significantly offset the Company's interest rate, currency, and commodity risks. Gains or losses from these transactions offset gains or losses on the assets, liabilities, or transactions being hedged. No credit loss is anticipated as the counterparties to these agreements are major financial institutions that are highly rated.

Interest Rate Risk:

The Company is exposed to market risk from changes in interest rates on certain of its short-term and long-term debt obligations. The Company has historically utilized interest rate swaps and interest rate cap agreements to reduce our exposure to interest rate fluctuations. All interest rate derivatives were settled when the Company closed on the $300,000 revolving multi-currency credit facility discussed in note 9 (Debt).

Foreign Currency Risk:

The Company is exposed to market risk arising from changes in currency exchange rates as a result of its operations outside the United States, principally in Argentina, China and Canada. A portion of the Company's net sales generated from its non-U.S. operations is denominated in currencies other than the U.S. dollar. Most of the Company's operating costs for its non-U.S. operations are denominated in local currencies, principally the Argentine peso and the Chinese renminbi. Consequently, the translated U.S. dollar value of the Company's non-U.S. dollar net sales, and related accounts receivable balances, and our operating costs are subject to currency exchange rate fluctuations. Derivative instruments are not used extensively to manage this risk. At June 30, 2012, the Company had foreign exchange forward contracts covering approximately 7,500 Euro, expiring at dates ranging from September 2012 to November 2012, at an average exchange rate of 1.30 Canadian dollar to 1.00 Euro.

Commodity Price Risk:

The Company is exposed to price risk for certain raw materials and energy used in its production process. The raw materials and energy that the Company uses are largely commodities subject to price volatility caused by changes in global supply and demand and governmental controls. Derivative financial instruments are not used extensively to manage the Company's exposure to fluctuations in the cost of commodity products used in its operations. The Company attempts to reduce the impact of increases in its raw material and energy costs by negotiating long-term contracts and through the acquisition of companies or assets for the purpose of increasing its access to raw materials with favorable pricing terms.

In June 2010, the Company entered into a power hedge agreement on a 175,440 MWh notional amount of electricity, representing approximately 20% of the total power required by our Niagara Falls, New York plant. This hedge covers our expected needs not supplied by the facility's long-term power contract over the term of the hedge agreement. The notional amount decreases equally per month through the agreement's expiration on June 30, 2012. Under the power hedge agreement, the Company fixed the power rate at $39.60 per MWh over the life of the contract. In October 2010, the Company entered into a power hedge agreement on an 87,600 MWh notional amount of electricity, also for power required at our Niagara Falls, New York plant. The notional amount decreases equally per month from the agreement's July 1, 2012 effective date through its expiration on June 30, 2013. Under this power hedge agreement, the Company fixed the power rate at $39.95 per MWh over the life of the contract.

The effect of the Company's derivative instruments on the consolidated statements of income is summarized in the following table:

	(Loss) Gain Recognized During the Years Ended June 30			**Location of (Loss) Gain**
	2012	**2011**	**2010**	
Interest rate derivatives	$ (119)	(252)	(1,231)	Interest expense
Foreign exchange forward contracts	20	(190)	772	Foreign exchange gain (loss)
Power hedge	(1,272)	173	(243)	Cost of goods sold

The fair values of the Company's derivative instruments at June 30, 2012 are summarized in note 19 (Fair Value Measures). The liability associated with the Company's power hedge of $742 is included in other long-term liabilities, and the liability associated the Company's foreign exchange forward contracts of $20 is included in accrued expenses and other current liabilities. The company holds no interest rate derivatives at June 30, 2012.

(13) Benefit Plans

a. Defined Benefit Retirement Plans

The Company's subsidiary, GMI, sponsors three noncontributory defined benefit pension plans covering certain employees. These plans were frozen in 2003. The Company's subsidiary, Core Metals, sponsors a noncontributory defined benefit pension plan covering certain employees. This plan was closed to new participants in April 2009.

The Company's subsidiary, Quebec Silicon, sponsors a contributory defined benefit pension plan and postretirement benefit plan for certain employees, based on length of service and remuneration. Postretirement benefits consist of a group insurance plan covering plan members for life insurance, disability, hospital, medical, and dental benefits.

The Company's funding policy has been to contribute, as necessary, an amount in excess of the minimum requirements in order to achieve the Company's long-term funding targets. During the years ended June 30, 2012 and 2011, the Company made contributions of $2,482 and $1,080, respectively, to the pension plans.

The Company uses a June 30 measurement date for these defined benefit plans.

Benefit Obligations and Funded Status The following provides a reconciliation of the benefit obligations, plan assets, and funded status of the plans at June 30, 2012 and 2011:

	Pension Plans		Nonpension Postretirement Plan	
	2012	2011	2012	2011
Change in benefit obligations:				
Benefit obligations at beginning of year	$ 30,218	28,367	$ —	
Acquisition of business	23,827	—	11,906	—
Interest cost	1,553	1,439		—
Service cost	102	114	—	—
Amendments	465	—		—
Actuarial loss	6,860	1,698	—	—
Benefits paid	(1,430)	(1,400)	—	—
Benefit obligations at end of year	$ 61,595	30,218	$ 11,906	—
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 22,502	19,249	$ —	—
Acquisition of business	14,328	—	—	—
Actual gain on plan assets	1,543	3,573	—	—
Employer contributions	2,482	1,080	—	—
Benefits paid	(1,430)	(1,400)		—
Fair value of plan assets at end of year	$ 39,425	22,502	$ —	—
Funded status at end of year:				
Fair value of plan assets	$ 39,425	22,502	$	
Benefit obligations	61,595	30,218	11,906	—
Funded status	$ (22,170)	(7,716)	$ (11,906)	
Amounts recognized in the consolidated balance sheet consist of:				
Noncurrent liability	$ (22,170)	(7,716)	$ 11,802	—
Current liability	—	—	104	—
Accumulated other comprehensive loss	13,008	6,356	—	—

All of our pension and postretirement plans are underfunded, and have been underfunded for all years presented. The amounts recognized in other comprehensive (loss) income consist entirely of net actuarial loss during the years ended June 30, 2012, 2011, and 2010 and totaled ($6,652), $1,066, and ($1,402), respectively.

At June 30, 2012 and 2011, the accumulated benefit obligations were $61,595 and $30,218, respectively, for defined benefit pension plans and $11,906 and $0, respectively, for the defined postretirement benefit plan.

Net Periodic Pension Expense — The components of net periodic pension expense (benefit) for the Company's defined benefit pension plans are as follows:

	2012	2011	2010
Interest cost	$ 1,553	1,439	1,285
Service cost	102	114	26
Expected return on plan assets	(1,737)	(1,487)	(1,075)
Amortization of net loss	866	678	572
Net periodic pension expense	$ 784	744	808

In fiscal year 2013, actuarial net losses of approximately $1,774 are expected to be recognized into periodic benefit cost from accumulated other comprehensive loss.

Assumptions and Other Data The assumptions used to determine benefit obligations at June 30, 2012 and 2011 follow:

	Pension Plans		Nonpension Postretirement Plans	
	2012	2011	2012	2011
Discount rate	3.5% - 5.0%	5.25% - 5.30%	5.10%	—

The discount rate used in calculating the present value of our pension plan obligations is developed based on the Citigroup Pension Discount Curve for both the GMI plans and Core Metals plan, and the Mercer Yield Curve for Quebec Silicon pension and postretirement benefit plans and the expected cash flows of the benefit payments.

The assumptions used to determine net periodic expense for the Company's defined benefit pension plans for years ended June 30, 2012, 2011, and 2010 are as follows:

	2012	2011	2010
Discount rate	5.00% - 5.30%	5.25%	5.85% - 6.25%
Expected return on plan assets	5.50% - 8.00%	8.00% - 8.50%	8.00% - 8.50%

Expected return on plan assets is determined based on management's expectations of long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations. In determining the expected return on plan assets, the Company takes into account historical returns, plan asset allocations and related investment strategies, as well as the outlook for inflation and overall fixed income and equity returns.

The Company expects to make discretionary contributions of approximately $4,128 to the pension plans for the year ending June 30, 2013.

The following reflects the gross benefit payments that are expected to be paid for the benefit plans for the years ended June 30:

	Pension Plans	Nonpension Postretirement Plans
2013	$ 2,555	$ 104
2014	2,788	153
2015	2,981	209
2016	3,193	259
2017	3,305	303
Years 2018-2022	17,398	2,066

The accumulated nonpension postretirement benefit obligation has been determined by application of the provisions of the Company's health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 8.5% for fiscal 2013 and decreasing to an ultimate rate of 4.5% in fiscal 2027. The effect of a 1% increase in health care cost trend rate on nonpension postretirement benefit obligation is $2,801. The effect of a 1% decrease in health care cost trend rate on nonpension postretirement benefit obligation is ($2,134).

The Company's overall strategy is to invest in high-grade securities and other assets with a limited risk of market value fluctuation. In general, the Company's goal is to maintain the following allocation ranges:

Equity securities	55 - 70%
Fixed income securities	30 - 40
Real estate	5 - 10

The fair values of the Company's pension plan assets as of June 30, 2012 are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
Cash and cash equivalents	$ 418	—	418
Equity securities:			
Domestic equity mutual funds	4,307	—	4,307
International equity mutual funds	3,707	—	3,707
Commingled domestic equity funds	—	3,253	3,253
Commingled international equity funds		6,339	6,339
Fixed income securities:			—
Fixed income mutual funds	9,348		9,348
Commingled fixed income funds	—	11,082	11,082
Real estate mutual funds	971		971
	$ 18,751	20,674	39,425

The fair values of the Company's pension plan assets as of June 30, 2011 are as follows:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total
Cash and cash equivalents	$ 341	—	341
Equity securities:			
Domestic equity mutual funds	5,083	—	5,083
International equity mutual funds	2,573		2,573
Commingled domestic equity funds	—	3,374	3,374
Fixed income securities:			
Fixed income mutual funds	8,212	—	8,212
Commingled fixed income funds	—	2,037	2,037
Real estate mutual funds	882	—	882
	$ 17,091	5,411	22,502

See note 19 (Fair Value Measures) for additional disclosures related to the fair value hierarchy. The Company held no level 3 assets during the year.

b. Other Benefit Plans

The Company administers healthcare benefits for certain retired employees through a separate welfare plan requiring reimbursement from the retirees.

The Company's subsidiary, GMI, provides two defined contribution plans (401(k) plans) that allow for employee contributions on a pretax basis. During fiscal year 2008, the Company agreed to match 25% of participants' contributions up to a maximum of 6% of compensation. Company matching contributions for the years ended June 30, 2012, 2011, and 2010 were $330, $202, and $223, respectively. Additionally, subsequent to the acquisition of Core Metals as discussed in note 3 (Business Acquisitions, Investments, and Divestitures), the Company began sponsoring the Core Metals defined contribution plan. Under the plan the Company may make discretionary payments to salaried and non-union participants in the form of profit sharing and matching funds. Company matching contributions for the years ended June 30, 2012, 2011, and 2010 were $102, $111, and $26, respectively.

Other benefit plans offered by the Company include a Section 125 cafeteria plan for the pretax payment of healthcare costs and flexible spending arrangements.

(14) Income Taxes

The sources of income before provision for income taxes and income attributable to noncontrolling interest for the years ended June 30, 2012, 2011, and 2010 were as follows:

	2012	2011	2010
U.S. operations	$ 73,859	87,096	21,865
Non-U.S. operations	12,777	5,618	32,942
Total	$ 86,636	92,714	54,807

The components of current and deferred income tax expense are as follows:

	2012	2011	2010
Current:			
Federal	$ 13,506	16,113	10,471
State	1,996	1,982	2,686
Foreign	3,946	4,355	14,446
Total current	19,448	22,450	27,603
Deferred:			
Federal	8,257	12,622	(3,745)
State	1,244	1,107	(3,315)
Foreign	(189)	(191)	(4)
Total deferred	9,312	13,538	(7,064)
Total provision for income taxes	$ 28,760	35,988	20,539

The following is a reconciliation, stated in percentage, of the U.S. statutory federal income tax rate to our effective tax rate for the years ended June 30, 2012, 2011, and 2010:

	2012	2011	2010
Federal statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	2.4	2.6	(3.6)
Foreign tax holiday and rate differential	(1.8)	0.7	2.3
Change in valuation allowance	1.1	(0.2)	5.5
Domestic production activities deduction	(1.9)	(1.7)	(1.2)
Other items	(1.6)	2.4	(0.5)
Effective tax rate	33.2%	38.8%	37.5%

The Company operated under a tax holiday in Argentina, where the Company's manufacturing income was taxed at a preferential rate, which varied based on production levels from the Company's Argentine facilities, compared to a statutory rate of 35%. The tax holiday in Argentina expired in June 2012. For the year ended June 30, 2012, the foreign tax holiday in Argentina provided a benefit of $144 to net income and no impact to earnings per share.

As of June 30, 2012, we had approximately $80,000 of undistributed foreign earnings. We intend to continue to reinvest earnings outside the U.S. for the foreseeable future, and therefore, have not recognized any U.S. tax expense on these earnings.

Significant components of the Company's deferred tax assets and deferred tax liabilities at June 30, 2012 and 2011 consist of the following:

	2012	2011
Deferred tax assets:		
Inventories	$ 3,676	2,414
Accounts receivable	198	139
Accruals	9,322	6,673
Deferred Revenue	178	298
Net operating losses and other carryforwards	16,223	17,999
Other assets	901	259
Share-based compensation	5,104	4,868
Gross deferred tax assets	35,602	32,650
Valuation allowance	(10,340)	(8,754)
Net deferred tax assets	25,262	23,896
Deferred tax liabilities:		
Fixed assets	(46,257)	(39,340)
Prepaid expenses	(1,861)	(899)
Intangibles	(1,147)	(974)
Total deferred tax liabilities	(49,265)	(41,213)
Net deferred tax liabilities	$ (24,003)	(17,317)

The Company has tax benefits for net operating loss carry forwards (NOLs), a portion of which are subject to various limitations, which expire at various dates in the future. The Company's NOLs and expiration dates at June 30, 2012 are as follows:

	Amount	Expires
Federal	$ 23,204	2024 through 2026
State	105,123	2013 through 2031
Foreign	9,074	2013 through 2021

The Company maintains valuation allowances where it is more likely than not that all or a portion of a deferred tax asset will not be realized. Changes in valuation allowances are included in our tax provision in the period of change. In determining whether a valuation allowance is warranted, the Company evaluates factors such as prior earnings history, expected future earnings, carry back and carry forward periods and tax strategies that could potentially enhance the likelihood of the realization of a deferred tax asset. For the year ended June 30, 2012, the increase in the valuation allowance of $1,586 was primarily attributable to the Company's net operating loss carryforwards in China and a corresponding adjustment to the valuation allowance resulting in no net impact on the Company's provision for income taxes. For the year ended June 30, 2011, the decrease in the valuation allowance of $4,743 was primarily attributable to a decrease in the Company's net operating loss carryforwards in China due to taxable income in 2011 and a corresponding adjustment to the valuation allowance resulting in no net impact on the Company's provision for income taxes.

The total valuation allowance at June 30, 2012, 2011, and 2010 is $10,340, $8,754, and $13,497, respectively, and consists of the following:

	2012	2011	2010
Federal NOLs	$ 4,100	4,100	3,848
State NOLs	857	819	1,055
Foreign NOLs	2,787	1,229	5,781
Federal credits	236	235	463
State credits	2,360	2,371	2,350
Total	$ 10,340	8,754	13,497

The Company files a consolidated U.S. income tax return and tax returns in various state and local jurisdictions. Our subsidiaries also file tax returns in various foreign jurisdictions. The Company's principal jurisdictions include the U.S., Canada, Argentina, and China. The number of open tax years subject to examination varies depending on the tax jurisdiction. The Company's major taxing jurisdictions and the related open tax years subject to examination are as follows: the U.S. from 2009 to present, Argentina from 2006 to present, and China from 2009 to present.

General accounting principles relating to uncertain income tax positions prescribe a minimum recognition threshold a tax position is required to meet before being recognized, and provides guidance on the derecognition, measurement, classification and disclosure relating to income taxes. The following is a tabular reconciliation of the total amount of unrecognized tax benefits for the year, excluding interest and penalties:

	2012	2011	2010
Balance at the beginning of the year	$ 774	2,039	—
Gross increases for prior year tax positions		206	2,039
Gross decreases for prior year tax positions	(252)	(1,471)	—
Balance at the end of the year	$ 522	774	2,039

The Company has elected to include interest and penalties in its income tax expense. Included in our liability for uncertain tax positions are interest and penalties of $76, $145, and $336 for the years ended June 30, 2012, 2011, and 2010, respectively. For the years ended June 30, 2012, 2011, and 2010, we recognized $42, ($149), and $268, respectively, of interest and penalties in income tax benefit/provision. The Company believes that it is reasonably possible that approximately $146 of its currently remaining uncertain tax position liability may be recognized within the next twelve months. The portion of uncertain tax positions as of June 30, 2012 that would, if recognized, impact the effective tax rate was $522, $774, and $629 as of June 30, 2012, 2011, and 2010, respectively.

(15) Commitments and Contingencies

a. Legal Contingencies

The Company is subject to various lawsuits, claims, and proceedings that arise in the normal course of business, including employment, commercial, environmental, safety, and health matters, as well as claims associated with our historical acquisitions and divestitures. Although it is not presently possible to determine the outcome of these matters, in the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

During the year ended June 30, 2011, the Company made escrow deposits and received payments totaling $2,038 and accrued $4,249 for working capital claims associated with our historical acquisitions.

b. Environmental Contingencies

It is the Company's policy to accrue for costs associated with environmental assessments, remedial efforts, or other environmental liabilities when it becomes probable that a liability has been incurred and the costs can be reasonably estimated. When a liability for environmental remediation is recorded, such amounts will be recorded without giving effect to any possible future recoveries. At June 30, 2012, there are no significant liabilities recorded for environmental contingencies. With respect to the cost for ongoing environmental compliance, including maintenance and monitoring, such costs are expensed as incurred unless there is a long-term monitoring agreement with a governmental agency, in which case a liability is established at the inception of the agreement.

c. Asset Retirement Obligations

As of June 30, 2012 and 2011, the Company has recorded asset retirement obligation accruals for mine reclamation and closure costs totaling $5,731 and $888, respectively. There were no assets that were legally restricted for purposes of settling asset retirement obligations at June 30, 2012 or 2011.

d. Employee Contracts

As of June 30, 2012, the Company had 1,493 employees. The Company's total employees consist of 458 salaried employees and 1,035 hourly employees, and include 665 unionized employees. 44.5% of the workforce is covered by collective bargaining agreements and 17.3% of the workforce is covered by collective bargaining agreements expiring within one year of June 30, 2012.

e. Power Commitments

Electric power is a major cost of the Company's production process as large amounts of electricity are required to operate arc furnaces. A summary of electric power commitments follows:

Facility	Supplier	Terms	Price Structure	Capacity
Alloy, West Virginia	Appalachian Power	Through October 30, 2012, 1-year termination notice	Published tariff rate	110 MW interruptible
Alloy, West Virginia	Brookfield Power	Through December 31, 2021	Fixed rate	100 MW (hydro power)
Beverly, Ohio	American Electric Power	Evergreen, 1-year termination notice	Published tariff rate	2.5 MW firm 85 MW interruptible
Niagara Falls, New York	New York Power Authority	Through September 30, 2021	Based on the EP and RP commodity agreement	32.6 MW replacement 7.3 MW expansion
Selma, Alabama	Alabama Power	Evergreen, 1-year termination notice	Published tariff rate	2.15 MW firm 40.85 MW interruptible
Bridgeport, Alabama	Tennessee Valley Authority	Through April 30, 2020, 2-year termination notice	Fixed rate, reset annually	10MW firm 30MW interruptible
Becancour, Quebec	Hydro Quebec	Through November 3, 2012	Published tariff rate	2.0 MW firm 80 MW interruptible

On February 24, 2011, the Company entered into a hydropower contract extension agreement with the New York Power Authority. Under the terms of this commodity purchase agreement, the Company will be supplied up to a maximum of 40,000 kW of hydropower from the Niagara Power Project to operate its Niagara Falls, New York facility. The hydropower will be supplied at preferential power rates plus market-based delivery charges through September 30, 2021. Under the terms of the contract, the Company has committed to specified employment, power utilization, and capital investment levels, which, if not met, could reduce the Company's power allocation from the Niagara Power Project.

e. Joint Development Supply Agreement

On April 24, 2008, the Company's subsidiaries, Solsil and GMI, entered into a technology license, joint development and supply agreement with BP Solar International Inc. (BP Solar) for the sale of solar grade silicon. As part of this agreement, BP Solar paid Solsil $10,000 as an advance for research and development services and facilities construction. In accordance with ASC 605.25, revenue associated with this agreement was deferred until specific contract milestone had been achieved, or research development services were successful in reducing manufacturing costs. Revenue would then would be recognized ratably as product was delivered to BP Solar, or, if research and development services were performed, but unsuccessful, deferred until contract expiration. In November 2010, the technology license, joint development and supply agreement was terminated, $9,400 in previously deferred revenue was recognized by the Company, and the Company made a $600 payment to BP Solar.

f. Lease Commitments

The Company leases certain machinery and equipment, automobiles, railcars and office space. For the years ended June 30, 2012, 2011, and 2010, lease expense was $3,527, $3,173, and $2,191, respectively.

Minimum rental commitments under noncancelable operating and capital leases outstanding at June 30, 2012 for the fiscal years of 2013 onward are as follows:

	2013	2014	2015	2016	2017	Thereafter
Operating lease obligations	$ 3,266	2,053	846	181	—	—
Capital lease obligations	2,544	2,562	2,445	2,505	2,213	2,029

(16) Stockholders' Equity

a. Common Stock

In August 2009, the Company closed on an initial public offering on the NASDAQ Global Select Market of 16,100,000 shares of its common stock at $7.00 per share. Of the shares offered, 5,600,000 new shares were offered by the Company and 10,500,000 existing shares were offered by selling stockholders (which included 2,100,000 shares sold by the selling stockholders pursuant to the exercise of the underwriters' over-allotment option). Total proceeds of the offering to the Company were $36,456, net of underwriting discounts and commissions totaling $2,744.

b. Preferred Stock

The Company is authorized to issue one million shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors. To date, no preferred stock has been issued by the Company.

c. Warrants

In connection with the Company's initial public offering on the AIM market of the London Stock Exchange on October 3, 2005, the Company sold 33,500,000 units, consisting of one share of the Company's common stock and two redeemable common stock purchase warrants. Also in connection with this initial public offering, the Company issued an option to purchase 1,675,000 units (individually, UPO) at an exercise price of $7.50 per UPO. Each UPO consists of one share of the Company's common stock and two redeemable common stock purchase warrants. All of the Company's warrants had an exercise price of $5.00 per common share and were scheduled to expire on October 3, 2009.

During the year ended June 30, 2008, 699,440 of the warrants issued in connection with the Company's initial public offering were exercised and an additional 100,262 warrants and 50,131 common shares were issued in connection with a cashless exercise of 67,458 UPOs.

During the year ended June 30, 2009, 166,668 of the warrants issued in connection with the Company's initial public offering were exercised and an additional 485,505 warrants and 242,753 common shares were issued in connection with a cashless exercise of 282,128 UPOs. Also during the year ended June 30, 2009, the Company executed a warrant exchange program under which it agreed to exchange 5.5 warrants for one share of the Company's common stock. A total of 19,164,294 warrants were converted to 3,484,417 common shares under this exchange program.

Prior to the expiration date, the Company received exercise notifications from the holders of substantially all of the outstanding warrants and UPOs. The holders of the UPOs exercising their UPOs also immediately exercised the warrants issuable upon the exercise of their UPOs. As a result of all of these exercises, the Company issued 1,775,933 shares of common stock to the former holders of the warrants and UPOs, and no warrants or UPOs remain outstanding at June 30, 2010. The Company received $1,497 in cash with respect to these exercises, and the remainder of the shares were issued on a net, cashless basis. The sales and issuances of shares pursuant to the warrant and UPO exercises were deemed to be exempt from registration under the Securities Act of 1933 by virtue of Section 4(2) pertaining to private offers and sales or Regulation S pertaining to foreign offers and sales.

The Company has accounted for all warrant transactions as a component of stockholders' equity.

d. Treasury Stock

In December 2008, the Company's board of directors approved a share repurchase program that authorized the Company to repurchase up to $25,000 of the Company's common stock during the ensuing six months. The program did not obligate the Company to acquire any particular amount of shares. 1,000 shares were repurchased at $4.00 per share under this program.

In connection with the Company's acquisition of approximately 81% of Solsil in February 2008, 562,867 of the 5,628,657 shares issued to the former shareholders and optionholders of Solsil were placed into escrow pending the attainment of certain milestones. In April 2008, 281,430 of these escrow shares were released based on the satisfaction of certain conditions. Upon expiration of the escrow period in February 2011, the remaining 281,437 escrow shares were returned to the Company and are now included in treasury stock at cost, which is equal to their par value.

e. Noncontrolling Interest

As discussed in note 3, the Company recorded an increase in noncontrolling interest of $27,012 in association with the sale of a 49% membership interest in WVA LLC on November 5, 2009.

As discussed in note 3, the Company recorded an increase in noncontrolling interest of $46,762 in association with the purchase of 51% interest in Quebec Silicon on June 13, 2012.

f. Dividend

On September 16, 2010, the Company's board of directors approved a dividend of $0.15 per common share. The dividend, totaling $11,269, was paid on October 29, 2010, to stockholders of record as of October 15, 2010.

On September 21, 2011, the Company's board of directors approved a dividend of $0.20 per common share. The dividend, totaling $15,007, was paid on October 28, 2011, to stockholders of record as of October 14, 2011.

g. Solsil Share Purchase

On December 6, 2011, the Company purchased all the shares held by one of Solsil's minority partners for $150. Additionally, Solsil issued and sold new shares to the Company for $3,500. Subsequent to these stock purchase transactions the Company owns 97.25% of Solsil.

(17) Earnings Per Share

Basic earnings per common share are calculated based on the weighted average number of common shares outstanding during the years ended June 30, 2012, 2011, and 2010, respectively. Diluted earnings per common share assumes the exercise of stock options, the conversion of warrants, and the exercise of UPOs, provided in each case the effect is dilutive.

The reconciliation of the amounts used to compute basic and diluted earnings per common share for the years ended June 30, 2012, 2011, and 2010 is as follows:

	2012	2011	2010
Basic earnings per share computation			
Numerator:			
Net income attributable to Globe Specialty Metals, Inc.	$ 54,570	52,808	34,101
Denominator:			
Weighted average basic shares outstanding	75,038,674	74,924,947	73,511,696
Basic earnings per common share	$ 0.73	0.70	0.46
Diluted earnings per share computation			
Numerator:			
Net income attributable to Globe Specialty Metals, Inc.	$ 54,570	52,808	34,101
Denominator:			
Weighted average basic shares outstanding	75,038,674	74,924,947	73,511,696
Effect of dilutive securities	1,585,218	1,699,398	1,258,451
Weighted average diluted shares outstanding	76,623,892	76,624,345	74,770,147
Diluted earnings per common share	$ 0.71	0.69	0.46

The following potential common shares were excluded from the calculation of diluted earnings per common share because their effect would be anti-dilutive:

	2012	2011	2010
Stock options	1,101,079	66,667	160,000

(18) Share-Based Compensation

a. Stock Plan

The Company's share-based compensation program consists of the Globe Specialty Metals, Inc. 2006 Employee, Director and Consultant Stock Plan (the Stock Plan). The Stock Plan was initially approved by the Company's stockholders on November 10, 2006, and was amended and approved by the Company's stockholders on December 6, 2010 to increase by 1,000,000 the number of shares of common stock authorized for issuance under the Stock Plan. The Stock Plan, as amended, provides for the issuance of a maximum of 6,000,000 shares of common stock for the granting of incentive stock options, nonqualified options, stock grants, and share-based awards. Any remaining shares available for grant, but not yet granted, will be carried over and used in the following fiscal years.

At June 30, 2012, there were 497,633 shares available for grant. During the year ended June 30, 2012, share-based compensation awards were limited to the issuance of 1,013,270 nonqualified stock options and 2,676 restricted stock grants. All option grants have maximum contractual terms ranging from 5 to 10 years. It is the Company's policy to issue new shares to satisfy the requirements of its share-based compensation plan. The Company does not expect to repurchase shares in the future to support its share-based compensation plan.

A summary of the changes in options outstanding under the Stock Plan for the years ended June 30, 2012, 2011, and 2010 is presented below:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding as of June 30, 2009	4,315,000	$ 5.12		
Granted	60,000	11.40		
Exercised	(98,558)	6.25		
Forfeited and expired	(10,000)	4.00		
Outstanding as of June 30, 2010	4,266,442	$ 5.18		
Outstanding as of June 30, 2010	4,266,442	$ 5.18		
Granted	7,960	16.23		
Exercised	(878,025)	6.28		
Forfeited and expired	(6,250)	4.00		
Outstanding as of June 30, 2011	3,390,127	$ 4.93		
Outstanding as of June 30, 2011	3,390,127	$ 4.93		
Granted	1,013,270	18.58		
Exercised	(38,000)	5.12		
Forfeited and expired		—		
Outstanding as of June 30, 2012	4,365,397	$ 8.10	2.65	$ 29,690
Exercisable as of June 30, 2012	3,537,189	$ 5.67	2.29	$ 29,673

The weighted average grant date fair value of stock options granted during the years ended June 30, 2012, 2011, and 2010 was $8.97, $7.34, and $4.46, respectively. The total intrinsic value of options exercised during the years ended June 30, 2012, 2011, and 2010, was $417, $7,194, and $459, respectively.

A summary of the Company's nonvested options as of June 30, 2012, and changes during the year ended June 30, 2012, is presented below:

	Number of Options	Weighted-Average Grant-Date Fair Value Per Share
Nonvested as of June 30, 2011	54,251	$ 5.04
Granted	1,013,270	8.97
Vested	(239,313)	8.35
Forfeited and expired		—
Nonvested as of June 30, 2012	828,208	$ 8.93

The total fair value of shares vested during the years ended June 30, 2012, 2011, and 2010, was $1,998, $8,397, and $10,323, respectively. The 1,013,270 incentive stock options granted during the year ended June 30, 2012 consisted of 918,750 options which vest and become exercisable in equal one-sixteenth increments every quarter from the date of grant for four years, 27,600 options which vest and become exercisable in equal one-eighth increments every quarter from the date of grant for two years, 61,136 options which vest and become exercisable on December 31, 2014, and 5,784 options which vested and became exercisable on June 30, 2012.

The Company estimates the fair value of grants using the Black-Scholes option pricing model. The following assumptions were used to estimate the fair value of stock option awards granted during the years ended June 30, 2012, 2011, and 2010:

	2012	2011	2010
Risk-free interest rate	0.30 to 0.64%	0.72%	1.26% to 1.54%
Expected dividend yield	—	—	—
Expected volatility	66.00 to 70.00%	73.20%	69.10 to 75.20%
Expected forfeiture rate	—	—	—
Expected term (years)	3.00 to 4.40%	2.79%	2.50 to 3.43%

The risk-free interest rate is based on the yield of zero coupon U.S. Treasury bonds with terms similar to the expected term of the options. The expected dividend yield for grants is zero given the Company's limited history of dividend issuances and the uncertainty of any future dividend amounts, if any. Since there is limited historical trading data related to the Company's common stock, the expected volatility over the term of the options is estimated using the historical volatilities of similar companies. The expected forfeiture rate is zero as anticipated forfeitures are estimated to be minimal based on historical data. The expected term is the average of the vesting period and contractual term.

For the years ended June 30, 2012, 2011, and 2010, share-based compensation expense was $2,482 ($1,338 after tax), $4,462 ($2,407 after tax), and $5,712 ($3,082 after tax), respectively. The expense is reported within selling, general, and administrative expenses.

As of June 30, 2012, the Company has unearned compensation expense of $6,986, before income taxes, related to nonvested stock option awards. The unrecognized compensation expense is expected to be recognized over the following periods ending on June 30:

	2013	2014	2015	2016	2017
Share-based compensation (pretax)	$ 2,352	2,238	2,156	240	—

b. Executive Bonus Plan

The Company issues restricted stock units under the Company's Executive Bonus Plan. These restricted stock units proportionally vest over three years, but are not delivered until the end of the third year. The Company will settle these awards by cash transfer, based on the Company's stock price on the date of transfer. During the year ended June 30, 2012, 452,142 restricted stock units were granted, and as of June 30, 2012, 487,367 restricted stock units were outstanding. For the year ended June 30, 2012, share-based compensation expense for these restricted stock units was $1,089 ($587 after tax). The expense is reported within selling, general, and administrative expenses. The $1,219 liability associated with these restricted stock units is included in other long-term liabilities at June 30, 2012.

(19) Fair Value Measures

ASC 820, Fair Value Measures and Disclosures, establishes a fair value hierarchy for disclosure of fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

Level 3 Unobservable inputs reflecting management's own assumptions about the inputs used in pricing the asset or liability. For example, cash flow modeling using inputs based on management's assumptions.

The Company does not have any assets that are required to be remeasured at fair value at June 30, 2012. The following table summarizes liabilities measured at fair value on a recurring basis at June 30, 2012:

	Total	Level 1	Level 2	Level 3
Foreign exchange forward contracts	$ 20	—	20	—
Power hedge	742		742	
Restricted stock units	1,282	1,282	—	—
Total	$ 2,044	1,282	762	

The Company does not have any assets that are required to be remeasured at fair value at June 30, 2011. The following table summarizes liabilities measured at fair value on a recurring basis at June 30, 2011:

	Total	Level 1	Level 2	Level 3
Interest rate derivatives	$ 320	—	320	—
Power hedge	110	—	110	
Restricted stock units	130	130	—	—
Total	$ 560	130	430	

Derivative liabilities relate to the interest rate cap and interest rate swap agreements, the foreign exchange forward contracts, and power hedge agreement summarized in note 12 (Derivative Instruments). Fair values are determined by independent brokers using quantitative models based on readily observable market data.

The fair value of restricted stock units is based on quoted market prices of the Company stock at the end of each reporting period.

See note 9 (Debt) for information regarding the fair value of our outstanding debt.

(20) Related Party Transactions

From time to time, the Company enters into transactions in the normal course of business with related parties. Management believes that such transactions are at arm's length and for terms that would have been obtained from unaffiliated third parties.

A current and a former member of the board of directors are affiliated with Marco International and Marco Realty. During the years ended June 30, 2012, 2011, and 2010, the Company:

- Paid Marco Realty $0, $0, and $166, respectively, to rent office space for its corporate headquarters in New York City, New York.
- Entered into agreements with Marco International to purchase graphitized carbon electrodes. Purchases under these agreements totaled $18,136, $24,731, and $21,962, respectively. At June 30, 2012 and 2011, payables to Marco International under these agreements totaled $962 and $2,952, respectively.
- Entered into agreements with Marco International to purchase rare earth. Purchases under these agreements totaled $1,013, $1,001, and $0, respectively. At June 30, 2012 and 2011, payables to Marco International under these agreements totaled $0 and $1,001, respectively.
- Entered into agreements to sell ferrosilicon to Marco International. Net sales under these agreements totaled $851, $895, and $590, respectively. At June 30, 2012 and 2011, receivables from Marco International under these agreements totaled $137 and $192, respectively.
- Entered into agreements to sell calcium silicon powder to Marco International. Net sales under these agreements totaled $5,611, $524, and $0, respectively. At June 30, 2012 and 2011, receivables from Marco International under these agreements totaled $1,115 and $0, respectively.

The Company is affiliated with Norchem, Inc. (Norchem) through its 50.0% equity interest. During the years ended June 30, 2012, 2011, and 2010, the Company sold Norchem product valued at $5,923, $5,575, and $4,065, respectively. At June 30, 2012 and 2011, receivables from Norchem totaled $622 and $576, respectively.

Prior to the Company's purchase of a majority interest in Ningxia Yonvey Coal Industrial Co., Ltd (Yonvey), Yonvey's predecessor had entered into a lending agreement with the remaining minority stockholder. At June 30, 2012 and 2011, $1,112 and $1,086, respectively, remained payable to Yonvey from this related party.

(21) Operating Segments

Operating segments are based upon the Company's management reporting structure and include the following six reportable segments:

- *GMI* — a manufacturer of silicon metal and silicon-based alloys and a provider of specialty metallurgical coal for the silicon metal and silicon-based alloys industries located in North America.
- *Globe Metais* — a distributor of silicon metal manufactured in Brazil. This segment includes the historical Brazilian manufacturing operations, comprised of a manufacturing plant in Breu Branco, mining operations, and forest reserves, which were sold on November 5, 2009.
- *Globe Metales* — a manufacturer of silicon-based alloys located in Argentina.
- *Solsil* — a manufacturer of upgraded metallurgical grade silicon metal located in the United States.
- *Corporate* — general corporate expenses, investments, and related investment income.
- *Other* — operations that do not fit into the above reportable segments and are immaterial for purposes of separate disclosure. The operating segments include Yonvey's electrode production operations and certain other distribution operations for the sale of silicon metal and silicon-based alloys.

Each of our reportable segments distributes its products in both its country of domicile, as well as to other international customers. The following presents the Company's consolidated net sales by product line for the years ended:

	2012	2011	2010
Silicon metal	$ 360,726	347,599	296,763
Silicon-based alloys	269,919	236,607	148,092
Other	74,899	57,657	27,803
Total	$ 705,544	641,863	472,658

a. Segment Data

Summarized financial information for our reportable segments as of, and for, the years ended June 30, 2012, 2011, and 2010 are shown in the following tables:

2012	Net Sales	Depreciation and Amortization	Operating Income (Loss)	Interest Income	Interest Expense (1)	Income (Loss) Before Income Taxes	Total Assets	Capital Expenditures
GMI	$ 631,495	29,261	103,542	1	(5,807)	98,297	679,516	(36,126)
Globe Metais	—	—	(2)		—	(2)		
Globe Metales	64,063	1,766	11,332	49	(1,145)	10,422	86,302	(1,926)
Solsil	—	488	(984)		—	(984)	30,057	(691)
Corporate	—	424	(27,268)	777	(739)	(25,570)	469,137	(2,675)
Other	28,216	2,061	490		(503)	158	41,538	(418)
Eliminations	(18,230)	—	4,315	(584)	584	4,315	(369,803)	—
	$ 705,544	34,000	91,425	243	(7,610)	86,636	936,747	(41,836)

	2011							
	Net Sales	Depreciation and Amortization	Operating Income (Loss)	Interest Income	Interest Expense (1)	Income (Loss) Before Income Taxes	Total Assets	Capital Expenditures
GMI	$ 549,418	20,430	103,685	5	1,775	102,240	384,495	31,061
Globe Metais	15,421	—	397		—	398	294	—
Globe Metales	62,321	1,634	13,197	—	1,050	12,669	82,751	1,023
Solsil	9,420	488	8,670	—	-	8,670	29,191	165
Corporate	—	426	(29,606)	816	470	(30,086)	403,177	1,226
Other	32,325	2,077	31	1	511	428	43,317	1,564
Eliminations	(27,042)	—	(1,604)	(608)	(608)	(1,605)	(264,956)	—
	$ 641,863	25,055	94,770	214	3,198	92,714	678,269	35,039

	2010							
	Net Sales	Depreciation and Amortization	Operating Income (Loss)	Interest Income	Interest Expense (1)	Income (Loss) Before Income Taxes	Total Assets	Capital Expenditures
GMI	$ 358,279	15,812	41,126	42	2,368	39,107	324,680	18,971
Globe Metais	62,126	776	5,263	178	525	8,579	8,192	208
Globe Metales	48,959	1,820	10,073	—	1,090	10,069	71,790	996
Solsil	20	508	(1,375)		30	(1,405)	30,526	(1,410)
Corporate	—	122	2,815	619	317	2,836	415,184	1,273
Other	12,557	1,634	(4,273)	6	569	(5,036)	41,508	2,863
Eliminations	(9,283)	—	657	(527)	(527)	657	(284,735)	—
	$ 472,658	20,672	54,286	318	4,372	54,807	607,145	22,901

1 Net of capitalized interest.

The accounting policies of our operating segments are the same as those disclosed in note 2 (Summary of Significant Accounting Policies). We evaluate segment performance principally based on operating income (loss). Intersegment net sales are not material.

b. Geographic Data

Net sales are attributed to geographic regions based upon the location of the selling unit. Net sales by geographic region for the years ended June 30, 2012, 2011, and 2010 consist of the following:

	2012	2011	2010
United States	$ 625,681	574,181	407,455
Argentina	57,154	54,695	42,101
Brazil	—	—	12,820
Canada	5,520		—
China	3,131	899	592
Poland	14,058	12,088	9,690
Total	$ 705,544	641,863	472,658

Long-lived assets by geographical region at June 30, 2012, 2011, and 2010 consist of the following:

	2012	2011	2010
United States	$ 330,724	224,556	211,876
Argentina	31,185	31,054	31,665
Canada	100,842	—	—
China	26,288	27,524	27,428
Poland	939	823	800
Total	$ 489,978	283,957	271,769

Long-lived assets consist of property, plant, and equipment, net of accumulated depreciation, depletion and amortization, and goodwill and other intangible assets.

c. Major Customer Data

The following is a summary of the Company's major customers and their respective percentages of consolidated net sales for the years ended June 30, 2012, 2011, and 2010:

	2012	2011	2010
Dow Corning	13%	17%	30%
All other customers	87	83	70
Total	100%	100%	100%

The majority of sales to Dow Corning for the years ended June 30, 2012 and 2011 are associated with Dow Corning's 49% ownership interest in WVA LLC. In addition, the Company maintained a four year arrangement in which Dow Corning was to purchase 30,000 metric tons of silicon metal per calendar year through December 31, 2010. This contract was amended in November 2008 to provide for the sale of an additional 17,000 metric tons of silicon metal to be purchased in calendar year 2009. The contract was further amended in connection with the Dow Corning transactions discussed in note 3 to reduce the amount required to be sold in calendar year 2010 to 20,000 metric tons of silicon metal. In December 2010, the Company agreed to pay $4,276 to Dow Corning to settle certain remaining sales obligations under this contract. The settlement cost was recorded in cost of goods sold in December 2010.

Sales to Dow Corning are included in the GMI segment.

(22) Business Interruption Insurance Recovery

In November 2011, there was a fire at the Bridgeport, Alabama ferrosilicon plant. The Company recorded and received a business interruption insurance recovery in the amount of $450 as of June 30, 2012.

(23) Subsequent Events

On August 17, 2012, the Company's Board of Directors approved an annual dividend of $0.25 per common share, payable quarterly in September 2012, December 2012, March 2013 and June 2013. The Board of Directors authorized a quarterly dividend of $0.0625 per share payable on September 19, 2012 to shareholders of record at the close of business on September 5, 2012.

On August 17, 2012, the Board authorized the Company to offer to amend outstanding options representing the right to purchase shares issued to directors, officers and current employees pursuant to the Company's 2006 Employee, Director and Consultant Stock Plan, to permit these options alternatively to be settled for cash or exercised for the issuance of shares, at the election of the option holder. The Company anticipates that these amendments will result in "mark-to-market" accounting with respect to the subject options and the expense associated with these amendments is approximately $24,000.

The Company has evaluated subsequent events through the date these financial statements were issued.

(24) Unaudited Quarterly Results

Unaudited quarterly results for the years ended June 30, 2012 and 2011 were as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
		(Unaudited)		
2012:				
Net sales	$ 174,862	165,547	173,437	191,698
Operating income	32,465	22,230	19,950	16,780
Net income attributable to Globe Specialty Metals, Inc.	20,693	13,444	11,613	8,820
Basic earnings per common share	0.28	0.18	0.15	0.12
Diluted earnings per common share	0.27	0.18	0.15	0.12
2011:				
Net sales	$ 137,352	155,775	172,802	175,934
Operating income	8,228	20,229	36,753	29,560
Net income attributable to Globe Specialty Metals, Inc.	2,162	11,708	23,393	15,545
Basic earnings per common share	0.03	0.16	0.31	0.21
Diluted earnings per common share	0.03	0.15	0.30	0.20
2010:				
Net sales	$ 105,458	108,278	112,486	146,436
Operating income	12,326	30,466	3,307	8,187
Net income attributable to Globe Specialty Metals, Inc.	8,442	18,534	516	6,609
Basic earnings per common share	0.12	0.25	0.01	0.09
Diluted earnings per common share	0.12	0.25	0.01	0.09

Officers

Alan Kestenbaum
Executive Chairman

Jeff Bradley
Chief Executive Officer

Malcolm Appelbaum
Chief Financial Officer

Stephen Lebowitz
Chief Legal Officer

Directors

Alan Kestenbaum
Executive Chairman of Globe Specialty Metals, Inc.

Donald Barger
Retired Executive Vice President and
Chief Financial Officer YRC Worldwide Inc.

Thomas Danjczek
President
Steel Manufacturers Association

Stuart E. Eizenstat
Partner
Covington & Burling LLP

Franklin Lavin
Chairman of the Public Affairs Practice Asia-Pacific
Edelman

Alan Schriber
Director of Cincinnati Bell, Inc. and the American Transmission Company,
Former Chairman of the Public Utilities Commission of Ohio

Stockholder Return Performance Graph

The following graph compares the change in the cumulative total stockholder return on our common stock during the period from July 29, 2009 (the first day our stock began trading on the NASDAQ) through June 30, 2012 (the end of our fiscal year), with the cumulative total return on the S&P SmallCap 600 Index and S&P Metals and Mining Index. The comparison assumes that $100 was invested on July 29, 2009 in our common stock and in each of the foregoing indices and assumes reinvestment of dividends, if any.



Comparison of Cumulative Total Return Since IPO*
Among Globe Specialty Metals, S&P SmallCap 600 Index and S&P Metals & Mining Index
$360
$320
$280
$240
$200
$160
$120
$80
7/1/09
9/1/09
11/1/09
1/1/10
3/1/10
5/1/10
7/1/10
9/1/10
11/1/10
1/1/11
3/1/11
5/1/11
7/1/11
9/1/11
11/1/11
1/1/12
3/1/12
5/1/12
Globe Specialty Metals
S&P SmallCap 600 Index
S&P Metals & Mining Index

*$100 invested on 7/29/09 in stock or index, including reinvestment of dividends.

Corporate Headquarters

Globe Specialty Metals, Inc.
One Penn Plaza, Suite 4125
250 West 34th Street
New York, NY 10119
Phone: 212-798-8122
www.GLBSM.com

Counsel

Arent Fox LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5339

Independent Registered Public Accounting Firm

KPMG LLP
191 W. Nationwide Blvd.
Suite 500
Columbus, Ohio 43215

Transfer Agent

Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021

Annual Meeting

Globe Specialty Metals, Inc. will hold its annual meeting of stockholders on Tuesday, December 4, 2012 at 9:00 a.m. at One Penn Plaza, 250 West 34th Street, Suite 4125, New York, New York 10119.

Stock Information

Globe Specialty Metals, Inc. is listed on the NASDAQ Global Select Market under the symbol "GSM."

Form 10-K

A copy of our Annual Report on Form 10-K, including the financial statements and the financial statement schedules, filed in August 2012 with the U.S. Securities and Exchange Commission, may be obtained without charge to each person solicited upon the written request of any such person by writing to the Corporate Secretary at One Penn Plaza, 250 West 34th Street, Suite 4125, New York, NY 10119.

GLOBE SPECIALTY METALS

Globe Specialty Metals, Inc.
One Penn Plaza, Suite 4125
250 West 34th Street
New York, NY 10119
Phone: 212-798-8122
www.GLBSM.com